     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997

                                                      REGISTRATION NO. 333-27421
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             OCULAR SCIENCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3851                        94-2985696
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                               475 ECCLES AVENUE
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (415) 583-1400
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             GREGORY E. LICHTWARDT
                            CHIEF FINANCIAL OFFICER
                             OCULAR SCIENCES, INC.
                               475 ECCLES AVENUE
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (415) 583-1400
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

          LAIRD H. SIMONS III, ESQ.                       JAY K. HACHIGIAN, ESQ.
            BARRY J. KRAMER, ESQ.                          BENNETT L. YEE, ESQ.
           DAVID K. MICHAELS, ESQ.                     OLUFUNMILAYO B. AREWA, ESQ.
            ANDREW PICKHOLTZ, ESQ.                       JONATHAN J. NOBLE, ESQ.
              FENWICK & WEST LLP                         GUNDERSON DETTMER STOUGH
             TWO PALO ALTO SQUARE                  VILLENEUVE FRANKLIN & HACHIGIAN, LLP
         PALO ALTO, CALIFORNIA 94306                      155 CONSTITUTION DRIVE
                (415) 494-0600                         MENLO PARK, CALIFORNIA 94025
                                                              (415) 321-2400

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)


Issued July 31, 1997


                                7,200,000 Shares

                              OCULAR SCIENCE LOGO

                             OCULAR SCIENCES, INC.

                                  COMMON STOCK
                            ------------------------

  OF THE 7,200,000 SHARES OF COMMON STOCK BEING OFFERED, 3,600,000 SHARES ARE BEING SOLD BY THE COMPANY AND 3,600,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT
RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. PRIOR
 TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $15 AND $17. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE
   FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
                            ------------------------

 THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET
        UNDER THE SYMBOL "OCLR," SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.
                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 8 HEREOF.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                               UNDERWRITING                         PROCEEDS TO
                               PRICE TO        DISCOUNTS AND      PROCEEDS TO         SELLING
                                PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
                            ---------------   ---------------   ---------------   ---------------
Per Share.................  $                 $                 $                 $
Total(3)..................  $                 $                 $                 $

------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $1,080,000.


(3) Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,080,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds
    to Company and proceeds to Selling Stockholders will be $        ,
    $        , $        and $        , respectively. See "Underwriters."

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to the approval of certain legal matters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel for the Underwriters. It is expected that delivery of the Shares will be
made on or about August   , 1997 at the offices of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in same day funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER

                            BEAR, STEARNS & CO. INC.

                                                                 COWEN & COMPANY
August   , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL                , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    4
Risk Factors..........................................................................    8
Use of Proceeds.......................................................................   19
Dividend Policy.......................................................................   19
Capitalization........................................................................   20
Dilution..............................................................................   21
Selected Consolidated Financial Data..................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   23
Business..............................................................................   32
Management............................................................................   50
Certain Transactions..................................................................   57
Principal and Selling Stockholders....................................................   60
Description of Capital Stock..........................................................   62
Shares Eligible for Future Sale.......................................................   64
Underwriters..........................................................................   65
Legal Matters.........................................................................   66
Experts...............................................................................   66
Additional Information................................................................   67
Index to Consolidated Financial Statements............................................  F-1


                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent certified public accounting firm and quarterly reports for the first three quarters of each year containing unaudited consolidated financial information.
                            ------------------------

     Biomedics(R), Clinasoft(R), Edge(R), Procon(R), Mediflex(R), UltraFlex(R), Hydron(R), Hydron(R) ProActive(R), Versa-Scribe(R), Echelon(R), 7/14(R), Hydrovue(R) and Ultra T(R) are registered trademarks of the Company. The Company's logo, Hydron Biomedics 38(TM), Hydron Biomedics 55(TM), Clinasoft 55(TM), Mediflex 55(TM), UltraFlex 7/14 38(TM), UltraFlex 7/14 55(TM), Edge III(TM), Edge III XT(TM), Edge III Thin(TM) and Edge III 55(TM) are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company, which trademarks are the property of their respective owners.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, information in this Prospectus assumes (i) no exercise of the Underwriters' overallotment option, (ii) the conversion of all outstanding shares of Series A Preferred Stock of the Company ("Preferred Stock") into shares of Common Stock of the Company, (iii) the reincorporation of the Company in Delaware and (iv) a two-for-one split of the Company's Common Stock. Unless the context otherwise requires, the term "Company" when used herein shall mean Ocular Sciences, Inc., a Delaware corporation, its California predecessor and its subsidiaries.


                                  THE COMPANY

     Ocular Sciences is a rapidly growing manufacturer and marketer of soft contact lenses. The Company manufactures a broad line of soft contact lenses for annual and disposable replacement regimens. The Company believes that its lens designs provide wearers with a higher level of comfort and greater ease of handling than those of its leading competitors. The Company's manufacturing technologies permit consistent, cost-effective reproduction of these designs, allowing the Company to offer its lenses at competitive prices. In addition, the Company has implemented marketing strategies designed to assist eyecare practitioners, both in independent practice and in retail chains, in retaining their patients and monitoring their patients' ocular health, thereby providing a significant incentive for practitioners to prescribe the Company's lenses. Furthermore, the Company has continuously focused on lowering its non-manufacturing costs, or "cost-to-serve," enabling it to increase its profitability and its flexibility to reduce prices. To minimize its cost-to-serve, the Company utilizes a telemarketing sales force and directs its marketing efforts toward eyecare practitioners rather than consumers.

     Industry analysts estimate that approximately 50% of the world's population need some type of vision correction. In the United States alone, over 130 million people require some form of vision correction. The United States currently represents the world's largest market for contact lenses, with approximately 26 million people, or 20% of those requiring vision correction, wearing contact lenses according to estimates by industry analysts. The soft contact lens market is characterized by increasing lens consumption. The number of soft contact lenses sold in the United States has increased at a compound annual growth rate of approximately 20% from 1985 to 1995, according to Health Products Research, a market research firm, largely as a result of the introduction in 1988 of soft contact lenses for disposable replacement regimens. This increase in unit sales has provided manufacturing economies of scale that, together with heightened competition among eyecare practitioners, has led to significant reductions in average retail prices for soft contact lenses. Despite the decline in per unit prices, wearers' annual expenditures for lenses have increased as they have shifted to more frequent replacement regimens. The Company believes that sales in many international markets will grow at faster rates than the United States market and that this growth will be driven principally by an increase in the number of contact lens wearers, which currently is significantly lower than that in the United States, as the availability of low-priced soft contact lenses increases.

     The Company believes, based on a 1994 study sponsored by the American Academy of Ophthalmology and management's recent experience in the eyecare industry, that the eyecare profession suffers from a surplus of practitioners and believes that the resulting competitive pressure has been exacerbated by the increased prevalence of retail optical chains and mass merchandisers that provide eyecare services. The typical eyecare practitioner in both the private practice and retail chain channels depends heavily on sales of products, such as contact lenses and eyeglasses. The Company believes, based on a 1996 industry survey, that the typical optometric practice realizes approximately two-thirds of its revenue from sales of optical products, such as contact lenses and eyeglasses. Since the need for vision correction is chronic, repeat sales of contact lenses can provide the practitioner with a recurring, predictable revenue base. However, with the advent of disposable replacement regimens and the availability of nationally advertised lens brands through many competing channels of distribution, including mail-order and pharmacies, the prescribing practitioner risks losing recurring sales to alternate distribution channels.

     The Company believes that practitioners can increase their patient retention and provide better ongoing patient care by providing competitively-priced, high-quality products that are differentiated by brand from those provided by competing distribution channels. Accordingly, the Company has successfully implemented a strategy to address the needs of eyecare practitioners. The Company markets its lenses solely to eyecare practitioners, both in private practice and in retail optical chains, rather than to consumers. The Company believes that focusing on the eyecare practitioner, who strongly influences the selection of the brand of contact lenses worn by the patient, is critical to its ability to market contact lenses successfully. The Company does not sell to mail-order companies, pharmacies or other distribution channels that do not provide the eyecare services necessary to maintain overall ocular health.

     Over the last five years, the Company has established itself as a leader in the spherical, non-specialty annual replacement segment of the United States market with a market share estimated at 25% in 1996, based on unit sales. Since its introduction of lenses for weekly disposable replacement regimens in 1993, the Company has steadily increased its share of this growing market, reaching approximately 8% of total unit sales in the United States during the second half of 1996, based on data published by the Contract Lens Institute. The Company's overall unit sales have increased at a compound annual growth rate of approximately 81% since 1992, primarily due to increased sales of its lenses for weekly disposable replacement regimens. During the same period, while the overall average selling prices of all of the Company's lenses declined 50%, the Company reduced its per unit production costs by approximately 64% by spreading its relatively fixed manufacturing and operating costs over higher production volumes, and by improving its manufacturing and packaging processes. As a result, from 1992 to 1996, the Company's net sales and operating income (excluding non-recurring charges in 1992) have increased at compound annual growth rates of approximately 53% and 100%, respectively, while its operating margins improved from 6.6% to 19.3%. The Company expects that the overall average selling price that it realizes across its products will continue to decline over time and does not expect there to be significant growth in its sales of lenses for annual replacement. The Company does not believe that its recent net sales and operating income growth rates are indicative of its long-term growth rates.

STRATEGY

     The Company believes that, by continuing to pursue its strategy focused on addressing the needs of the eyecare practitioner, it will be well-positioned to increase its sales and its share of the growing disposable lens market segment. The principal elements of the Company's strategy include:

          Focus Marketing on Eyecare Practitioners. The Company's sales and marketing efforts are directed at eyecare practitioners because the practitioner strongly influences the brand of lenses purchased by the patient. The Company advertises and promotes its products solely to practitioners rather than to consumers. In addition, the Company does not sell its lenses to mail-order companies, pharmacies and other distribution channels that do not provide the eyecare services necessary to confirm lens fit and monitor ocular health. By bar-coding each disposable unit shipped, the Company can identify any diversion of its lenses to non-eyecare practitioner channels. The Company structures its branding and marketing strategies so that the patient will be more likely to refill prescriptions from the practitioner or retail chain from whom he or she received the initial prescription. As a result, the Company believes that it assists eyecare practitioners in retaining patient reorders and improves practitioners' ability to monitor their patients' ongoing ocular health, thereby providing a significant incentive for practitioners to prescribe the Company's lenses.

          Employ Unique Brand Segmentation by Channel. The high-volume use of lenses for disposable replacement regimens has resulted in increased mass-market advertising of competing products and intensified competition across distribution channels. Unlike its larger competitors, which promote nationally advertised consumer brands across multiple distribution channels, the Company advertises and promotes its lenses for disposable replacement regimens under specific brand names for the private practice channel and other brand names for the retail chain channel. The Company also provides private label brands for its larger customers. Branding by distribution channel creates brand exclusivity and allows practitioners to differentiate lenses sold by them from lenses sold through competing channels, providing them with a greater ability to retain their patients' prescription refill business. The Company believes that, as a result, its channel-specific branding has become increasingly valuable to eyecare practitioners. By promoting the repeat purchase of lenses from the prescribing practitioner, the Company believes that its marketing strategies increase patient satisfaction and thereby encourage long-term loyalty to its products, while also motivating practitioners to prescribe its lenses.

          Produce Superior Performing Products. The Company believes that its contact lenses are superior in performance to those of its major competitors in terms of comfort and ease of handling. The

     Company's advanced dry cast molding process and sophisticated lens designs maximize wearers' comfort and improve shape retention of lenses, making them easier for wearers to handle. In addition, the Company's lenses are designed and manufactured to provide fitting characteristics similar to competitors' lenses. In general, this interchangeability enables the practitioner to switch a patient to the Company's lenses without extensive refitting time. These advantages enable the Company to market its lenses to eyecare practitioners for both existing and new contact lens wearers.

          Emphasize Low-Cost Efficient Manufacturing. With the growth of the high-volume disposable market segment, low-cost, scalable manufacturing has become increasingly important. The Company's dry cast molding technology allows it to manufacture high-quality lenses efficiently. With dry cast molding, the Company has been able to reduce its manufacturing costs per lens by approximately 64% over the last three years while increasing its production volumes by approximately 470%. The Company believes that the increased unit volumes resulting from the growing disposable lens market and continued investment in automation and capacity will enable it to further reduce per unit production costs and increase production volumes.

          Minimize Cost-to-Serve. A substantial portion of the Company's costs consists of the costs required to sell and market lenses and to take and fill an order. The Company focuses on lowering these non-manufacturing costs, or "cost-to-serve," in order to increase its profitability and its flexibility to reduce prices. The Company's primary means of minimizing cost-to-serve are its use of telemarketing rather than a traditional direct sales organization and its use of advertising targeted to practitioners rather than to consumers. This strategy differentiates the Company from its competitors, and the Company believes that the cost of its average sales call is substantially lower than that of its competitors that rely on field sales representatives, as the Company's inside sales personnel can make more calls per day at a lower annual cost per salesperson. In addition, unlike its leading competitors, which market their products to consumers through expensive mass-media campaigns, the Company controls its operating expenses by directing its marketing solely to the eyecare practitioners who prescribe contact lenses. In addition, the Company is investing in increased automation in its distribution operations in order to maintain its low cost-to-serve.

          Expand Internationally Through Strategic Relationships. The Company believes that many international markets for soft contact lenses will grow at faster rates than the United States market and that this growth will be driven by increased availability of low-priced disposable lenses in developed markets such as Europe, Japan and Canada and by increased disposable income in emerging markets such as Asia and Latin America. However, many markets outside the United States do not have the level of demand necessary for local manufacturers to achieve the economies of scale required for low-cost lens production. Consistent with its strategy of minimizing cost-to-serve, the Company's international growth strategy is to establish strategic distribution and marketing relationships with regional optical companies, such as the contact lens division of the Carl Zeiss Company in Europe and Seiko Contactlens, Inc. in Japan, to capitalize on their existing market presence, customer relationships and local infrastructure. The Company believes that, as a result, it can target growing international markets effectively without significant investment in direct operations.

BACKGROUND

     The Company was founded in 1985 and was principally a distributor of contact lenses until 1992. In September 1992, the Company began manufacturing operations by acquiring Precision Lens Laboratories Ltd. ("PLL"), a United Kingdom-based company and, until the acquisition, the primary supplier of the Company's lenses. This acquisition provided the Company with the facilities and technology to manufacture high-quality contact lenses. In October 1992, the Company acquired the contact lens business of Allergan, Inc. in North and South America, which had been operating under the name American Hydron ("American Hydron"). This acquisition provided the Company with a significantly expanded customer base, an additional line of contact lens products and a manufacturing facility in Puerto Rico.
                            ------------------------

     The Company was incorporated under the name O.S.I. Corporation in California in 1985 and will reincorporate in Delaware prior to the consummation of this offering. The Company's principal executive offices are located at 475 Eccles Avenue, South San Francisco, California 94080, and its telephone number is (415) 583-1400.

                                  THE OFFERING


Common Stock offered:
  By the Company..............................  3,600,000 shares
  By the Selling Stockholders.................  3,600,000 shares
          Total...............................  7,200,000 shares(1)
Common Stock to be outstanding after the
  offering....................................  20,426,326 shares(1)(2)
Use of proceeds...............................  Repayment of $23.1 million of indebtedness and certain accrued liabilities outstanding
                                                  as of June 30, 1997, expansion and
                                                  automation of manufacturing facilities and
                                                  general corporate purposes. See "Use of
                                                  Proceeds."
Proposed Nasdaq National Market symbol........  OCLR


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                                                                                SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                                        ---------------------------------------------------    ------------------
                                         1992       1993       1994       1995       1996       1996       1997
                                        -------    -------    -------    -------    -------    -------    -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
  Net sales..........................   $16,548    $38,533    $48,503    $68,087    $90,509    $38,850    $52,969
  Gross profit.......................     4,722     13,860     25,950     41,267     53,956     22,923     32,549
  Total operating expenses...........     5,732     15,377     17,492     26,015     36,521     17,054     22,047
  Income (loss) from operations(3)...    (1,010)    (1,517)     8,458     15,252     17,435      5,869     10,502
  Net income (loss) applicable to
    common stockholders..............    (2,894)    (4,509)     4,955      8,708     10,094      3,219      6,719
  Pro forma net income per
    share(4).........................                                               $  0.52               $  0.35
  Shares used in computing pro forma
    net income per share(4)..........                                                19,527                19,554
OTHER DATA:
  Lenses sold for disposable
    replacement regimens as a
    percentage of total lenses
    sold.............................      15.2%      19.1%      53.0%      73.4%      83.5%      81.9%      88.3%
  Depreciation and amortization......     $ 400     $1,775     $2,137    $ 2,578    $ 4,904     $1,963     $3,525
  Capital expenditures...............     1,049      2,489      2,153     13,558     12,256      7,273      6,022


                                                                              AS OF JUNE 30, 1997
                                                                          ----------------------------
                                                                                               AS
                                                                          ACTUAL           ADJUSTED(5)
                                                                          -------          -----------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and restricted cash...........................   $ 4,473           $  33,898
  Working capital......................................................     3,957              47,891
  Total assets.........................................................    74,409             103,834
  Total debt...........................................................    20,312               3,916
  Stockholders' equity.................................................    30,487              82,975

---------------
(1) Assumes the Underwriters' overallotment option is not exercised.


(2) Based on the number of shares outstanding as of June 30, 1997 after giving effect to the conversion of all outstanding Preferred Stock into Common Stock. Excludes 3,079,694 shares of Common Stock issuable upon the exercise of options outstanding as of such date under the Company's 1989 Stock Option Plan (the "1989 Plan") and the Company's 1992 Officers and Directors Stock Option Plan (the "1992 Plan"). The Company expects that John D. Fruth, its President, will exercise options to purchase 1,280,000 shares of Common Stock under the 1992 Plan prior to consummation of this offering. See "Management -- Employee Benefit Plans" and Note 10 of Notes to Consolidated Financial Statements.


(3) Loss from operations for 1992 and 1993 includes non-recurring charges of $2.1 million and $4.4 million, respectively, related to writedowns in the carrying value of certain assets purchased in connection with the Company's acquisition of American Hydron.

(4) For an explanation of the determination of the number of shares used in computing pro forma net income per share, see Note 2 of Notes to Consolidated Financial Statements.

(5) Adjusted to reflect the sale by the Company of 3,600,000 shares of Common Stock offered hereby and the anticipated application of the estimated net proceeds therefrom at an assumed initial public offering price of $16.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below, in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

     Intense Competition. The market for soft contact lenses is intensely competitive and is characterized by decreasing prices for many products. The Company's products compete with products offered by a number of larger companies including the Vistakon division of Johnson & Johnson ("Johnson & Johnson"), Ciba-Geigy Corporation ("Ciba-Geigy"), Bausch & Lomb, Inc. ("Bausch & Lomb") and Wesley Jessen VisionCare, Inc. ("Wesley Jessen"). Most of the Company's competitors have substantially greater financial, manufacturing, marketing and technical resources, greater market penetration and larger manufacturing volumes than the Company. Among other things, these advantages may afford the Company's competitors greater ability to manufacture large volumes of lenses, reduce product prices and influence customer buying decisions. The Company believes that certain of its competitors are expanding, or are planning to expand, their manufacturing capacity, and are implementing new, more automated manufacturing processes, in order to support anticipated increases in volume. As many of the costs involved in producing contact lenses are relatively fixed, if a manufacturer can increase its volume, it can generally reduce its per unit costs and thereby increase its flexibility to reduce prices. In addition, competitors may reduce prices to achieve the sales volumes necessary to utilize their increased capacity. Price reductions by competitors could make the Company's products less competitive, and there can be no assurance that the Company would be able to reduce its prices in response. The Company's ability to respond to competitive pressures by decreasing its prices without adversely affecting its gross margins and operating results will depend on its ability to decrease its costs per lens. Any significant decrease in the Company's costs per lens will depend, in part, on the Company's ability to increase its sales volume and production capacity. There can be no assurance that the Company will be able to continue to increase its sales volume or reduce its per unit production costs. In response to competition, the Company may also increase cooperative merchandising allowances or otherwise increase spending, which may adversely affect its business, financial condition and results of operations. The failure of the Company to respond to competitive pressures, and particularly price competition, in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Manufacturing Capacity Constraints; Risks Associated with Expansion and Automation of Manufacturing Operations."

     The market for contact lenses is shifting from lenses marketed for annual replacement regimens, where the Company has significant experience and a leading market position, to lenses for disposable replacement regimens, where the Company is less experienced and has a significantly smaller market share. The disposable lens segment is particularly competitive and price-sensitive and is currently dominated by the Acuvue product produced by Johnson & Johnson. The Company believes that the per unit production costs of Johnson & Johnson and certain of the Company's other competitors are currently lower than those of the Company. A significant price reduction by Johnson & Johnson or certain of the Company's other competitors could limit or reduce the Company's market share in the disposable lens segment and, as a result, could materially adversely affect the Company's business, financial condition and results of operations. In addition, the lenses currently offered in the United States by the Company in the disposable lens segment are marketed for weekly and monthly replacement regimens. Certain of the Company's competitors have introduced lenses for daily replacement at lower prices than their current weekly and bi-weekly disposable lenses. The Company's ability to enter and to compete effectively in the market for daily disposable lenses will depend in large part upon the Company's ability to expand its production capacity and reduce its per unit production costs. Additionally, as contact lenses for different replacement regimens are often similar, the ability of competitors to reduce their per unit costs for daily disposable lenses may also permit them to reduce their costs for lenses marketed for other replacement regimens. Such reductions, if not matched by the Company, could significantly adversely impact the Company's ability to compete over a much broader level of products. See "-- Dependence on Single Product Line; Need to Increase Sales of Lenses for Disposable Replacement Regimens."

     The Company also encounters competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures (including new refractive laser procedures such as PRK, or photorefractive keratectomy, and LASIK, or laser in situ keratomileusis). If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. Accordingly, there can be no assurance that these procedures, or other alternative technologies that may be developed in the future, will not cause a substantial decline in the number of contact lens wearers and thus have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     Manufacturing Capacity Constraints; Risks Associated with Expansion and Automation of Manufacturing Operations. The Company's success will depend upon its ability to increase its production volume on a timely basis while maintaining product quality and lowering per unit production costs. Manufacturers often encounter difficulties in increasing production volumes, including problems involving delays, quality control and shortages of qualified personnel. Any significant increase in production volume will require that the Company increase its manufacturing capacity.

     The Company intends to add new, highly automated production lines at its facilities in the United Kingdom and Puerto Rico to increase its manufacturing capacity and reduce its per unit manufacturing costs. However, there can be no assurance that the Company will be able to implement these automated lines on a timely basis or that the new automated lines will operate as efficiently as expected. The Company could encounter significant difficulties in implementing these automated lines. For example, suppliers could miss their equipment delivery schedules, the efficiency of the new production lines could improve less rapidly than expected, if at all, or the equipment or processes could require redesigning after installation. In addition, these new production lines will involve processes and equipment with which the Company and its personnel are not experienced. Difficulties experienced by the Company in automating its manufacturing facilities could impair the Company's ability to reduce its per unit production costs and to compete in the disposable lens market and, accordingly, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the installation of these highly automated production lines in Puerto Rico could increase the Company's tax rate if it results in a significant reduction in the Company's labor costs in Puerto Rico in relation to its Puerto Rican earnings.

     The Company currently expects to invest approximately $44.0 million in capital expenditures on automated production lines in the United Kingdom and Puerto Rico through the year 2000. The Company intends to finance such capital expenditures with approximately $22.0 million of the net proceeds of this offering and with net cash (if any) from operations. If net cash from operations is insufficient to fund such expenditures, the Company intends to utilize borrowings under its credit facilities. No assurances can be given as to the availability of such net cash from operations or borrowings, and if such funds are not available, the Company could be required to curtail the installation of the automated lines.

     The Company is currently experiencing space constraints at its Puerto Rican facility, which is now operating at or near capacity. As a result, the Company is in the process of negotiating a lease for a new, larger facility to be constructed to the Company's specifications. There can be no assurance that the Company will be able to secure this space in a timely manner, if at all. If space is secured, the facility must be constructed, and the Company will be required to develop and install production lines that comply with applicable laws including the Federal Food, Drug and Cosmetic Act (the "FDC Act") and requirements of the U.S. Food and Drug Administration (the "FDA") pertaining to current good manufacturing practices ("GMP"). Before any new facility for manufacturing contact lenses can begin production, it must be inspected by the FDA for compliance with GMP, and the inspection and approval process could significantly delay the Company's ability to begin production in this new facility. The development and construction of a new manufacturing facility is subject to significant risks and uncertainties, including cost estimation errors and overruns, construction delays, weather problems, equipment delays or shortages, production start-up problems and other factors. As many of such factors are beyond the Company's control, the Company cannot predict the length of any such delays, which could be substantial. Accordingly, while the Company expects to begin construction of the new facility during the third quarter of 1997, there can be no assurances as to when it will complete construction and commence production. Given the long lead times associated with constructing a new facility which can involve up to 18 months of development and construction, as well as delays while seeking FDA approval, the Company will incur substantial cash expenditures before production of commercial volumes of contact lenses is achieved at its planned new facility in Puerto Rico. Furthermore, the Company's development of a new facility will result in new fixed and operating expenses, including substantial increases in depreciation expense that will increase the Company's cost of sales. If revenue levels do not increase sufficiently to offset these new expenses, the Company's operating results could be materially adversely affected. There can be no assurance that the Company will not encounter unforeseen difficulties, costs or delays in constructing and equipping the new manufacturing facility in Puerto Rico, in relocating operations to the new facility or in commencing production at the new facility. Any such difficulties or delays would limit the Company's ability to increase production volume and lower per unit costs (and consequently prices), would limit the Company's ability to compete in the disposable lens market and, accordingly, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has in the past experienced, and may in the future experience, delays in its ability to fill customer orders for certain products on a timely basis because of limits on its production capacity. Significant delays in filling orders over an extended period would damage customer relations, which would materially adversely affect the Company's business, financial condition and results of operations. The production schedules for each of the Company's products are based on forecasts of customer demand for such products, and the Company has only limited ability to modify short-term production schedules. If the Company were to underestimate materially the demand for any of its products, it would not be able, on a short-term basis, to satisfy such demand fully. The ability of the Company to estimate demand may be less precise during periods of rapid growth or with respect to new products. The failure of the Company to forecast its requirements accurately could lead to inventory shortages or surpluses that could adversely affect results of operations and lead to fluctuations in quarterly operating results. See "Business -- Manufacturing."

     Risk of Trade Practice Litigation; Changes in Trade Practices. The contact lens industry has been the subject of a number of class action and government lawsuits and government investigations in recent years. In December 1996, over twenty states sued three of the Company's largest competitors, as well as certain eyecare practitioners and trade organizations. The suit alleges, among other things, a conspiracy among such persons to violate antitrust laws by refusing to sell contact lenses to mail-order and other non-practitioner contact lens providers, so as to reduce competition in the contact lens industry. A similar lawsuit was filed by the State of Florida in 1994 and may go to trial in 1997, and several similar class action lawsuits were also filed in 1994. It has recently been announced that one of the defendants in such suits has agreed to settle the lawsuits as to itself by agreeing to sell contact lenses to mail-order and other alternative distribution channels, and to make substantial cash and product rebates available to consumers. See "Business -- Sales and Marketing." In an unrelated matter, one of the Company's largest competitors was sued in a class action lawsuit brought in the Federal District Court in the Northern District of Alabama in 1994 (the "Alabama Lawsuit"). This suit alleged that the defendant engaged in fraudulent and deceptive practices in the marketing and sale of contact lenses by selling identical contact lenses, under different brand names and for different replacement regimens, at different prices. The defendant subsequently modified certain of its marketing practices and ultimately settled the lawsuit in August 1996 by making substantial cash and product payments available to consumers. See "Business -- Products." Although the Company has not been named in any of the foregoing lawsuits, the Company from time to time receives claims or threats similar to those brought against its competitors, and in one circumstance a suit was filed against the Company making allegations similar to those made in the Alabama Lawsuit, which suit was dismissed without prejudice for non-substantive reasons. There can be no assurance that the Company will not face similar actions relating to its marketing and pricing practices or other claims or lawsuits in the future. The defense of any such action, lawsuit or claim could result in substantial expense to the Company and significant diversion of attention and effort by the Company's management personnel. There can be no assurance that any such lawsuit would be settled or decided in a manner favorable to the Company, and a settlement or adverse decision in any such action, lawsuit or claim could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to the foregoing lawsuits, there is substantial federal and state governmental regulation related to the prescribing of contact lenses. These regulations relate to who is permitted to prescribe and fit contact lenses, the prescriber's obligation to provide prescriptions to its patients, the length of time a prescription is valid, the ability or obligation of prescribers to prescribe lenses by brand rather than by generic equivalent or specification, and other matters. Although these regulations primarily affect contact lens prescribers, and not manufacturers or distributors of lenses such as the Company, changes in these regulations, or their interpretation or enforcement, could adversely affect the effectiveness of the Company's marketing strategy to eyecare practitioners, most notably the effectiveness of the Company's channel-specific and private label branding strategies. See
"Business -- Strategy." Additionally, given the Company's strategic emphasis on focusing its marketing efforts on eyecare practitioners, the Company may be more vulnerable than its competitors to changes in current trade practices. Finally, although cost controls or other requirements imposed by third party health-care payors such as insurers and health maintenance organizations have not historically had a significant effect on contact lens prices or distribution practices, this could change in the future, and could adversely affect the Company's business, financial condition and results of operations. Adverse regulatory or other decisions affecting eyecare practitioners, or material changes in the selling and prescribing practices for contact lenses, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     Dependence on Single Product Line; Need to Increase Sales of Lenses for Disposable Replacement Regimens. All of the Company's net sales to date have been attributable to the Company's sale of soft contact lenses. Should the demand for the Company's soft contact lenses decline due to increased competitive pressures, changes in consumer preferences, the inability of the Company to respond to reduced prices by its competitors, the advent of alternative technologies for correcting vision or other factors, the Company's business, financial condition and results of operations would be materially adversely affected.

     A substantial portion of the Company's net sales to date (and, through 1994, a majority of the Company's net sales) have been attributable to the Company's sales of soft contact lenses for annual replacement regimens. The U.S. market for contact lenses for annual replacement regimens has been marked by reduced overall demand in recent years. The Company expects that this segment of the market for contact lenses for annual replacement regimens will continue to contract in its major geographic markets as the market for contact lenses for disposable replacement regimens continues to expand. The Company, a relatively recent entrant in the market for lenses for disposable replacement regimens, introduced its first product marketed for weekly replacement in September 1993. The Company's success depends on both continued growth of this market and increased penetration of this market by the Company's products. As the number of wearers of contact lenses in the U.S. has not grown significantly in recent years, and has decreased in some periods, increased market penetration by the Company will require that wearers of competing products switch to the Company's products. The Company anticipates that prices for its products targeted for disposable replacement regimens will decline in the future. There can be no assurance that the Company's contact lenses for disposable replacement regimens will achieve widespread consumer acceptance, or that net sales or net income from the sale of the Company's lenses for disposable replacement regimens will be sufficient to offset the decline in the Company's net sales or net income from its contact lenses for annual replacement regimens, which have higher prices and gross margins. Any such failure to achieve market acceptance or to capture a significant share of the disposable contact lens market segment would impair the Company's ability to reduce its per unit production costs and would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Intense Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Products" and "Business -- Competition."

     Risk of New Products and Technological Change. The Company does not allocate substantial resources to new product development and has historically leveraged or licensed the technology developments of others. The Company believes that many of its competitors have invested, and will continue to invest, substantial amounts in developing new products and technologies, and there can be no assurance that the Company's competitors do not have or will not develop new products and technologies that could render the Company's products less competitive. For example, Johnson & Johnson has recently introduced lenses for disposable replacement regimens with an ultraviolet light inhibitor, which could increase the appeal of its products. The

Company intends to develop a similar feature, but has only recently begun the design process and no assurance can be given as to when or whether the Company will be able to offer this feature. In addition, it has been reported that Ciba-Geigy and others are seeking to develop lenses based on new polymers that may significantly increase the period over which the lens may be left in the eye. There can be no assurance that the Company will be able to sufficiently utilize technology developed by third parties in order to remain competitive. Any failure by the Company to stay current with its competitors with regard to new product offerings and technological changes and to offer products that provide performance that is at least comparable to competing products would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence on Single Product Line; Need to Increase Sales of Lenses for Disposable Replacement Regimens" and
"Business -- Research and Development."


     Fluctuations in Operating Results; Seasonality; Decreasing Average Sales Prices. The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors. The Company's quarterly results can be affected significantly by pricing changes by the Company or its competitors, the Company's ability to increase manufacturing capacity efficiently and to reduce per unit manufacturing costs, the time and costs involved in expanding existing distribution channels and establishing new distribution channels, discretionary marketing and promotional expenditures such as cooperative merchandising allowances paid to the Company's customers, timing of the introduction of new products by the Company or its competitors, inventory shortages, timing of regulatory approvals and other factors. The Company's customers generally do not have long-term commitments to purchase products and products are generally shipped as orders are received. Consequently, quarterly sales and operating results depend primarily on the volume and timing of orders received during the quarter, which are difficult to forecast. A significant portion of the Company's operating expenses are relatively fixed, and planned expenditures are based on sales forecasts. If sales levels fall below expectations, operating results are likely to be materially adversely affected. In particular, net income may be disproportionately affected because only a small portion of the Company's expenses varies with net sales in the short term. In response to competition, the Company may reduce prices, increase cooperative merchandising allowances or otherwise increase marketing expenditures, and such responses may adversely affect the Company's business, financial condition and results of operations. Due to the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, it is likely that in some future quarter the Company's net sales or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.


     The Company's historical sales have exhibited significant seasonality, with the third and fourth quarters having the highest net sales in any year and the first quarter of the following year having lower net sales than the preceding two quarters. The Company believes that the seasonality of its quarterly results is primarily due to consumer buying habits. The Company believes that the historical increases in sales of its products in the third and fourth quarters have been due to late summer (back-to-school) purchases by consumers and to higher traffic in the fourth quarter through malls and mass merchandisers with optical outlets. The Company further believes that the historical decline in the first quarter has been due to reduced consumer buying in the post-holiday season. In addition, due to the relatively high proportion of the Company's fixed costs to its total costs, the Company's level of profitability has historically increased significantly with increasing sales volumes, resulting in disproportionately better results in the second half of each year. There can be no assurance that these patterns will not continue in future years although the pattern may be somewhat less pronounced if the Company continues to increase the proportion of sales represented by more frequently replaced lenses for disposable replacement regimens.

     The Company expects that the overall average selling price that it realizes across its products will decline over time because of (i) shifts in the Company's product mix from lenses for annual replacement regimens to lenses for disposable replacement regimens and, within its disposable lenses, to lenses that are replaced more frequently, (ii) decreases in the prices of lenses for disposable replacement regimens and (iii) increases in products sold internationally through distributors at prices lower than direct sales prices in the United States. The Company does not expect there to be significant growth in its sales of lenses for annual replacement.

Accordingly, the Company will need to continue to reduce its per unit production costs through increased automation, increased volume and reduced packaging costs in order to improve, or even to maintain, its gross margins, and the Company does not believe that its recent net sales and operating income growth rates are indicative of the Company's long-term growth rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Relating to International Operations; Need to Increase Sales in International Markets. In 1995, 1996 and the first six months of 1997, the Company's international sales represented 17.6%, 18.1% and 20.5%, respectively, of the Company's net sales. In addition, a substantial portion of the Company's products are manufactured in the United Kingdom. As a result, the Company's business is subject to the risks generally associated with doing business abroad, such as foreign consumer preferences, disruptions or delays in shipments, changes in currency exchange rates, longer accounts receivable payment cycles and greater difficulties in collecting accounts receivable, foreign tax laws or tariffs, political unrest and changing economic conditions in countries in which the Company's products are sold or manufacturing facilities are located. These factors, among others, could adversely affect the Company's ability to sell its products in international markets, as well as its ability to manufacture its products. If any such factors were to render the conduct of business in a particular country undesirable or impractical, there could be a material adverse effect on the Company's business, financial condition and results of operations. The Company and its representatives, agents and distributors are also subject to the laws and regulations of the foreign jurisdictions in which they operate or in which the Company's products are sold. The regulation of medical devices in a number of jurisdictions, particularly in the European Union, continues to develop, and there can be no assurance that new laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations.

     A substantial portion of the Company's sales and expenditures is collected or paid in currencies other than the U.S. dollar. Therefore, the Company's operating results are affected by fluctuations in foreign currency exchange rates. Although the impact of exchange rate fluctuations on the Company's results of operations have not been material in the past three years, there can be no assurance that in the future exchange rate movements will not have a material adverse effect on the Company's sales, gross profit, operating expenses or foreign currency exchange gains and losses. In the six months ended June 30, 1997, the Company had an exchange gain of $59,000, primarily relating to changes in exchange rates between the U.S. dollar and the U.K. pound sterling.

     The Company's continued growth is dependent on the expansion of international sales of its products. This expansion will involve operations in markets with which the Company is not experienced and there can be no assurance that the Company will be successful in capturing a significant portion of these markets for contact lenses. In addition, the Company will not be able to market and sell its products in certain international markets, such as Japan, until it obtains regulatory approval. The failure of the Company to increase its international sales substantially could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company will depend on distributors to market and sell its contact lenses and, in some cases, to obtain necessary regulatory approvals in a number of international markets, including Europe and Japan. There can be no assurance that these distributor relationships will be successful, that other existing distributor relationships will be maintained or that any disruptions in such relationships will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

     Uncertain Ability to Manage Growth; Risks Associated with Implementation of New Management Information Systems. The Company has experienced rapid growth in recent years. Continued rapid growth may place a significant strain on management, operational infrastructure, working capital and financial and management control systems. Growth in the Company's business has required, and is expected to continue to require, significant personnel management and other infrastructure resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new employees into its overall operations and to continue to improve its operational, financial and management information systems. The Company is in the process of replacing its management information systems. The new systems will significantly affect many aspects of the Company's business, including its manufacturing, sales and marketing, and accounting functions, and the successful implementation of these systems will be important to facilitate future growth. Implementation of the new management information systems could cause significant disruption in operations. If the Company is not successful in implementing its new systems or if the Company experiences difficulties in such implementation, the Company could experience problems with the delivery of its products or an adverse impact on its ability to access timely and accurate financial and operating information. See "Business -- Employees."

     Risks Associated with Interruption of Manufacturing Operations. The Company manufactures substantially all of the products it sells. As a result, any prolonged disruption in the operations of the Company's manufacturing facilities, whether due to technical or labor difficulties, destruction of or damage to any facility or other reasons, could have a material adverse effect on the Company's business, financial condition and results of operations. In this regard, one of the Company's principal two manufacturing facilities is located in Puerto Rico and is thus exposed to the risks of damage from hurricanes. To date, hurricanes have not materially affected the Company's operations in Puerto Rico. However, if this facility were to be out of production for an extended period, the Company's business, financial condition and results of operation would be materially adversely affected. See "Business -- Manufacturing."

     Dependence on Trademarks, Patent Licenses and Trade Secrets; Risk of Intellectual Property Infringement. The Company has numerous trademark registrations in the United States, Europe and other foreign countries. The Company believes that its trademarks have significant value and are instrumental to its ability to create and sustain demand for its products and to implement its channel-based branding strategy. The Company believes that there are no currently pending challenges to the use or registration of any of the Company's material trademarks. There can be no assurance, however, that the Company's trademarks do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would, in such an event, not be prevented from using its trademarks, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     From time to time, the Company discovers products in the marketplace that infringe on trademark rights held by the Company. If the Company is unsuccessful in challenging a third party's trademark infringement, continued sales of such product could adversely affect the Company's marketing strategy, which relies heavily on the Company's proprietary trademarks, and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company currently relies on a licensed patent for a significant element of the dry cast molding technology used in the production of its products. This license is non-exclusive, and therefore this patented process may be licensed to the Company's competitors. Also, the patent owners have a significant interest in a United Kingdom company that competes with the Company in certain markets and that was, until recently, contractually prohibited from selling lenses in the United States. See "Certain Transactions -- OSL Acquisition and Related Litigation." The Company also relies on non-exclusive licenses to certain design patents for its toric and bifocal contact lenses, and these licenses limit the Company's sales of products using the licensed technology to the Americas. The Company owns no patents and has no patent applications pending. Certain of the Company's competitors have significant patent portfolios. To the extent the Company desires or is required to obtain additional licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be available on terms acceptable to the Company, if at all. The inability of the Company to obtain any of these licenses could result in an inability to make or sell products or reductions or delays in the introduction of new products to meet consumer preferences. Any such prohibitions, reductions or delays in the introduction of such products could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to trademarks and patent licenses, the Company owns certain trade secrets, copyrights, know-how and other intellectual property. The Company seeks to protect these assets, in part, by entering into confidentiality agreements with certain of its business partners, consultants and vendors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets and other intellectual property will not otherwise become known or independently developed by others and thereby become unprotected. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology or that the Company can meaningfully protect its rights in unpatented proprietary technology.

     The defense and prosecution of intellectual property suits and related administrative proceedings are both costly and time-consuming. Litigation may be necessary to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or administrative proceedings will likely result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. The prosecution and defense of intellectual property rights, as with any lawsuit, are inherently uncertain and carry no guarantee of success. The protection of intellectual property in certain foreign countries is particularly uncertain. An adverse determination in litigation or administrative proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, prevent the Company from selling its products or require the Company to modify its products. Although patent and intellectual property disputes regarding medical devices are often settled through licensing and similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that any necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, and such events would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Trademarks, Trade Secrets and Patent Licenses."

     Risks of Regulatory Action. The Company's products and manufacturing facilities are subject to stringent regulation by the FDA and by various governmental agencies for the states and localities in which the Company's products are manufactured and/or sold, as well as by governmental agencies in certain foreign countries in which the Company's products are manufactured and/or sold. Pursuant to the FDC Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution, sale, marketing, advertising and promotion of medical devices such as contact lenses. The process of obtaining FDA and other required regulatory clearances or approvals can be lengthy, expensive and uncertain. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions or withdrawals of regulatory clearances or approvals, product recalls, operating restrictions (including suspension of production and distribution), product seizures and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory clearances or approval of the Company's products. Delays in receiving necessary United States or foreign regulatory clearances or approvals, failure to receive clearances or approvals, or the loss of previously received clearances or approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

     In general, the FDC Act requires that a new medical device be cleared by the FDA prior to introducing such product to the United States market through the submission of a Section 510(k) Pre-Market Notification (a "510(k) notification") or approved by the FDA prior to introducing such product to the market through the submission of a Pre-Market Approval Application (a "PMA"). The process of obtaining clearance of a 510(k) notification typically takes five to twelve months without clinical data, or twelve to eighteen months or more if clinical data are required to be included in the notification, but it may take longer, and 510(k) clearance may never be obtained. Approval through the PMA process, which likewise may never be obtained, generally takes at least eighteen to twenty-four months and can take substantially longer, is more expensive and requires the submission of extensive preclinical and clinical data and manufacturing information, among other things. The soft contact lenses currently marketed by the Company have received FDA clearance through the 510(k) process or approval through the PMA process. In addition, the Company has made modifications to its products that the Company believes do not require the submission of new 510(k) notifications or PMA supplements. There can be no assurance, however, that the FDA will agree with any of the Company's determinations not to submit new 510(k) notifications or PMA supplements for these changes, that the FDA will not require the Company to cease sales and distribution while seeking clearances of 510(k) notifications and approvals of PMA supplements for the changes, or that such clearances and approvals, if required, will be obtained in a timely manner or at all. In addition, there can be no assurance that any future products developed by the Company or any modifications to current products will not require additional clearances or approvals from the FDA, or that such approvals, if necessary, will be obtained in a timely manner or at all.

     The Company's manufacturing facilities are subject to periodic GMP and other inspections by the FDA. In March 1996, the Company received a warning letter from the FDA regarding certain procedures used in manufacturing products at its facilities in Puerto Rico. The Company has taken steps to address the FDA's concerns, and, after reinspecting the facilities, the FDA notified the Company that its concerns were satisfactorily addressed. There can be no assurance that the Company will be found in compliance with GMP requirements in future inspections by regulatory authorities, and noncompliance with GMP requirements could result in the cessation or reduction of the Company's production volume, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. Some countries have historically permitted human studies earlier in the product development cycle than regulations in the United States permit. Other countries have requirements similar to those of the United States. This disparity in the regulation of medical devices may result in more rapid product clearance in certain countries than in the United States, while approvals in countries such as Japan may require longer periods than in the United States. These differences may also affect the efficiency and timeliness of international market introduction of the Company's products, and there can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries in a timely manner or at all. See "Business -- Government Regulation."


     Product Liability; Insurance. The Company has in the past been, and continues to be, subject to product liability claims and lawsuits, and the Company's Canadian subsidiary is currently a defendant in one such lawsuit, filed by an individual in 1997 in the Province of Ontario, Canada, alleging that the Company's lenses injured the plaintiff's cornea and seeking damages of Can.$500,000 plus interest and costs. Because contact lenses are medical devices, the Company faces an inherent risk of exposure to product liability claims in the event that the use of its products results in personal injury. The Company also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall. From time to time, the Company has received, and may in the future receive, complaints of significant patient discomfort, including corneal complications, while using the Company's contact lenses. In certain cases, the reasons for the problems have never been established. In addition, on two occasions, in 1995 and 1997, the Company has recalled certain of its products due to labeling errors. Although the Company has not experienced material losses to date due to product liability claims or product recalls, there can be no assurance that the Company will not experience such losses in the future, that insurance coverage will be adequate to cover such losses, or that insurance coverage will be available on acceptable terms or at all. A product liability or other judgment against the Company in excess of the Company's insurance coverage or a product recall could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."


     Environmental Regulations. Federal, state and local regulations impose various controls on the storage, handling, discharge and disposal of certain substances used in the Company's manufacturing processes and on the Company's facilities. The Company believes that its activities conform to present governmental regulations applicable to its current operations and facilities, including those related to environmental, land use, public utility utilization and fire code matters. There can be no assurance that such governmental regulations will not in the future impose the need for additional capital equipment or other process requirements upon the Company or restrict the Company's ability to expand its operations. The adoption of such measures or any failure by the Company to comply with applicable environmental and land use regulations or to restrict the discharge of hazardous substances could subject the Company to future liability or could cause its manufacturing operations to be curtailed or suspended.

     Dependence on Key Personnel. The Company is dependent upon a limited number of key management and technical personnel. The Company's future success will depend in part upon its ability to attract and retain highly qualified personnel. The Company competes for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in retaining or hiring qualified personnel. The loss of any of the Company's senior management or other key research, clinical, regulatory, or sales and marketing personnel, particularly to competitors, could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the loss of John D. Fruth, the Company's founder and President, could have a material adverse effect on the Company. See "Business -- Employees" and "Management."

     Control by Existing Stockholders. After the offering contemplated hereby, the directors, officers and principal stockholders of the Company will, in the aggregate, beneficially own approximately 62.1% of the Company's outstanding Common Stock (approximately 57.3% if the Underwriters' overallotment option is exercised in full). As a result, these stockholders, acting together, will possess voting control of the Company, giving them the ability, among other things, to elect the Company's Board of Directors and approve significant corporate transactions. Such control could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders."

     Certain Anti-Takeover Provisions. Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. The Company's Bylaws and indemnity agreements provide that the Company will indemnify officers and directors against losses they may incur in legal proceedings resulting from their service to the Company. Further, the Company's charter documents contain a provision eliminating the ability of the Company's stockholders to take action by written consent effective upon the closing of this offering. This provision is designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to render the use of stockholder written consents unavailable as a tactic in a proxy fight. However, such provision could have the effect of discouraging others from making tender offers for the Company's shares, thereby inhibiting increases in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provision also may have the effect of preventing changes in the management of the Company. In addition, Section 203 of the Delaware General Corporation Law, to which the Company is subject, restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may delay, defer or prevent a change in control of the Company. See "Description of Capital Stock."

     Shares Eligible for Future Sale; Registration Rights. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act") and by lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. However, Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In the absence of any early release from lock-up agreements by Morgan Stanley & Co. Incorporated, substantially all of the outstanding shares of Common Stock other than the 7,200,000 shares offered hereby will become eligible for sale 180 days after the date of this Prospectus. In addition, the Company intends to register on or promptly after the effective date of this offering a total of 5,658,988 shares of Common Stock reserved for issuance under the Company's stock option plans. Further, upon expiration of the lock-up agreements referred to above, holders of approximately 12,323,120 shares of Common Stock will be entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock, and could adversely affect the Company's ability to raise capital. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     No Prior Trading Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or that, if one does develop, it will be maintained. The initial public offering price, which will be established by negotiations between the Company, the Selling Stockholders and the representatives of the Underwriters based upon a number of factors, may not be indicative of prices that will prevail in the trading market. See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results or those of its competitors, competitive factors, new products offered by the Company or its competitors, developments with respect to patents or proprietary rights, conditions and trends in its industry and other related industries, regulatory actions, adoption of new accounting standards, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources. See "Underwriters."

     Immediate and Substantial Dilution. Investors participating in this offering will incur immediate, substantial dilution in the amount of $12.37. To the extent that options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,600,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $52.5 million, at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company intends to use approximately $22.0 million of the net proceeds of this offering for expansion and automation of its manufacturing facilities. See "Risk Factors -- Manufacturing Capacity Constraints; Risks Associated with Expansion and Automation of Manufacturing Operations." In addition, the Company expects to use approximately $13.5 million of the net proceeds to repay all of the debt outstanding under the Company's Credit Agreement with Comerica Bank-California (the "Comerica Credit Agreement") and $2.9 million to repay subordinated debt owed to John D. Fruth, the Company's President. As of June 30, 1997, the effective interest rate on the indebtedness under the Comerica Credit Agreement was approximately 8.2% per annum. The amount outstanding under the Comerica Credit Agreement was incurred on October 30, 1996 and utilized to repay previously outstanding indebtedness. The debt owed to John D. Fruth was borrowed from July 1986 to March 1990 to meet certain short-term operating cash requirements, and bears interest at the prime rate plus 3%. This debt is due upon the earlier of the consummation of this offering and November 1997. See "Certain Transactions -- Loans from Mr. Fruth." The Company is also obligated, upon the closing of this offering, to pay the remaining $6.7 million owed pursuant to the settlement agreement in certain recent litigation in the United Kingdom and California. See "Certain Transactions -- OSL Acquisition and Related Litigation." The Company intends to use the remaining net proceeds of approximately $7.4 million for other general corporate purposes, including working capital. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock, and the payment of cash dividends on its Common Stock is prohibited under the Comerica Credit Agreement. Since January 31, 1993, the Company has paid cumulative dividends quarterly on its Preferred Stock at the rate of $0.6975 per share per annum. Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into shares of Common Stock. The Company currently expects to retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1997, the capitalization of the Company and the capitalization of the Company as adjusted to give effect to
(i) the conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon the closing of this offering, (ii) the sale of the 3,600,000 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $16.00 and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and (iii) the application of the net proceeds therefrom.

                                                                           AS OF JUNE 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term debt, including current portion:
  Borrowings under the Comerica Credit Agreement(1)....................  $13,501       $    --
  Borrowings from John D. Fruth(2).....................................    2,895            --
  Note payable(1)......................................................    1,973         1,973
  Capital lease obligations and other(1)...............................    1,943         1,943
                                                                         -------       -------
     Total long-term debt, including current portion...................   20,312         3,916
                                                                         -------       -------
Stockholders' equity:
  Preferred stock, $0.001 par value; 4,000,000 shares authorized;
     118,168 shares issued and outstanding, actual(3); none issued or
     outstanding, as adjusted..........................................        1            --
  Common stock, $0.001 par value; 80,000,000 shares authorized;
     16,589,990 shares issued and outstanding, actual; 20,426,326
     shares issued and outstanding, as adjusted(4).....................       16            20
  Additional paid-in capital...........................................    8,457        60,942
  Retained earnings....................................................   22,299        22,299
  Cumulative translation adjustment....................................     (286)         (286)
                                                                         -------       -------
     Total stockholders' equity........................................   30,487        82,975
                                                                         -------       -------
       Total capitalization............................................  $50,799       $86,891
                                                                         =======       =======

---------------

(1) See Note 6 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources."

(2) John D. Fruth is the President of the Company. See Note 12 of Notes to Consolidated Financial Statements.

(3) See Note 9 of Notes to Consolidated Financial Statements.

(4) Excludes (i) 3,079,694 shares of Common Stock issuable at a weighted average exercise price of $1.76 per share upon exercise of stock options outstanding as of June 30, 1997 under the 1989 Plan and 1992 Plan, (ii) 2,279,294 shares of Common Stock reserved for future issuance under the 1997 Equity Incentive Plan, (iii) 300,000 shares of Common Stock reserved for future issuance under the 1997 Directors Stock Option Plan and (iv) 400,000 shares of Common Stock reserved for future issuance under the 1997 Employee Stock Purchase Plan. See "Management -- Director Compensation," "Management -- Employee Benefit Plans," "Description of Capital Stock" and Notes 10 and 16 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1997 was approximately $21.7 million or $1.29 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock then outstanding (giving pro forma effect to the conversion of all then-outstanding shares of Preferred Stock into shares of Common Stock). After giving effect to the sale by the Company of the 3,600,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company), the Company's pro forma net tangible book value as of June 30, 1997 would have been approximately $74.1 million, or $3.63 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.34 per share to existing stockholders and an immediate dilution of $12.37 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:

        Assumed initial public offering price per share............             $16.00
          Pro forma net tangible book value per share at June 30,
             1997..................................................  $ 1.29
          Increase in pro forma net tangible book value per share
             attributable to new investors.........................    2.34
                                                                     ------
        Pro forma net tangible book value per share after
          offering.................................................               3.63
                                                                                ------
        Dilution per share to new public investors.................             $12.37
                                                                                ======

     The following table summarizes, on a pro forma basis, as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new public investors purchasing shares in this offering (at an assumed initial public offering price of $16.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                                TOTAL
                                 SHARES PURCHASED           CONSIDERATION
                               --------------------     ---------------------         AVERAGE
                               NUMBER(1)    PERCENT       AMOUNT      PERCENT     PRICE PER SHARE
                               ----------   -------     -----------   -------     ---------------
        Existing
          stockholders(1)....  16,826,326     82.4%     $ 8,098,000     12.3%         $  0.48
        New public
          investors..........   3,600,000     17.6       57,600,000     87.7            16.00
                               ----------    -----      -----------    -----
                  Total......  20,426,326    100.0%     $65,698,000    100.0%
                               ==========    =====      ===========    =====

---------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 13,226,326, or approximately 64.8% of the total shares of Common Stock outstanding immediately after this offering, and will increase the number of shares of Common Stock held by new investors to 7,200,000, or 35.2% of the total number of shares of Common Stock outstanding immediately after this offering. See "Principal and Selling Stockholders."

     The foregoing computations assume no exercise of stock options outstanding as of June 30, 1997. As of June 30, 1997, there were options outstanding to purchase a total of 3,079,694 shares of Common Stock at a weighted average exercise price of $1.76 per share. To the extent that any of these options are exercised, there will be further dilution to new public investors. See "Management -- Director Compensation," "Management -- Employee Benefit Plans" and Notes 10 and 16 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus. The consolidated balance sheet data as of June 30, 1997, and consolidated statement of operations data for the six months ended June 30, 1996 and 1997, are derived from unaudited consolidated financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited consolidated financial statements, and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's consolidated operating results and financial position. The consolidated operating results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.


                                                                                                         SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                       -----------------------------------------------   -----------------
                                                        1992      1993      1994      1995      1996      1996      1997
                                                       -------   -------   -------   -------   -------   -------   -------
                                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales............................................  $16,548   $38,533   $48,503   $68,087   $90,509   $38,850   $52,969
Cost of sales........................................   11,826    24,673    22,553    26,820    36,553    15,927    20,420
                                                       -------   -------   -------   -------   -------   -------   -------
  Gross profit.......................................    4,722    13,860    25,950    41,267    53,956    22,923    32,549
Selling and marketing expenses.......................    2,035     4,122     6,405    11,728    18,101     8,241    11,972
General and administrative expenses..................    3,697    10,509    11,087    14,287    18,420     8,813    10,075
Reorganization costs.................................       --       746        --        --        --        --        --
                                                       -------   -------   -------   -------   -------   -------   -------
  Income (loss) from operations(1)...................   (1,010)   (1,517)    8,458    15,252    17,435     5,869    10,502
Interest expense.....................................     (841)   (3,328)   (3,128)   (3,024)   (3,216)   (1,556)     (949)
Interest income......................................       --        65       123       280       132        69        67
Other (expense) income, net..........................     (288)       (1)     (416)      151      (186)      156        37
                                                       -------   -------   -------   -------   -------   -------   -------
  Income (loss) before taxes.........................   (2,139)   (4,781)    5,037    12,659    14,165     4,538     9,657
Income taxes.........................................     (755)      368        --    (3,869)   (3,989)   (1,278)   (2,897)
                                                       -------   -------   -------   -------   -------   -------   -------
  Net income (loss)..................................   (2,894)   (4,413)    5,037     8,790    10,176     3,260     6,760
Preferred stock dividends............................       --       (96)      (82)      (82)      (82)      (41)      (41)
                                                       -------   -------   -------   -------   -------   -------   -------
  Net income (loss) applicable to common
    stockholders.....................................  $(2,894)  $(4,509)  $ 4,955   $ 8,708   $10,094   $ 3,219   $ 6,719
                                                       =======   =======   =======   =======   =======   =======   =======
Pro forma net income per share(2)....................                                          $  0.52             $  0.35
                                                                                               =======             =======
Shares used in computing pro forma net income per
  share(2)...........................................                                           19,527              19,554
                                                                                               =======             =======
OTHER DATA:
Lenses sold for disposable replacement regimens as a
  percentage of total lenses sold....................     15.2%     19.1%     53.0%     73.4%     83.5%     81.9%     88.3%
Depreciation and amortization........................    $ 400    $1,775    $2,137   $ 2,578   $ 4,904    $1,963    $3,525
Capital expenditures.................................    1,049     2,489     2,153    13,558    12,256     7,273     6,022


                                                                       AS OF DECEMBER 31,
                                                         -----------------------------------------------        AS OF
                                                          1992      1993      1994      1995      1996      JUNE 30, 1997
                                                         -------   -------   -------   -------   -------   ---------------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and restricted cash.............  $ 5,197   $ 3,774   $ 9,639   $ 5,346   $ 5,541       $ 4,473
Working capital........................................   19,251    13,957    17,305    11,913    15,118         3,957
Total assets...........................................   35,892    32,191    35,645    50,874    63,503        74,409
Total debt.............................................   26,077    24,772    22,863    22,911    22,740        20,312
Stockholders' equity (deficit).........................    4,096      (403)    4,447    13,292    23,889        30,487

---------------

(1) Loss from operations for 1992 and 1993 includes non-recurring charges of $2.1 million and $4.4 million, respectively, related to writedowns in the carrying value of certain assets purchased in connection with the Company's acquisition of American Hydron.

(2) For an explanation of the determination of the number of shares used in computing pro forma net income per share, see Note 2 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and below. The Company assumes no obligation to update the forward-looking statements or such factors.

OVERVIEW

     The Company's products compete in both the disposable and annual replacement segments of the soft contact lens market. Since the Company was incorporated in 1985, its strategy has been to market high-quality contact lenses to eyecare practitioners at competitive prices using a low cost-to-serve operating structure. Until 1992, the Company was principally a distributor of contact lenses. In September 1992, the Company became an integrated contact lens company by acquiring the primary supplier of its lenses, Precision Lens Laboratories Ltd. ("PLL"), a United Kingdom-based company now called Ocular Sciences Ltd. ("OSL"). In connection with the acquisition, PLL entered into a royalty-bearing patent license with certain of the prior owners of PLL related to the cast molding of contact lenses and agreed to supply lenses to Aspect Vision Care Ltd. ("AVCL"), a United Kingdom-based contact lens distributor controlled by certain of such owners. This license provided the Company with the technology to manufacture high-quality contact lenses at significantly lower per unit production costs than it could previously achieve. In connection with these agreements, PLL agreed not to sell certain contact lenses covered by these agreements to third parties in the United Kingdom and to pay an additional royalty for certain sales to contact lens manufacturers, and AVCL agreed not to sell such lenses in North and South America. See "Certain Transactions -- OSL Acquisition and Related Litigation."

     In October 1992, the Company acquired the contact lens business in North and South America of Allergan, Inc., which had been operating under the name American Hydron. This acquisition provided the Company with a significantly expanded customer base, an additional line of contact lens products and a manufacturing facility in Puerto Rico. The purchase price was $24.5 million, including acquisition costs of $1.2 million. The transaction and working capital requirements were financed by the issuance of $5.0 million in Common Stock, $1.0 million in Preferred Stock and $22.7 million in senior secured and senior subordinated notes and warrants to purchase common stock to the seller and a separate investor group. The senior secured notes were repaid from bank borrowings in 1993 and the senior subordinated notes were repaid with borrowings under the Comerica Credit Agreement, which the Company entered into in October 1996. The Company intends to repay all of the outstanding borrowings under the Comerica Credit Agreement ($13.5 million as of June 30, 1997) with a portion of the net proceeds of this offering. See "Use of Proceeds." The American Hydron acquisition resulted in goodwill and other intangible assets of $3.4 million, all of which will be fully amortized by the end of 1997. See "Certain Transactions -- Allergan/American Hydron Acquisition; Galen Financing."

     Prior to the summer of 1993, the Company derived a substantial majority of its sales from lenses for annual replacement regimens and the remainder of its sales from lenses for monthly disposable replacement regimens. In the third quarter of 1993, the Company began selling lenses for weekly disposable replacement regimens. Since that time, substantially all of the Company's growth in net sales has resulted from sales of lenses for disposable replacement regimens, primarily weekly disposable replacement regimens. In the first quarter of 1995, the Company introduced a second line of lenses for weekly disposable replacement regimens. The Company's lenses for disposable replacement regimens historically have had lower selling prices and gross margins and are sold in much greater volumes than its lenses for annual replacement regimens. In the first six months of 1997, lenses for disposable replacement regimens accounted for approximately 88.3% of the Company's unit volume and 73.8% of net sales. See "Risk Factors -- Dependence on Single Product Line; Need to Increase Sales of Lenses for Disposable Replacement Regimens." The Company's international sales represented 18.1% and 20.5% of the Company's net sales in 1996 and the six months ended June 30, 1997, respectively, and are growing somewhat faster than domestic sales as the Company establishes partnering and distributor relationships abroad. See "Risk Factors -- Risks Relating to International Operations; Need to Increase Sales in International Markets." In 1996, approximately 54% of the Company's U.S. net sales came from sales to ophthalmologists, optometrists and the distributors that sell to such practitioners, and approximately 46% of the Company's U.S. net sales came from sales to chain stores and mass merchants.

     In May 1994, the Company and OSL commenced a litigation in the United Kingdom against certain of the persons who sold OSL to the Company, including Geoffrey and Anthony Galley, AVCL and certain related parties, for actions taken after the acquisition. Certain of the defendants in that action brought suit against OSL in a related patent infringement action. The Company also brought an action in the United States against certain of the individuals that it had sued in the United Kingdom (these suits, collectively, the "U.K. Litigation"). In February 1997, the Company entered into a settlement agreement providing for, among other things, (i) a mutual release and termination of all pending litigation, (ii) the replacement of the previous patent license with a new, fully paid, non-exclusive patent license that does not contain any restrictions on the Company's ability to sell lenses to other contact lens manufacturers,
(iii) the grant by OSL to AVCL and the patent owners of a royalty-free, non-exclusive license to certain OSL technology, (iv) the termination of OSL's obligation to supply contact lenses to AVCL and (v) the elimination of the geographic limitation on OSL's and AVCL's ability to sell certain contact lenses. In connection with the settlement, the Company paid $3.3 million to the defendants and agreed to pay an additional $6.7 million upon the earlier of February 27, 1998 or the sale of the Company's Common Stock in an initial public offering. The Company has allocated $8.8 million of the total consideration paid to the defendants to identifiable intangible assets as of the date of the settlement based on their relative fair market values. See Note 14 of Notes to Consolidated Financial Statements. The Company plans to amortize these intangible assets amount over a ten-year period. In connection with the U.K. Litigation, the Company incurred legal expenses of $549,000, $1.3 million and $2.5 million in 1994, 1995 and 1996 and $649,000 and $52,000 for the six months ended June 30, 1996 and 1997, respectively, which are included in the Company's general and administrative expenses. See "Certain Transactions -- OSL Acquisition and Related Litigation."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by certain line items in the Company's Consolidated Statements of Income.

                                                                             SIX MONTHS
                                                                                ENDED
                                             YEARS ENDED DECEMBER 31,         JUNE 30,
                                             -------------------------     ---------------
                                             1994      1995      1996      1996      1997
                                             -----     -----     -----     -----     -----
        Net sales..........................  100.0%    100.0%    100.0%    100.0%    100.0%
        Cost of sales......................   46.5      39.4      40.4      41.0      38.6
                                             -----     -----     -----     -----     -----
          Gross margin.....................   53.5      60.6      59.6      59.0      61.4
        Selling and marketing expenses.....   13.2      17.2      20.0      21.2      22.6
        General and administrative
          expenses.........................   22.9      21.0      20.3      22.7      19.0
                                             -----     -----     -----     -----     -----
          Income from operations...........   17.4      22.4      19.3      15.1      19.8
        Interest and other expense, net....   (7.0)     (3.8)     (3.6)     (3.4)     (1.6)
                                             -----     -----     -----     -----     -----
          Income before taxes..............   10.4      18.6      15.7      11.7      18.2
        Income taxes.......................     --      (5.7)     (4.4)     (3.3)     (5.4)
                                             -----     -----     -----     -----     -----
          Net income.......................   10.4%     12.9%     11.3%      8.4%     12.8%
                                             =====     =====     =====     =====     =====

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996


     Net Sales. Net sales represents gross sales less volume discounts, trial set discounts, prompt payment discounts and allowances for sales returns. The Company recognizes sales upon shipment of products to its customers. Discounts and allowances for sales returns are accrued at the time sales are recognized. Net sales increased 36.3% to $53.0 million in the six months ended June 30, 1997 from $38.9 million in the six months ended June 30, 1996. Substantially all of this growth resulted from increased sales of the Company's lenses marketed for weekly disposable replacement regimens. Unit sales of the Company's lenses for annual replacement regimens remained virtually constant between the comparison periods. The prices of each of the Company's primary products did not decrease significantly between the comparison periods. However, as a result of a shift in product mix from lenses marketed for annual replacement to lower priced lenses marketed for disposable replacement, the Company's overall average selling price declined approximately 11%. The Company expects that the overall average selling price that it realizes across its products will decline over time because of (i) shifts in the Company's product mix from lenses for annual replacement regimens to lenses for disposable replacement regimens and, within its disposable lenses, to lenses that are replaced more frequently, (ii) decreases in the prices of lenses for disposable replacement regimens and (iii) increases in products sold internationally through distributors at prices lower than direct sales prices in the United States. The Company does not expect there to be significant growth in its sales of lenses for annual replacement. The Company does not believe that its net sales growth rate from the six months ended June 30, 1996 to the six months ended June 30, 1997 is indicative of the Company's long-term sales growth rate.

     Gross Profit. Cost of sales is comprised primarily of the overhead, material and labor costs of production and packaging, freight and duty, inventory reserves, royalties to third parties and amortization of certain intangible assets. A substantial portion of the Company's cost of sales is fixed and therefore declines as a percentage of net sales as volume increases. Gross profit increased 42.0% to $32.5 million, or 61.4% of net sales, in the six months ended June 30, 1997 from $22.9 million, or 59.0% of net sales, in the six months ended June 30, 1996. The Company's per unit production cost reductions resulting from manufacturing volume increases and process improvements were slightly greater than the Company's overall average selling price decline, resulting in improved margins. The Company anticipates that its overall average selling price will decline over time and anticipates higher depreciation as a result of significantly increased investment in property and equipment, which will increase its cost of sales. Accordingly the Company will need to continue to reduce its per unit production costs through increased automation, increased volume and reduced packaging costs in order to improve, or even to maintain, its gross margins. See "Risk Factors -- Manufacturing Capacity Constraints; Risks Associated With Expansion and Automation of Manufacturing Operations."

     Selling and Marketing Expenses. Selling and marketing expenses are comprised primarily of cooperative merchandising allowances, salaries, commissions and benefits for selling and marketing personnel, sample diagnostic products provided to eyecare practitioners without charge and postage and freight charges not billed to customers. Cooperative merchandising allowances are reimbursements made principally to chain stores and mass merchants for items such as advertising, displays and mailings that are intended to encourage the fitting and wearing of the Company's lenses for disposable replacement regimens. These allowances are limited to a percentage of purchases of lenses for disposable replacement regimens from the Company. Selling and marketing expenses increased 45.3% to $12.0 million, or 22.6% of net sales, in the six months ended June 30, 1997 from $8.2 million, or 21.2% of net sales, in the six months ended June 30, 1996. Nearly half of the dollar increase and substantially all of the increase in the percentage of net sales resulted from increases in cooperative merchandising allowances. An additional portion of the dollar increase came from increased selling and marketing expenses in the United Kingdom and Canada and increased shipments of diagnostic lenses to eyecare practitioners without charge. The Company expects that it will continue to increase cooperative merchandising allowances as a percentage of net sales in order to seek further market share increases and, as a result, that selling and marketing expenses will increase as a percentage of net sales.


     General and Administrative Expenses. General and administrative expenses are comprised primarily of salaries and benefits for distribution personnel, general and administrative personnel, research and development personnel, professional services, consultants' fees and non-manufacturing facilities costs. General and administrative expenses increased 14.3% to $10.1 million in the six months ended June 30, 1997 from $8.8 million in the six months ended June 30, 1996, but declined as a percentage of net sales from 22.7% to 19.0%. The majority of the dollar increase came from sales and use tax provisions, higher salaries and benefits to employees, fees to regulatory consultants and increased depreciation. Substantially all of the decrease in the percentage of net sales came from reductions in professional fees, partially as a result of the settlement of the U.K. Litigation in February 1997. The Company believes that its general and administrative expenses will increase as a result of expenses associated with being a public company and amortization of intangible assets acquired in connection with the settlement of the U.K. Litigation.

     Interest and Other Expense, Net. Interest and other expense, net decreased 36.5% to $845,000, or 1.6% of net sales, in the six months ended June 30, 1997, from $1.3 million, or 3.4% of net sales, in the three months ended March 31, 1996. This decrease primarily resulted from a reduction in the aggregate amount of the Company's borrowings.

     Income Taxes. Income taxes were $2.9 million in the six months ended June 30, 1997 and $1.3 million in the six months ended June 30, 1996 and income taxes as a percentage of income before taxes increased to 30.0% in the six months ended June 30, 1997 from 28.2% in the six months ended June 30, 1996. The absolute level of the Company's effective tax rate is affected favorably by earnings attributable to the Company's Puerto Rican operations, which are partially exempt from United States income taxation. The Company anticipates that it will continue to benefit from this favorable effect through 2001, when the benefit of this exemption will expire for the Company under the current provisions of the statute. Pending federal legislation would, if adopted, extend this exemption beyond 2001 or replace it with other tax benefits after that year. In addition, the Company's planned installation of highly automated production lines in Puerto Rico could cause an increase in the Company's tax rate if the automation results in a significant reduction in the Company's labor costs in Puerto Rico in relation to its Puerto Rican earnings. See Note 11 of Notes to Consolidated Financial Statements.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net Sales. Net sales increased 32.9% to $90.5 million in 1996 from $68.1 million in 1995. Substantially all of this growth resulted from increased sales of the Company's weekly disposable lens products. The overall average price of the Company's lenses for weekly disposable replacement regimens was similar in 1995 and 1996. The Company's sales of lenses for annual replacement regimens declined slightly in both volume and average price from 1995 to 1996.

     Gross Profit. Gross profit increased 30.8% to $54.0 million in 1996 from $41.3 million in 1995, but gross margin decreased to 59.6% in 1996 from 60.6% in 1995. Gross margin declined primarily as a result of a faster decrease in overall average selling price than decreases in unit cost of sales. The reduction in overall average selling price of 13.2% was caused by an increased percentage of lenses for disposable replacement regimens, which have lower prices, and an increased percentage of lower-priced international distributor sales in the Company's product mix. Implementation of certain manufacturing process improvements was delayed by an unrelated postponement by the FDA of its GMP inspection of the Company's new United Kingdom facility, and this delay prevented the reduction in cost of sales from completely offsetting the reduction in average selling price as planned. Additionally, the Company recorded provisions in 1996 totalling approximately $500,000 related to start-up and scrap costs in connection with the transition from vial to blister packaging of the Company's lenses for disposable replacement regimens.

     Selling and Marketing Expenses. Selling and marketing expenses increased 54.3% to $18.1 million in 1996 from $11.7 million in 1995, while increasing to 20.0% of net sales in 1996 from 17.2% of net sales in 1995. A combination of increased expenditures for cooperative merchandising allowances and, to a lesser extent, for Company-paid freight caused both by an increase in volume and by the need to fulfill product backorders rapidly and for shipments of diagnostic lenses to eyecare practitioners without charge accounted for $4.6 million of the year-to-year increase. Both the shipment of free diagnostic lenses and the payment of cooperative merchandising allowances were factors related to the Company's sales of disposable lenses, which grew at rates in excess of the Company's overall net sales volume. The increase in cooperative merchandising allowances accounted for substantially all of the increase in selling and marketing expenses as a percentage of net sales, with increases in advertising and promotion accounting for the remainder.

     General and Administrative Expenses. General and administrative expenses increased 28.9% to $18.4 million in 1996 from $14.3 million in 1995, but decreased as a percentage of net sales to 20.3% from 21.0%. Legal expenses related to the U.K. Litigation and the expense of the associated settlement accounted for $1.2 million of the year-to-year dollar increase in general and administrative expenses. Most of the remaining increase resulted from increases in building and utilities expenses, salaries and benefits for general and administrative personnel and professional fees. Excluding expenses of the U.K. Litigation, general and administrative expenses would have decreased to 17.6% of net sales in 1996 from 19.0% of net sales in 1995. This decrease was the result of limited growth in distribution expenses relative to the growth in net sales and absolute declines in the dollar amounts of amortization of goodwill and other intangibles and of research and development expenses.

     Income From Operations. Income from operations increased 14.3% to $17.4 million in 1996 from $15.3 million in 1995 but decreased to 19.3% of net sales in 1996 from 22.4% of net sales in 1995. Excluding expenses of the U.K. Litigation, income from operations in 1996 would have been 22.0% of net sales, as compared to 24.3% of net sales in 1995.

     Interest and Other Expense, Net. Interest and other expense, net increased to $3.3 million in 1996 from $2.6 million in 1995 as a result of an increase in interest expense, a decrease in interest income and a decrease in other income.

     Income Taxes. Income taxes were $4.0 million in 1996 and $3.9 million in 1995. Income taxes declined as a percentage of income before taxes to 28.2% in 1996 from 30.6% in 1995. This reduction in the Company's effective income tax rate resulted from an increase in earnings attributable to the Company's Puerto Rican operations, which are partially exempt from United States income taxation.

     Net Income. Net income increased 15.8% to $10.2 million in 1996 from $8.8 million in 1995. Excluding expenses of the U.K. Litigation, net income would have increased $2.3 million or 23.5% from 1995 to 1996.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Sales. Net sales increased 40.4% to $68.1 million in 1995 from $48.5 million in 1994. This growth in net sales resulted primarily from introduction of the Company's 55% water lens for weekly disposable replacement regimens in the first quarter of 1995 and continued increases in unit sales of the Company's 38% water lens for weekly disposable replacement regimens and, to a significantly lesser extent, unit sales of the Company's daily-wear annual replacement lenses.

     Gross Profit. Gross profit increased to $41.3 million in 1995 from $26.0 million in 1994, while gross margin increased to 60.6% in 1995 from 53.5% in 1994. Gross margin improved because of per unit production cost declines resulting from manufacturing volume increases and process improvements. These per unit production cost declines more than offset a significant reduction in overall average selling price caused by the increased percentage of lower-priced disposable products in the Company's product mix. The Company incurred no significant start-up costs from the launch of its second weekly disposable lens product, and maintained historical product return and sales allowance rates as well as provisions for excess and obsolete inventory.

     Selling and Marketing Expenses. Selling and marketing expenses increased 83.1% to $11.7 million in 1995 from $6.4 million in 1994, while increasing to 17.2% of net sales in 1995 from 13.2% of net sales in 1994. A combination of increased staffing levels in the United States, shipment of diagnostic lenses to eyecare practitioners without charge, cooperative merchandising allowances and company-paid freight caused largely by fulfillment of product backorders accounted for $4.3 million of the year-to-year dollar increase and a substantial majority of the increase in percentage of net sales. Both the shipment of free diagnostic lenses and the payment of cooperative merchandising allowances were factors related to the Company's sales of disposable lenses, which grew more rapidly than the Company's overall net sales volume.

     General and Administrative Expenses. General and administrative expenses increased 28.9% to $14.3 million in 1995 from $11.1 million in 1994 but decreased to 21.0% of net sales in 1995 from 22.9% of net sales in 1994. Increased staffing levels in the Company's distribution center and finance department, together with increases in depreciation and amortization related to increased capital expenditures, accounted for $1.8 million of the increase. Legal fees for the U.K. Litigation accounted for $771,000 of the year-to-year increase. Excluding expenses of the U.K. Litigation, general and administrative expenses declined from 21.7% of net sales in 1994 to 19.0% of net sales in 1995.

     Income From Operations. Income from operations increased 80.3% to $15.3 million in 1995 from $8.5 million in 1994, while increasing to 22.4% of net sales in 1995 from 17.4% of net sales in 1994. Excluding expenses of the U.K. Litigation, income from operations would have increased to 24.3% of net sales in 1995 from 18.6% of net sales in 1994.

     Interest and Other Expense, Net. Interest and other expense, net decreased to $2.6 million in 1995 from $3.4 million in 1994 as a result of lower borrowings under the Company's credit facility, increased interest income on higher cash and cash equivalent balances and increased other income.

     Income Taxes. Income taxes in 1995 were $3.9 million or 30.6% of income before taxes. In 1994, the Company did not record a tax provision because of operating loss carryforwards from prior years. Those losses were fully utilized in 1994. The effective tax rate for 1995 was below the combined federal and state statutory rates, principally as a result of earnings attributable to the Company's Puerto Rican operations, which are partially exempt from U.S. income taxation.

     Net Income. Net income increased 74.5% to $8.8 million in 1995 from $5.0 million in 1994. Excluding expenses of the U.K. Litigation, net income would have increased 73.8% to $9.7 million in 1995 from $5.6 million in 1994.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth the consolidated statements of income of the Company for its nine most recent quarters. In the opinion of management, this unaudited consolidated financial information has been prepared on the same basis as the audited consolidated financial information, and includes all adjustments (consisting only of normal, recurring adjustments) necessary to present this information fairly when read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                       THREE MONTHS ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                 1995       1995        1995       1996       1996       1996        1996       1997       1997
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                         (IN THOUSANDS)
Net sales....................  $ 16,408    $18,249    $ 19,537   $17,176    $ 21,674    $25,600    $ 26,059   $23,879    $ 29,090
Cost of sales................     7,036      6,722       6,904     6,891       9,037     10,207      10,418     9,462      10,958
                                -------    -------     -------   -------     -------    -------     -------   -------     -------
  Gross profit...............     9,372     11,527      12,633    10,285      12,637     15,393      15,641    14,417      18,132
Selling and marketing
  expenses...................     2,975      2,923       3,238     3,723       4,519      4,765       5,094     5,774       6,198
General and administrative
  expenses...................     3,649      3,875       3,486     4,340       4,473      4,649       4,958     5,399       4,676
                                -------    -------     -------   -------     -------    -------     -------   -------     -------
  Income from operations.....     2,748      4,729       5,909     2,222       3,645      5,979       5,589     3,244       7,258
Interest and other expense,
  net........................      (611)      (704)       (635)     (689)       (643)      (963)       (975)     (641)       (204)
                                -------    -------     -------   -------     -------    -------     -------   -------     -------
  Income before taxes........     2,137      4,025       5,274     1,533       3,002      5,016       4,614     2,603       7,054
Income taxes.................      (641)    (1,351)     (1,510)     (429)       (847)    (1,415)     (1,298)     (781)     (2,116)
                                -------    -------     -------   -------     -------    -------     -------   -------     -------
  Net income.................  $  1,496    $ 2,674    $  3,764   $ 1,104    $  2,155    $ 3,601    $  3,316   $ 1,822    $  4,938
                                =======    =======     =======   =======     =======    =======     =======   =======     =======

AS A PERCENTAGE OF NET SALES

                                                                       THREE MONTHS ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                 1995       1995        1995       1996       1996       1996        1996       1997       1997
                               --------   ---------   --------   --------   --------   ---------   --------   --------   --------
Net sales....................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%
Cost of sales................     42.9       36.8        35.3       40.1       41.7       39.9        40.0       39.6       37.7
                                 -----      -----       -----      -----      -----      -----       -----      -----      -----
  Gross margin...............     57.1       63.2        64.7       59.9       58.3       60.1        60.0       60.4       62.3
Selling and marketing
  expenses...................     18.1       16.0        16.6       21.7       20.9       18.6        19.6       24.2       21.3
General and administrative
  expenses...................     22.3       21.3        17.8       25.3       20.6       18.1        19.0       22.6       16.0
                                 -----      -----       -----      -----      -----      -----       -----      -----      -----
  Income from operations.....     16.7       25.9        30.3       12.9       16.8       23.4        21.4       13.6       25.0
Interest and other expense,
  net........................     (3.7)      (3.8)       (3.3)      (4.0)      (3.0)      (3.8)       (3.7)      (2.7)      (0.7)
                                 -----      -----       -----      -----      -----      -----       -----      -----      -----
  Income before taxes........     13.0       22.1        27.0        8.9       13.8       19.6        17.7       10.9       24.3
Income taxes.................     (3.9)      (7.4)       (7.7)      (2.5)      (3.9)      (5.5)       (5.0)      (3.3)      (7.3)
                                 -----      -----       -----      -----      -----      -----       -----      -----      -----
  Net income.................      9.1%      14.7%       19.3%       6.4%       9.9%      14.1%       12.7%       7.6%      17.0%
                                 =====      =====       =====      =====      =====      =====       =====      =====      =====

     The Company's quarterly operating results have varied in the past and are likely to vary in the future significantly based upon a number of factors. The Company's historical sales have exhibited significant seasonality, with the third and fourth quarters having the highest net sales in any year and the first quarter of the following year having lower net sales than the preceding two quarters. The Company believes that the seasonality of its quarterly results is primarily due to consumer buying habits. The Company believes that the historical increase in sales of its products in the third and fourth quarters have been due to late summer (back-to-school) purchases by consumers and to higher traffic in the fourth quarter through malls and mass merchandisers with optical outlets. The Company further believes that the historical decline in the first quarter has been due to reduced consumer buying in the post-holiday season. In addition, due to the relatively high proportion of the Company's fixed costs to its total costs, the Company's level of profitability has historically increased significantly with increasing sales volumes, resulting in disproportionately better results in the second half of each year. There can be no assurance that these patterns will not continue in future years, although the pattern may be somewhat less pronounced if the Company continues to increase the proportion of sales represented by more frequently replaced lenses for disposable replacement regimens. See "Risk Factors -- Fluctuations In Operating Results; Seasonality; Decreasing Average Sales Prices."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, a fair market value-based method of accounting for employee stock options or similar equity instruments. The Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as was previously required, and to comply with pro forma disclosure of net income and earnings per share as if the fair market value-based method of accounting had been applied.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS 128 supersedes APB Opinion No. 15, "Earnings Per Share," and specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and replaces the presentation of fully diluted EPS with a presentation of diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The Company will adopt SFAS 128 for its interim and annual consolidated financial statements that end after December 15, 1997 and will restate all prior period earnings per share data. The Company expects that its basic earnings per share will be greater than primary earnings per share and diluted earnings per share will be substantially similar to the pro forma net income per share disclosed in the consolidated financial statements included elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     From January 1, 1994 to June 30, 1997, the Company's cash flows from operating activities have been sufficient to fund substantially all of the Company's cash requirements. Over this period, the Company generated cash-based earnings (net income plus depreciation and amortization) of $43.9 million, which were utilized to make purchases of property, plant and equipment of $34.0 million and to effect net repayments of long-term debt of $5.0 million. A provision has been made for income taxes on unremitted earnings of subsidiaries except in cases in which earnings of foreign subsidiaries are deemed to be invested indefinitely. Such earnings would become taxable and payable upon the sale or liquidation of these subsidiaries or upon remittance of dividends. Although it is not practical to estimate the amount of additional tax that might be payable upon such events, credits for foreign income taxes paid will be available, at tax rates substantially equal to any resulting U.S. tax liability. Net cash provided by operating activities was $10.0 million in 1994, $9.5 million in 1995, $12.7 million in 1996 and $10.7 million in the first six months of 1997.

     Working capital increased from $11.9 million at December 31, 1995 to $15.1 million at December 31, 1996 and then decreased to $4.0 million at June 30, 1997. The increase from 1995 to 1996 was primarily caused by an increase in accounts receivable offset in part by an increase in accrued liabilities. The decrease from 1996 to 1997 was primarily the result of an increase in accrued liabilities associated with the settlement of the U.K. Litigation. At June 30, 1997, the Company had a cash and cash equivalents balance of $4.0 million and restricted cash of $455,000 held in escrow for the rent of the Company's United Kingdom facility.

     In 1994, 1995, 1996 and the first six months of 1997, net cash provided by operating activities was derived principally from net income of $5.0 million, $8.8 million, $10.2 million and $6.8 million, respectively, adjusted for depreciation and amortization of $2.1 million, $2.6 million, $4.9 million and $3.5 million, respectively, offset by changes in operating assets and liabilities.

     Net cash used in investing activities in 1994, 1995, 1996 and the first six months of 1997 was $2.1 million, $15.9 million, $11.5 million and $8.1 million. In 1994, 1995 and 1996, substantially all of this net cash was used to purchase property and equipment. In the first six months of 1997, the Company used $3.3 million to purchase intangible assets as part of the settlement of the U.K. Litigation and $6.0 million to purchase property and equipment. Net cash used in financing activities in 1994, 1995, 1996 and the first six months of 1997 was $2.0 million, $217,000, $316,000 and $2.4 million. In each of these periods, net cash was used primarily for net repayments of long-term debt.

     Under the Comerica Credit Agreement, as of June 30, 1997, the Company had outstanding $8.0 million principal amount of loans under a term loan facility and $5.5 million principal amount of loans under a revolving line of credit facility, all of which bore interest as of such date at a rate of approximately 8.2% per annum. The Company will utilize a portion of the net proceeds from this offering to repay these loans in full. See "Use of Proceeds" and Note 6 of Notes to Consolidated Financial Statements. Effective upon the closing of this offering, the Company intends to amend the Comerica Credit Agreement and has received a commitment from Comerica Bank-California for an amended and restated credit agreement (the "Amended Credit Agreement") under which the Company could borrow up to $20 million in revolving credit loans. Outstanding borrowings under the Amended Credit Agreement are expected to fluctuate based on investment levels in working capital and property and equipment. The Company expects that the Amended Credit Agreement will terminate on June 30, 2000, and will be secured by a pledge of stock of the Company's subsidiaries. Following the closing of this offering, borrowings under the Amended Credit Agreement would bear interest at Comerica's prime rate or at Comerica's Eurodollar rate plus a specified margin that varies based on the Company's ratio of debt to tangible net worth. The Company's Puerto Rican subsidiary also has a credit facility with Banco Bilbao de Vizcaya, Puerto Rico ("BBV"), under which it may borrow up to $5.8 million for the construction and development of a new manufacturing facility in Puerto Rico and the purchase of new equipment. This loan is guaranteed by the Company, matures in December 1997 and is secured by the machinery and equipment purchased with the loan proceeds. As of June 30, 1997, the Company's Puerto Rican subsidiary had loans with a principal amount of $2.0 million outstanding under this facility. The Company is negotiating with BBV for an increase in the size and extension of the maturity of this facility. The Company's Puerto Rican subsidiary has received a commitment from the Government Development Bank for Puerto Rico (the "GDB") to provide up to $10.0 million of long-term loans to refinance its borrowings from BBV upon completion of the new manufacturing facility, and the Company is currently negotiating with the BBV for a corresponding increase in its commitment. See Note 6 of Notes to Consolidated Financial Statements. The Company's new financing arrangements with Comerica Bank -- California and the GDB are subject to definitive documentation and certain other conditions, and no assurance can be given as whether, or on what terms, the Company will enter into such arrangements.

     The Company is obligated to pay the remaining $6.7 million owed under the settlement agreement in the U.K. Litigation upon the closing of this offering. See "Certain Transactions -- OSL Acquisition and Related Litigation." The Company also intends to use a portion of the net proceeds of this offering to repay a $2.9 million note to John D. Fruth, the Company's President. In addition, the Company is obligated to make minimum base payments on noncancelable operating leases of $2.3 million, $2.2 million and $2.1 million in 1997, 1998 and 1999, respectively. Finally, the Company has existing commitments to make capital expenditures of $2.9 million and expects to make additional capital expenditures of $40.6 million through 1998, primarily to add highly automated production lines at its facility in the United Kingdom and for equipment and leasehold improvements at its planned new facility in Puerto Rico. See "Use of Proceeds."

     The Company believes that the net proceeds from this offering, together with its current cash and cash equivalents, further borrowings available under its credit facilities and its anticipated net cash flow from operations, will be sufficient to meet its anticipated cash needs for working capital, contractual commitments and capital expenditures for at least the next 12 months. If cash generated from operations proves insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. The sale of additional debt or further bank borrowings could subject the Company to additional restrictive financial covenants and restrictions on the payment of dividends. There can be no assurance that financing will be available to the Company in amounts or on terms acceptable to the Company, if at all.

                                    BUSINESS

     The Company is a rapidly growing manufacturer and marketer of soft contact lenses. The Company manufactures a broad line of soft contact lenses for annual and disposable replacement regimens. The Company believes that its lens designs provide wearers with a higher level of comfort and greater ease of handling than those of its leading competitors. The Company's manufacturing technologies permit consistent, cost-effective reproduction of these designs, allowing the Company to offer its lenses at competitive prices. In addition, the Company has implemented marketing strategies designed to assist eyecare practitioners, both in independent practice and in retail chains, in retaining their patients and monitoring their patients' ocular health, thereby providing a significant incentive for practitioners to prescribe the Company's lenses. Furthermore, the Company has continuously focused on lowering its non-manufacturing costs, or "cost-to-serve," enabling it to increase its profitability and its flexibility to reduce prices. To minimize its cost-to-serve, the Company utilizes a telemarketing sales force and directs its marketing efforts toward eyecare practitioners rather than consumers.

     The Company believes that practitioners can increase their patient retention and provide better ongoing patient care by providing competitively-priced, high-quality products that are differentiated by brand from those provided by competing channels. Accordingly, the Company has successfully implemented a strategy to address the needs of eyecare practitioners. The Company markets its lenses solely to eyecare practitioners, both in private practice and in retail optical chains, rather than to consumers. The Company believes that focusing on the eyecare practitioner, who significantly influences the selection of the brand of contact lenses worn by the patient, is critical to its ability to market contact lenses successfully. The Company does not sell to mail-order companies, pharmacies or other distribution channels that do not provide the regular eye examinations necessary to maintain overall ocular health.

     Over the last five years, the Company has established itself as a leader in the spherical, non-specialty annual replacement segment of the United States market with a market share estimated at 25% in 1996, based on unit sales. Since its introduction of lenses for weekly disposable replacement regimens in 1993, the Company has steadily increased its share of this growing market, reaching approximately 8% of total unit sales in the United States during the second half of 1996, based on data published by the Contact Lens Institute. The Company's overall unit sales have increased at a compound annual growth rate of approximately 81% since 1992, primarily due to increased sales of its lenses for weekly disposable replacement regimens. During the same period, while the overall average selling prices of all of the Company's lenses declined 50%, the Company reduced its per unit production costs by approximately 64% by spreading its relatively fixed manufacturing and operating costs over higher production volumes, and by improving its manufacturing and packaging processes. As a result, from 1992 to 1996, the Company's net sales and operating income (excluding non-recurring charges in 1992) have increased at compound annual growth rates of approximately 53% and 100%, respectively, while its operating margins improved from 6.6% to 19.3%.

INDUSTRY OVERVIEW

     The soft contact lens industry is characterized by increasing lens consumption, declining unit prices and intense competition among the eyecare practitioners and retail chains that fit, prescribe and sell contact lenses. Industry analysts estimate that approximately 50% of the world's population needs some type of vision correction. In the United States alone, over 130 million people require some form of vision correction. Approximately 26 million people in the United States, or 20% of those requiring vision correction, wear contact lenses according to estimates by industry analysts, making the United States the world's largest market for contact lenses. While contact lenses have been available for decades, the advent of soft lenses in 1971 changed the industry substantially and stimulated significant penetration of the eyeglass market by dramatically reducing the discomfort of earlier rigid lenses.

     The first soft contact lenses were generally prescribed for replacement every one to two years. Although they were significantly more comfortable than hard contact lenses, they required an extensive cleaning routine, consisting of daily cleaning with a surfactant cleanser and an additional weekly enzymatic cleaning to reduce protein accumulation. Even with this cleaning program, these lenses often became progressively less comfortable to wear over time. Additionally, the long replacement schedule of the lenses increased the likelihood of ocular health problems if the wearer did not follow the required cleaning program. In response to these and other factors, soft contact lenses for disposable replacement regimens were introduced in 1988. These replacement regimens, in which lenses are to be replaced daily, weekly or monthly, have spurred a rapid increase in contact lens consumption in the United States. While contact lenses for disposable replacement regimens are often made from the same or similar polymers and can have the same or similar designs as lenses for annual replacement regimens, they are generally produced at substantially higher volumes, sold in larger quantities and packaged in less expensive materials. These factors allow the lenses to be sold at substantially reduced per unit prices, making more frequent lens replacement economically feasible for the consumer.

     Largely as a result of this increased frequency of lens replacement, the number of soft contact lenses sold in the United States has increased at a compound annual growth rate of approximately 20% from 1985 to 1995, according to Health Products Research, a market research firm. This increase in unit sales has provided increased manufacturing economies of scale that, together with increased competition in distribution channels, has led to significant reductions in average retail prices for lenses for disposable replacement regimens. The Company believes that this, in turn, has led to further increases in lens consumption. Despite the decline in per unit prices, as wearers switch to more frequent replacement regimens, their annual expenditures for lenses increase. For example, the Company's annual sales are from five to seven times higher for a wearer following a bi-weekly replacement regimen than they are for a wearer following an annual replacement regimen. As a result, total dollar sales of contact lenses in the United States has increased at a compound annual growth rate of approximately 11% per year from 1994 through 1996. The Company believes that the United States market for contact lenses will continue to grow, although at a slower rate, as wearers continue to shift towards more frequent lens replacement regimens. In addition, according to industry studies, while the United States and Canadian market represented approximately 50% of worldwide contact lens unit sales volumes in 1996, market growth rates outside the United States now exceed those in the United States. The Company believes that international contact lens sales will continue to increase as low-priced, disposable contact lenses become increasingly available in many international markets.

     Most contact lenses are purchased from optometrists, either in private practice or in retail chains, and from ophthalmologists in private practice. The Company believes, based on a 1994 study sponsored by the American Academy of Ophthalmology and management's experience in the eyecare industry, that the eyecare profession suffers from a surplus of eyecare practitioners and believes that the resulting competitive pressure has been exacerbated by the increased prevalence of retail optical chains and mass merchandisers that provide eyecare services. Eyecare practitioners in retail chains offer services and products similar to those provided by practitioners in private practice but offer longer hours in more convenient locations, such as shopping malls and other high-traffic areas. Retail chains generally require higher patient volumes and accordingly rely heavily on consumer advertising and promotional pricing to generate sales. Consequently, the Company believes that competition to acquire and retain patients has intensified.

     The typical eyecare practitioner in both the private practice and retail chain channels depends heavily on sales of products, such as contact lenses and eyeglasses. The Company believes, based on a 1996 industry survey, that the typical optometric practice or retail optical chain realizes approximately two-thirds of its revenue from sales of corrective products, such as contact lenses and eyeglasses, and approximately one-third of its revenue from professional services such as eye examinations. Since the need for vision correction is chronic, repeat sales of contact lenses can provide the practitioner with a recurring, predictable revenue base.

     While the introduction of disposable lens replacement regimens has led to growth in the contact lens market, it has placed additional competitive pressure on practitioners. Traditionally, patients purchased new lenses annually in connection with their eye examinations. Today, a patient is still required to see an eyecare practitioner initially to be fitted for contact lenses and to receive a prescription. After the initial fitting, however, while the patient may see the practitioner annually to monitor eye health, he or she may purchase new contact lenses to refill the prescription three or four times per year. Most patients select contact lenses based on the recommendation of their eyecare practitioners, and accordingly practitioners have significant influence in determining the brands of contact lenses worn by their patients. In addition, because contact lens prescriptions are generally brand-specific, patients typically continue to purchase the same brand for their prescription refills. However, the prescribing practitioner risks losing the recurring sales represented by prescription refills as nationally advertised lens brands are now available through virtually every possible channel of distribution, including mail-order companies and pharmacies.

     The Company believes that practitioners can increase their patient retention and provide better ongoing patient care by providing competitively-priced, high-quality products that are differentiated by brand from those provided by competing channels. As a result, the Company believes that there exist significant opportunities for manufacturers of contact lenses that can effectively address these needs. Moreover, the Company believes that the increased frequency of lens purchases resulting from the shift to lenses for disposable replacement regimens can provide significant recurring revenues for manufacturers that are able to produce and distribute large quantities of high-quality lenses on a cost-effective basis.

STRATEGY

     The Company has successfully implemented a strategy based on addressing the needs of eyecare practitioners. This strategy has enabled the Company to achieve a leading position in the U.S. market for lenses for annual replacement regimens. The Company is continuing to pursue this strategy by leveraging the practitioner relationships and reputation resulting from this leading position to increase its share of the growing disposable market segment. The Company believes that its high-quality, efficient manufacturing technology and cost-effective operations position it to profitably exploit the growth associated with this high-volume segment. The principal elements of the Company's strategy include:

          Focus Marketing on Eyecare Practitioners. The Company's sales and marketing efforts are directed at eyecare practitioners because the practitioner strongly influences the brand of lenses purchased by the patient. The Company advertises and promotes its products solely to practitioners rather than to consumers. In addition, the Company does not sell its lenses to mail-order companies, pharmacies and other distribution channels that do not provide the eyecare services necessary to confirm lens fit and monitor ocular health. By bar-coding each disposable unit shipped, the Company can identify any diversion of its lenses to non-eyecare practitioner channels. The Company structures its branding and marketing strategies so that the patient will be more likely to refill prescriptions from the practitioner or retail chain from whom he or she received the initial prescription. As a result, the Company believes that it assists eyecare practitioners in retaining patient reorders and improves practitioners' ability to monitor their patients' ongoing ocular health, thereby providing a significant incentive for practitioners to prescribe the Company's lenses.

          Employ Unique Brand Segmentation by Channel. The high-volume use of lenses for disposable replacement regimens has resulted in increased mass-market advertising of competing products and intensified competition across distribution channels. Unlike its larger competitors, which promote nationally advertised consumer brands across multiple distribution channels, the Company advertises and promotes its lenses for disposable replacement regimens under specific brand names for the private practice channel and other brand names for the retail chain channel. The Company also provides private label brands for its larger customers. Branding by distribution channel creates brand exclusivity and allows practitioners to differentiate lenses sold by them from those sold through competing channels, providing them with a greater ability to retain their patients' prescription refill business. The Company believes that, as a result, its channel-specific branding has become increasingly valuable to eyecare practitioners. By promoting the repeat purchase of lenses from the prescribing practitioner, the Company believes that its marketing strategies increase patient satisfaction and thereby encourage long-term loyalty to its products, while also motivating practitioners to prescribe its lenses.

          Produce Superior Performing Products. The Company believes that its contact lenses are superior in performance to those of its major competitors in terms of comfort and ease of handling. The Company's advanced dry cast molding process and sophisticated lens designs maximize wearers' comfort and improve shape retention of lenses, making them easier for wearers to handle. In addition, the Company's lenses are designed and manufactured to provide fitting characteristics similar to competitors' lenses. In general, this interchangeability enables the practitioner to switch a patient to the Company's lenses without extensive refitting time. These advantages enable the Company to market its lenses to eyecare practitioners for both existing, as well as new, contact lens wearers.

          Emphasize Low-Cost Efficient Manufacturing. With the growth of the high-volume disposable market segment, low-cost, scalable manufacturing has become increasingly important. The Company's dry cast molding technology allows it to manufacture high-quality lenses efficiently. With dry cast molding, the Company has been able to reduce its manufacturing costs per lens by approximately 64% over the last three years while increasing its production volumes approximately 470%. The Company believes that the increased unit volumes resulting from the growing disposable lens market and continued investment in automation and capacity will enable it to further reduce per unit production costs and increase production volumes.

          Minimize Cost-to-Serve. A substantial portion of the Company's costs consists of the costs required to sell and market lenses and to take and fill an order. The Company focuses on lowering these non-manufacturing costs, or "cost-to-serve," in order to increase its profitability and its flexibility to reduce prices. The Company's primary means of minimizing cost-to-serve are its use of telemarketing rather than a traditional direct sales organization and its use of advertising targeted to practitioners rather than to consumers. This strategy differentiates the Company from its competitors, and the Company believes that the cost of its average sales call is substantially lower than that of its competitors that rely on field sales representatives, as the Company's inside sales personnel can make more calls per day at a lower annual cost per salesperson. Unlike its leading competitors, which market their products to consumers through expensive mass-media campaigns, the Company further controls its operating expenses by directing its marketing solely to the eyecare practitioners who prescribe contact lenses. In addition, the Company is investing in increased automation in its distribution operations in order to maintain its low cost-to-serve.

          Expand Internationally Through Strategic Relationships. The Company believes that many international markets for soft contact lenses will grow at faster rates than the United States market and that this growth will be driven by increased availability of low-priced disposable lenses in developed markets such as Europe, Japan and Canada and by increased disposable income in emerging markets such as Asia and Latin America. However, many markets outside the United States do not have the level of demand necessary for local manufacturers to achieve the economies of scale required for low-cost lens production. Consistent with its strategy of minimizing cost-to-serve, the Company's international growth strategy is to establish strategic distribution and marketing relationships with regional optical companies, such as the contact lens division of the Carl Zeiss Company in Europe and Seiko Contactlens, Inc. in Japan, to capitalize on their existing market presence, customer relationships and local infrastructure. The Company believes that, as a result, it can target growing international markets effectively without significant investment in direct operations.

PRODUCTS

     The Company manufactures a broad line of soft contact lenses that it believes provide performance that is superior to other leading products at competitive prices. Soft contact lens performance is defined primarily by comfort (how the lens feels on the eye), handling (ease of placement and removal), acuity of vision and physiological response. These qualities, in turn, are determined primarily by lens design and the manufacturing process. The Company's lenses incorporate sophisticated designs, including extremely thin edges, a lenticulated carrier and a low-edge apex, that provide a high level of comfort, enhanced shape retention and ease of handling. The Company's dry cast molding process further improves handling and comfort by consistently and accurately reproducing these designs. In addition, the Company's lenses are designed and manufactured to provide fitting characteristics similar to those of competitors' lenses. In general, these characteristics enable the practitioner to switch a patient to the Company's lenses without extensive refitting time. The Company believes that this interchangeability, together with its lenses' performance and price, allows practitioners to easily prescribe the Company's lenses to existing, as well as new, contact lens wearers.

     The Company's contact lenses are made from flexible polymers containing 38% or 55% water. The Company offers different brands for different replacement regimens, from weekly and monthly replacement to annual replacement. A wearer's replacement regimen is generally based on the recommendation of his or her eyecare practitioner, who typically prescribes a lens brand targeted to that regimen and who advises the wearer on the appropriate lens care procedures for that regimen. However, the wearer may actually replace his or her lenses on a more or less frequent basis. Given the basic functional similarity of lenses for different replacement regimens, many of the Company's lenses for annual and disposable replacement regimens are made from the same or similar polymers and have the same or similar design specifications. Most of the Company's lenses contain a light blue bulk-applied visibility tint that enables the wearer to see and handle the lenses more easily, although some of the Company's more expensive lenses for annual replacement contain a more expensive, individually applied masked tint that improves handling and is less noticeable in the eye, and some of the Company's lens are untinted. The Company's lenses for disposable and annual replacement regimens are generally packaged in different quantities and priced differently. See "Risk Factors -- Risk of Trade Practice Litigation; Changes in Trade Practices."

     Within different replacement regimens, the Company offers daily-wear lenses, to be removed, cleaned and disinfected each night, and extended-wear lenses that may be worn continuously, night and day, for up to seven days. In addition, within each replacement regimen, the Company offers lenses having different design parameters, diameters and base curves to enable practitioners to fit their patients better.

     Disposable Replacement Regimens

     Lenses marketed for disposable replacement regimens accounted for 65.7% and 73.8% of the Company's net sales in 1996 and the six months ended June 30, 1997, respectively. See "Risk Factors -- Dependence on Single Product Line; Need to Increase Sales of Lenses for Disposable Replacement Regimens."

     Weekly Replacement Regimens. The Company entered the growing weekly disposable segment of the soft contact lens market with a 38% water content lens in September 1993. The Company's introduction of a 55% water content lens in the first quarter of 1995 provided a product directly competitive with the market leader, Acuvue, which was the first soft contact lens to be marketed broadly in the United States for weekly replacement. These lenses are marketed for replacement every one to two weeks. The Company believes that its 55% water lenses for weekly replacement can provide handling and comfort superior to that provided by Acuvue, at a competitive price. The design and water content of the 55% water lens permit a high level of oxygen transmissibility and provide increased comfort for overnight wear. A February 1997 independent study comparing the Company's 55% water lens for weekly replacement to Acuvue found that a substantial majority of the 70 patients studied preferred the Company's lens for ease of use and comfort. This study reported that overall, 63% of these 70 patients preferred the Company's lens over the Acuvue lens. The Company believes that its lenses for weekly replacement regimens have demonstrated strong market acceptance, gaining U.S. market share steadily since their introduction and representing approximately 8% (based on units sold) of the one to two week disposable market segment in the United States in 1996. The Company markets its weekly disposable lenses to independent practitioners under the Hydron Biomedics, Clinasoft, Procon and Mediflex brands and to retail chains under the UltraFlex 7/14 brand and private label brands. The Company packages its lenses for weekly replacement in boxes, each containing six identical blister-packed lenses.

     Monthly Replacement Regimens (Planned Replacement Lenses). The Company markets its lenses for monthly replacement regimens primarily under the Hydron ProActive 55, Edge III ProActive and UltraFlex SmartChoice brands. These lenses are marketed for replacement every one to three months. This replacement regimen provides a lower cost alternative to weekly replacement.

     Daily Replacement Regimens (Under Development). The Company is evaluating the introduction of a low-cost lens for daily replacement. The product would be packaged in boxes of 30 lenses. The Company believes that there may be substantial demand for the convenience of a lens for single-day wear. However, the Company believes that the level of demand for daily disposable lenses is still uncertain. Certain of the Company's competitors have introduced, and certain others plan to introduce, lenses for daily replacement. The Company intends to evaluate the market response to their offerings before introducing its own daily disposable lens. In addition, because of the substantially greater volume requirements and lower selling prices that the Company believes will be required to support daily replacement, the Company does not intend to offer lenses for this replacement regimen until it has significantly increased its manufacturing capacity and decreased its per unit production costs. See "Risk
Factors -- Intense Competition" and "-- Manufacturing Capacity Constraints; Risks Associated with Expansion and Automation of Manufacturing Operations."

     Annual Lens Replacement Regimens

     The Company is a leading provider of soft lenses for annual replacement regimens in the United States. Annual replacement lenses accounted for 31.2% and 23.3% of the Company's net sales in 1996 and the six months ended June 30, 1997, respectively. These lenses must be cleaned nightly, with an additional weekly enzymatic cleaning to reduce protein accumulation. Patients generally wear these lenses until they become dirty or uncomfortable (usually a year for 38% water products and about nine months for 55% water products). The Company markets its annual replacement lenses primarily under three brand names, Edge III, UltraFlex and Hydron. These product lines include a number of lens designs to allow practitioners to choose the lens that best meets their patients' needs. Under both the Edge III and UltraFlex brands, the Company offers a low-priced, daily-wear product, a thinner product, a product that is both thinner and larger in diameter and a product that may be utilized as an extended-wear lens. The Company packages its lenses for annual replacement regimens in single-lens vials or blister packs.

     Specialty Lenses


     Specialty lenses accounted for approximately 2.7% and 2.2% of the Company's net sales in 1996 and the six months ended June 30, 1997, respectively. Toric lenses are designed to correct vision for people with astigmatism, which is characterized by an irregularly shaped cornea. The Company offers daily wear toric lenses under the Ultra T brand that are manufactured for the Company by a third party. In addition, the Company manufactures a line of custom toric lenses, produced to order in its Markham, Ontario facility, although the Company expects to sell these operations to a third party. These custom lenses accounted for less than one percent of the Company's net sales in 1996 and the first six months of 1997. Bifocal contact lenses can help to correct presbyopia, or age-related difficulty in focusing on near objects. The Company offers daily-wear bifocal lenses under the Echelon brand that are cast-molded by the Company. In addition, the Company produces its Versa-Scribe tinted lenses, sold in blue, aqua and green, to enhance the color of the eye.


SALES AND MARKETING

     In the United States and the United Kingdom, the Company's products are sold primarily by its 54-person inside sales force, based in South San Francisco and the United Kingdom. In order to maintain a low cost-to-serve, the Company has utilized an inside sales force since its inception. This inside sales force relies on telemarketing to sell the Company's products to practitioners, both in independent practice and retail chains. With over 40,000 practitioners in the United States, the Company believes that this market can be reached effectively and frequently through telemarketing, mailings, trade journals and trade shows, at a relatively low cost. The Company's inside sales personnel can make presentations to a significantly greater number of practitioners per day than the traditional field sales representatives used by the Company's principal competitors, at a lower annual cost per salesperson. The Company believes that this sales efficiency provides it with a competitive advantage and contributes to its low cost-to-serve. For larger national accounts, senior management also frequently makes outside sales calls.

     In recruiting its sales personnel, the Company seeks well-educated candidates who it believes will be capable of both discussing technical information and developing relationships with practitioners. As part of a continuing effort to ensure the motivation, professionalism and effectiveness of its sales representatives, the Company provides each sales representative with substantial training in a program that was developed by the Company and has been used since its inception. This program typically includes two weeks of initial training and at least two hours a week of continuing instruction. This training emphasizes the development of personal relationships with customers and the technical aspects of contact lens fitting and design. The Company's current sales representatives average approximately three years with the Company, providing a level of experience that the Company believes enables them to work effectively with optometrists and ophthalmolo-gists. Each salesperson is assisted by a computer database that maintains each practitioner's profile, monitors ongoing activities and orders, allows sales personnel to enter information for follow-up calls and highlights dates for return calls.

     The Company also utilizes distributors that resell the Company's contact lenses primarily to independent practitioners. In 1996, sales through distributors represented approximately 13% of the Company's United States sales and a substantial majority of its international sales. The Company believes that by using distributors, it increases the availability of its lenses to many practitioners who prefer to utilize a single source for several brands of lenses and manages the costs involved in numerous small orders. In addition, the Company utilizes advertising targeted to practitioners, such as direct-mail and advertisements in professional journals, to generate leads for its inside sales force. The Company also provides customers with substantial merchandising allowances and has developed a variety of promotional programs to offer lenses at significantly reduced prices in order to encourage trial of its products.

     As a matter of policy, the Company does not sell lenses to mail-order companies because to do so would be inconsistent with its strategy of focusing on the practitioner and because they do not provide the regular eye examinations necessary to check the fit of the lenses and monitor overall ocular health. To control the distribution of its lenses for disposable replacement regimens, the Company places serialized bar-codes on each disposable product box and blister pack and routinely monitors product availability at mail-order companies. The Company has a policy of terminating the supply of disposable lenses to its customers who are found to have diverted products to a mail-order company. See "Risk Factors -- Risk of Trade Practice Litigation; Changes in Trade Practices."

     In 1996, the Company sold its products to approximately 13,000 independent practitioner accounts and approximately 80 retail chains. The Company's customers in each of the past three years have included 18 of the top 20 United States optical retailers. Thirteen of these top 20 U.S. retailers, as well as key international corporate accounts such as Synsam in Scandinavia, have selected the Company's lenses for their private label. No single customer accounted for more than approximately 8% of the Company's net sales in 1996. The Company's ten largest customers in 1996 represented approximately 27% of the Company's net sales in that year.

     Product Branding. The Company has developed many different trademarked brands for its lenses for disposable replacement regimens. Certain brands are offered only to independent practitioners. Other brands are offered only to retail chains. In addition, private label brands are offered to certain high-volume customers that wish to develop their own brand recognition and loyalty, and private practitioners (or groups of private practitioners) meeting certain volume criteria can similarly purchase "semi-exclusive" brands that are not widely offered to other practitioners in their local market. The Company believes that this approach differentiates the Company from its leading competitors, which typically rely heavily on expensive consumer advertising and promotion of national brands to generate brand awareness and demand. With the same nationally advertised and promoted brands of disposable lenses available in a number of major distribution channels, often including mail-order companies and pharmacies, patients can bypass their original eyecare provider when purchasing replacement lenses. By marketing its lenses under different brands, segmented by distribution channel, the Company believes that it can assist eyecare professionals in retaining their patients and improve patients' long-term eyecare. See "Risk Factors -- Risk of Trade Practice Litigation; Changes in Trade Practices."

     The following table summarizes the brands under which the Company's current lenses for disposable replacement regimens are offered in the independent practitioner and retail chain channels:

--------------------------------------------------------------------------------------------

                                          INDEPENDENT
         REPLACEMENT                     PRACTITIONER                   RETAIL CHAIN
           REGIMEN                          BRANDS                         BRANDS
--------------------------------------------------------------------------------------------
 Monthly Disposable Lenses        Hydron ProActive 55            UltraFlex SmartChoice 55
                                  Edge III ProActive             UltraFlex SmartChoice
                                  Clinasoft (semi-exclusive)     Private labels
                                  Procon (semi-exclusive)
                                  Mediflex (semi-exclusive)
--------------------------------------------------------------------------------------------
 Weekly Disposable Lenses         Hydron Biomedics 38            UltraFlex 7/14 38
                                  Hydron Biomedics 55            UltraFlex 7/14 55
                                  Clinasoft (semi-exclusive)     Private labels
                                  Procon (semi-exclusive)
                                  Mediflex (semi-exclusive)
--------------------------------------------------------------------------------------------

     International Markets. The Company anticipates that many international markets for soft contact lenses will grow at faster rates than the United States market, driven by increased availability of low-priced disposable lenses in developed markets such as Europe, Japan and Canada and by increased disposable income in emerging markets such as Asia and Latin America. However, many markets outside the United States do not have the volume of demand necessary for local manufacturers to achieve the economies of scale required for low cost lens production. As a result, the Company's international strategy is to enter into strategic distribution and marketing relationships with established regional optical companies. The Company offers these companies lower cost lenses afforded by its volume production efficiencies and the marketing benefits of a private label brand, and they provide the Company with the benefits of their existing market presence, customer relationships and local infrastructure. The Company believes that this strategy permits it to target growing international markets effectively without significant investment in direct operations. See "Risk Factors -- Risks Relating to International Operations; Need to Increase Sales in International Markets" and Note 13 of Notes to Consolidated Financial Statements. The following summarizes the Company's international sales operations:

          Europe. To expand its penetration of this growing market, the Company has developed strategic partnerships with a number of regional and local contact lens distributors including the contact lens division of the Carl Zeiss Company ("Zeiss"). In this relationship, Zeiss sells the Company's disposable contact lenses under its brand names on a non-exclusive basis throughout Europe. The Company also currently has distribution relationships in Europe and the Middle East serving a number of countries, as well as an inside sales organization based in Southampton, England that uses telemarketing and other sales methods in the United Kingdom similar to those used by the Company in the United States.

          Canada. The Company has a direct selling organization based in Ontario that uses field sales representatives as well as direct mail, journal promotion and cooperative merchandising allowance programs similar to those used by the Company in the United States. The Company also utilizes a small number of Canadian distributors to resell its products, primarily to independent eyecare practitioners.

          Latin America. Although the Company expects unit growth in the disposable segment of this emerging market, it also believes that unit sales of lenses for annual replacement regimens will grow at a much faster pace than in North America or Europe because of the lower level of consumer disposable income. To expand the Company's penetration of this growing market, the Company has entered into a number of non-exclusive distribution arrangements in Latin America.

          Asia. The Company believes that the growth of unit sales in this market will be driven primarily by sales of contact lenses for disposable replacement regimens, particularly in Japan. Unit sales of lenses for annual replacement regimens in East Asia are also expected to grow at a faster rate than in North America or Europe due to comparatively low levels of consumer disposable income. To capitalize on expected growth in the Japanese market, the Company has formed a strategic distribution relationship with Seiko Contactlens, Inc., which is responsible for obtaining local regulatory approvals and will distribute the Company's lenses to Japanese eyecare practitioners through its network of approximately 80 direct sales representatives. The Company has also established distribution relationships with other soft contact lens distributors in a number of countries in the Asian market.

DISTRIBUTION

     The Company's distribution operations provide its customers with rapid and reliable deliveries of its products in a cost-effective manner. Because the Company's customers place both small orders for individual patients and large inventory stocking orders, the Company's fulfillment system has the flexibility to receive, fill and ship orders as small as a single lens and as large as tens of thousands of lenses. Customers may place orders by toll-free telephone call or by facsimile. Certain of the Company's larger customers use the Company's electronic data interchange ("EDI") services to place orders and receive order acknowledgments, invoices, inventory status reports and customized pricing information online, improving efficiency and timeliness for both the Company and the customer. If the product is in stock, customer orders received by 2:00 p.m. local time are generally shipped the same day.

     The Company maintains its primary warehouse and distribution facilities in South San Francisco, California; Eastleigh, United Kingdom; and Markham, Ontario. The largest and most sophisticated of these distribution centers is the South San Francisco location, which primarily serves customers in the United States and Latin America. Customers in Europe and Asia are primarily served from the Eastleigh, United Kingdom facility and customers in Canada are primarily served from the Markham, Ontario facility. Lenses are labeled and boxed at the distribution center based on actual and anticipated customer orders. In 1996, an average of approximately 2,100 orders were placed daily at the South San Francisco facility from customers in North and Latin America and downloaded to the distribution center for picking and shipping.

     To further improve its cost-to-serve, the Company is currently testing, and plans to implement, a highly computerized and automated retrieval system at its South San Francisco facility. This system is designed to incorporate advanced handling processes such as automatic dispensing, automated conveyors and radio frequency dispatch. These processes will be integrated by software that, in turn, is integrated into the Company's order entry system, allowing orders to be downloaded, stocking locations determined and fulfillment instructions delivered automatically.

MANUFACTURING

     Substantially all of the Company's products are manufactured in facilities in Santa Isabel, Puerto Rico and in Eastleigh, United Kingdom. The Company produces its lenses primarily through a manufacturing process known as dry cast molding. This process uses a single use, two-part plastic mold that is manufactured by injection-molding machines utilizing high-precision optical tooling that is also made by the Company. A liquid monomer mixture is dispensed into the mold and polymerized to form a finished dry lens. The mold containing the polymerized lens can be inventoried for an extended period under proper conditions. The dry lens, once removed from the mold, is immersed in a fluid bath to extract unreacted monomer and to be hydrated and is then inspected, packaged and sterilized. Each of the Puerto Rico and United Kingdom plants can generally hydrate dry lenses manufactured by the other. These capabilities substantially increase the efficiency and flexibility of the Company's manufacturing operations.

     The Company's dry cast molding process enables the Company to reproduce consistently the sophisticated designs of its lenses, including the lenticulated carrier and low-edge apex that provide enhanced shape retention and superior handling characteristics. In addition, the Company believes that this process allows the reproduction of lenses that are designed to provide fitting characteristics similar to those of leading competitors' lenses, regardless of their manufacturing process. The Company also believes that the dry cast molding process provides advantages over certain alternate production methods in yield, throughput efficiency and performance. For example, each dry lens in the Company's cast molding process emerges from the mold completely finished, eliminating the need for additional polishing. This cast molding process reduces manufacturing steps and facilitates automated handling and inspection. The Company relies on a non-exclusive, perpetual, irrevocable patent license for a significant element of its dry cast molding technology. See "-- Trademarks, Trade Secrets and Patent Licenses." In addition to dry cast molding, certain of the Company's competitors utilize wet cast molding, lathing or spin-casting processes. While the Company also manufactures certain low-volume lenses utilizing lathing, this process accounts for less than 2% of its total production.

     The Company believes that dry cast molding is a highly scalable process, which makes it well suited to address the high-volume requirements of the growing disposable market. Using this technology, the Company has been able to increase production volumes by approximately 470% from 1993 to 1996. The disposable market, however, is relatively price-sensitive, and lenses for disposable replacement regimens generally have significantly lower selling prices than lenses for annual replacement regimens. The Company believes that its ability to compete effectively in this growing market will depend on its ability to continue to reduce its per unit production costs while increasing manufacturing capacity and maintaining the high quality of its products.

     The Company believes that reducing its manufacturing costs requires increased automation to further improve manufacturing efficiencies and yields, improved packaging designs that utilize lower cost materials and larger production volumes to take advantage of economies of scale. While the Company has implemented a number of cost reduction measures, such as blister packaging, hot water extraction, automatic demolding and in-monomer tinting over the past several years, the most significant improvements are expected to come from the planned implementation of additional production lines incorporating a new automated process based on the Company's current dry cast molding technology. This automated process is currently being developed in a joint effort between the Company and an engineering consulting firm. Initial design has been substantially completed, and the Company has placed orders for much of the equipment necessary for the first of the planned new production lines. This first line is expected to be operational in 1998. The automated process is designed to integrate standard components such as automated handling systems, conveyors, robotics and video inspection into the manufacturing line. The Company believes that the new automated process will enable it to reduce significantly the labor content of production as well as unit packaging costs while increasing yields and efficiencies through improved controls and consistency of environment. The Company believes that the automated production lines will be capable of manufacturing considerably greater volumes while occupying less space than the Company's existing lines and will be installed in both the United Kingdom and Puerto Rico locations within the next two years. The Company currently expects to invest approximately $44 million in capital expenditures on these automated production lines through the year 2000. See "Risk Factors -- Manufacturing Capacity Constraints; Risks Associated with Expansion and Automation of Manufacturing Operations."

     Over the past two years, the Company at times has experienced significant backorders for certain of its products, including lenses for disposable replacement regimens. These backorders resulted primarily from customer demand for certain products being in excess of the Company's inventory and short-term production capabilities as well as the Company's inability to gain timely FDA clearance or approval for certain products. The Company is developing expanded production capacity and an integrated enterprise-wide computer system to manage the supply chain dynamics of forecasting, manufacturing, labeling and stocking of its products. The level of backorders is currently minimal and is limited to certain low-volume products.

     The Company's success will depend in part upon its ability to increase its production volume on a timely basis while maintaining product quality, reducing per unit production costs and complying with the FDA's GMP regulations. There can be no assurance that the Company will not encounter difficulties in expanding and automating its manufacturing facilities and increasing production, including problems involving production yields, quality control, construction delays and shortages of qualified personnel. The Company's failure to reduce per unit production costs and maintain product quality could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Manufacturing

Capacity Constraints; Risks of Expansion and Automation of Manufacturing Operations" and "-- Risks Associated with Interruption of Manufacturing Operations."

FACILITIES

     The Company's principal administrative, sales, marketing, customer service, packaging and distribution facility is located in South San Francisco, California. The Company's principal manufacturing facilities are located near Southampton, United Kingdom, and in Santa Isabel, Puerto Rico. The Company also maintains sales offices in Canada, Hungary and the United Kingdom.

     Rapid growth in sales volumes has required that the Company increase its capacity by adding manufacturing space. The Company's first United Kingdom manufacturing facility was established in 1988 and operated by PLL until 1992, when it was acquired by the Company. The Company opened its second United Kingdom manufacturing facility in 1996. The Company's Puerto Rican manufacturing facility was acquired in late 1992 as part of the American Hydron acquisition. This facility is now operating at or near capacity. As part of the Company's plan to increase its manufacturing capacity, it intends to relocate its Puerto Rican manufacturing facilities to a substantially larger new facility to be constructed and leased near Santa Isabel, Puerto Rico. The Company is in the process of negotiating the terms for the construction and leasing of the new manufacturing facility with the Puerto Rican development agency. The Company expects to begin construction during the third quarter of 1997. Until the new Puerto Rican facility is completed, the Company intends to utilize excess capacity in the United Kingdom to meet any requirements for increased volumes of lens production. See "-- Manufacturing."

     The following table describes the Company's principal facilities as of June 30, 1997:

                                                                    APPROXIMATE
           LOCATION                         FUNCTION                SQUARE FEET   OWNED/LEASED
-------------------------------  -------------------------------    -----------   -------------
South San Francisco,             Corporate                            122,000        Leased
  California(1)                  Headquarters/Sales/Distribution
Eastleigh, United Kingdom(2)     Manufacturing                         58,700        Leased
Santa Isabel, Puerto Rico(3)     Manufacturing                         34,372        Leased
Markham, Ontario                 Sales/Distribution/Custom             12,000        Leased
                                 Manufacturing
Nursling, United Kingdom(4)      Manufacturing                         18,400     Owned/Leased
Budapest, Hungary                Sales/Distribution                       775        Leased

---------------

(1) The Company's lease for this facility expires on October 30, 2002, and the Company has an option to extend the lease until 2007 and to lease an additional 30,000 square feet.

(2) The Company's lease for this facility expires on December 23, 2010.

(3) Represents three separate buildings. The Company plans to construct a substantially larger facility in Santa Isabel, Puerto Rico, and to relocate to this facility from its existing facilities.

(4) Represents three separate buildings. All three are currently vacant. Two are leased under leases that expire on January 31, 1998 and March 24, 2011.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused primarily on the development of automated manufacturing processes to increase the efficiency and capacity of the manufacturing operation. See "-- Manufacturing." In addition, the Company is engaged to a limited extent in development of new soft contact lens products and additional features. For example, the Company intends to develop lenses that absorb ultraviolet light and is evaluating the introduction of lenses designed for daily disposable replacement regimens. See "-- Government Regulation." During the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1997, expenditures for research and development (including obtaining regulatory approvals) were approximately $900,000, $1.0 million, $1.1 million and $1.1 million, respectively. See "Risk Factors -- Risk of New Products and Technological Change."

TRADEMARKS, TRADE SECRETS AND PATENT LICENSES

     The Company believes that its trademarks are among its most valuable assets and has numerous trademark registrations in the United States, Europe and other foreign countries. The Company's channel-specific branding strategy is dependent on the Company's strategic use of its trademark portfolio, as the trademark for each product brand is generally registered. The Company licenses the Hydron trademarks under a license agreement that prohibits the use of those trademarks outside of the Americas. The Company believes that there are no currently pending challenges to the use or registration of any of the Company's material trademarks. There can be no assurance, however, that the Company's trademarks do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company would, in such an event, not be prevented from using its trademarks, any of which could have a material adverse effect on the Company and its business.

     The Company has obtained non-exclusive licenses from third parties to patents for certain contact lens designs and manufacturing technologies used in the production of its products. Pursuant to a patent license agreement with several parties, including Geoffrey and Anthony Galley, principal stockholders of the Company, the Company has obtained a perpetual, fully paid, worldwide, non-exclusive, irrevocable license to certain patents and patent applications covering technology that is significant in the Company's dry cast molding processes. See "Certain Transactions -- OSL Acquisition and Related Litigation." The Company has also obtained non-exclusive, fully paid, perpetual, worldwide licenses to use certain technology relating to the tinting of lenses and to manufacture a monomer used to produce certain of its lenses. In addition, the Company licenses technology used in manufacturing its toric and bifocal contact lenses under non-exclusive license agreements that limit the sales of products manufactured using the licensed technology to the Americas. The Company believes that it has all patent licenses that are necessary for the conduct of the Company's business. However, to the extent the Company desires or is required to obtain additional licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be available on terms acceptable to the Company, if at all.

     In addition to trademarks and patent licenses, the Company owns certain trade secrets, copyrights, know-how and other intellectual property. The Company seeks to protect these assets, in part, by entering into confidentiality agreements with certain of its business partners, consultants and vendors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets and other intellectual property will not otherwise become known or be independently developed by others and thereby become unprotected. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary technology or that the Company can meaningfully protect its rights in unpatented proprietary technology.

     The Company's policy is to prosecute and defend its key trademarks, trade secrets and proprietary technology aggressively. The defense and prosecution of intellectual property suits and related administrative proceedings are both costly and time-consuming. There can be no assurance that the prosecution and defense of the Company's intellectual property will be successful or that the Company will be able to secure adequate intellectual property protections in the future. The protection of intellectual property in certain foreign countries is particularly uncertain. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, and such events would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Trademarks, Patent Licenses and Trade Secrets; Risk of Intellectual Property Infringement" and "Certain Transactions -- OSL Acquisition and Related Litigation."

COMPETITION

     The market for soft contact lenses is intensely competitive and is characterized by decreasing prices for many products. The Company's products compete with the products offered by a number of larger companies including Johnson & Johnson, Ciba-Geigy, Bausch & Lomb and Wesley Jessen. Most of the Company's competitors have substantially greater financial, manufacturing, marketing and technical resources, greater market penetration and larger manufacturing volumes than the Company. Among other things, these advantages may afford the Company's competitors greater ability to manufacture large volumes of lenses, reduce product prices and influence customer buying decisions. The Company believes that certain of its competitors are expanding, or are planning to expand, their manufacturing capacity, and to implement new, more automated manufacturing processes in order to support anticipated increases in volume. As many of the costs involved in producing contact lenses are relatively fixed, if a manufacturer can increase its volume, it can generally reduce its per unit costs and thereby increase its flexibility to reduce prices. In addition, competitors may reduce prices to achieve the sales volumes necessary to utilize their increased capacity. Price reductions by competitors could make the Company's products less competitive, and there can be no assurance that the Company would be able to reduce its prices in response. The Company's ability to respond to competitive pressures by decreasing its prices without adversely affecting its gross margins and operating results will depend on its ability to decrease its costs per lens. Any significant decrease in the Company's costs per lens will depend, in part, on the Company's ability to increase its sales volume and production capacity. There can be no assurance that the Company will be able to continue to increase its sales volume or reduce its per unit production costs. The failure of the Company to respond to competitive pressures, and particularly price competition, in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in response to competition, the Company may reduce prices, increase cooperative merchandising allowances or otherwise increase spending, any of which may also adversely affect its business, financial condition and results of operations. See "Risk Factors -- Manufacturing Capacity Constraints; Risks Associated with Expansion and Automation of Manufacturing Operations."

     Soft contact lens manufacturers have generally differentiated themselves from their competitors on the basis of product performance, marketing, distribution channels and price. The Company believes that it is able to distinguish its products on the basis of performance advantages and cost to eyecare professionals and patients. Since the purchase of contact lenses requires a prescription in the United States, the Company also competes on the basis of its relationships and reputation with eyecare practitioners. There can be no assurance that the Company will continue to so distinguish its products or that it will be able to realize the anticipated reductions in its per unit production costs.

     The market for contact lenses is shifting from lenses marketed for annual replacement regimens, where the Company has significant experience and a leading market position, to lenses for disposable replacement regimens, where the Company is less experienced and has a smaller market share. The disposable lens segment is particularly competitive and price-sensitive and is currently dominated by the Acuvue product produced by Johnson & Johnson. The Company believes that the per unit production costs of Johnson & Johnson and certain of the Company's other competitors are currently lower than those of the Company. A significant price reduction by Johnson & Johnson or certain of these other competitors could limit or reduce the Company's market share in the disposable lens segment and, as a result, could materially adversely affect the Company's business, financial condition and results of operations. In addition, the lenses currently offered in the United States by the Company in the disposable lens segment are marketed for weekly and monthly replacement regimens. Certain of the Company's competitors have introduced lenses for daily replacement at lower prices than their current weekly and bi-weekly disposable lenses. The Company's ability to enter and to compete effectively in the market for daily disposable lenses will depend in large part upon the Company's ability to expand its production capacity and reduce its per unit production costs. Additionally, as contact lenses for different replacement regimens are often similar, the ability of competitors to reduce their per unit costs for daily disposable lenses may also permit them to reduce their costs for lenses marketed for other replacement regimens. Such reductions, if not matched by the Company, could significantly adversely impact the Company's ability to compete over a much broader level of products. See "Risk Factors -- Dependence on Single Product Line; Need to Increase Sales of Lenses for Disposable Replacement Regimens."

     The Company also encounters competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures (including new refractive laser procedures such as PRK, or photorefractive keratectomy, and LASIK, or laser in situ keratomileusis). If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing costs and inconvenience of contact lenses. Accordingly, there can be no assurance that these procedures, or other alternative technologies that may be developed in the future, will not cause a substantial decline in the number of contact lens wearers and thus have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Intense Competition" and "Risk Factors -- Risk of New Products and Technological Change."

GOVERNMENT REGULATION

     The FDC Act, other statutes, regulations of the FDA and other agencies as well as state laws govern the preclinical and clinical testing, manufacture, labeling, distribution, sale, marketing, advertising and promotion of medical devices such as contact lenses. Noncompliance with applicable regulations can result in, among other things, fines, injunctions, product recall or product seizures, operating restrictions (including suspension of production and distribution), refusal of the FDA to grant approval of a PMA or clearance of a 510(k), withdrawal of previously granted marketing approvals or clearances, and criminal prosecution. Sales of the Company's products outside the U.S. are subject to regulatory requirements that, while generally comparable to those in the U.S., vary widely from country to country.

     FDA Regulation. For purposes of the applicable statutes and regulations, the Company's products are generally treated as "medical devices." With exceptions for certain medical devices first marketed before May 28, 1976, prior to their commercial sale in the United States, medical devices must be cleared or approved by the FDA or be exempted from the requirement of FDA clearance or approval. In general, the regulatory process can be lengthy, expensive and uncertain, and securing FDA clearances or approvals may require the submission of extensive clinical data together with other supporting information to the FDA.

     In the United States, medical devices are classified as Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, 510(k) notification and adherence to FDA-mandated current GMP requirements), and Class II devices are subject to general controls and special controls (e.g., performance standards). Generally, Class III devices are those that must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices) and also include most devices that were not on the market before May 28, 1976 ("new medical devices") and for which the FDA has not made a finding of "substantial equivalence" based on a 510(k). Class III devices usually require clinical testing and FDA approval prior to marketing and distribution.

     The Company's daily-wear products have been classified as Class II devices subject to the 510(k) pre-market notification process, while the Company's extended-wear products have been classified as Class III devices subject to the PMA requirements. Regulation of the Company's daily-wear products under the pre-market notification process dictates that new product introductions in this category be preceded by FDA clearance of a 510(k) pre-market notification containing information which establishes the new product as substantially equivalent to a legally marketed Class I or II medical device or to a legally marketed Class III device that does not itself require an approved PMA prior to marketing ("predicate device"). A 510(k) must contain information to support a claim of substantial equivalence, and this information may include laboratory test results or the results of clinical studies of the device in humans. The FDA has no specific time limitation by which it must respond to a 510(k). The FDA may determine that a device is not "substantially equivalent" to a predicate device or that additional information is needed before a substantial equivalence determination can be made. The premarket notification process generally takes five to twelve months without clinical data, or twelve to eighteen months or more if clinical data are required to be included in the notifications but it may take longer, and 510(k) clearance may never be obtained. The range of clinical data required to be included in a 510(k), if any, or a PMA application varies depending on the nature of the new product or product modification. Generally, the 510(k) notifications filed by the Company do not require clinical data, and, if clinical data are required, the trial is short-term. If the Company is unable to establish to the FDA's satisfaction that a new product is substantially equivalent to a predicate device, extensive preclinical and clinical testing will be required, additional costs will be incurred, and FDA approval of a PMA for the product will be required prior to market entry. Such approval, which cannot be assured in a timely manner or at all, generally takes at least eighteen to twenty-four months, and can take substantially longer.

     Regulation of the Company's extended-wear products as Class III devices requires that the Company submit a PMA to the FDA and obtain its approval of the application prior to marketing such products in the United States. A PMA must be supported by valid scientific evidence that typically includes extensive data, including data from preclinical testing and human clinical trials to demonstrate the safety and effectiveness of the device. The FDA ordinarily requires the performance of at least two independent, statistically significant human clinical trials that must demonstrate the safety and effectiveness of the device in order to obtain FDA approval of the PMA. If the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an investigational device exemption ("IDE") application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and the study protocol is approved by one or more appropriate institutional review boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the human clinical trials after obtaining approval of the study protocol by one or more appropriate IRBs, but FDA approval of an IDE is not necessary unless the FDA notifies the sponsor that an IDE application is required. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or an investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects. The FDA has the authority to re-evaluate, alter, suspend or terminate clinical testing based on its assessment of data collected throughout the trials.

     The PMA must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling and promotional labeling. Once the FDA accepts a PMA submission for filing, the FDA begins an in-depth review of the PMA. An FDA review of a PMA generally takes from twelve to eighteen months from the date the PMA is accepted for filing, but may take significantly longer if the FDA requests additional information and if the sponsor files any major amendments to the PMA. The review time is often significantly extended by the FDA's request for clarification of information already provided in the submission. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with the applicable GMP requirements.

     If the FDA's evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will issue either an approval letter (order) or an "approvable letter" containing a number of conditions that must be met in order to secure approval of a PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue an order approving the PMA and authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a "not approvable letter." The FDA may also determine that additional preclinical testing or human clinical trials are necessary, in which case approval of the PMA could be delayed for several years while additional testing or trials are conducted and submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     Even if 510(k) clearance or PMA approval is obtained, this clearance or approval can be withdrawn by the FDA due to the failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial clearance or approval. Modifications to existing 510(k)-cleared devices, including changes in design, material, or manufacturing process that could significantly affect safety or effectiveness, require submission and clearance of new 510(k) notifications as do significant changes in labeling, e.g., a change in indications for use. Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process ordinarily require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA typically require the submission of similar information as is required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. The approval of supplemental PMAs requires approximately one to two years.

     All of the products currently marketed by the Company have received 510(k) clearance or PMA approval. The Company anticipates that its planned ultraviolet-absorbing daily-wear lens will be regulated as a Class II medical device, requiring submission and clearance of a 510(k), and that its planned ultraviolet-absorbing extended-wear lens will be regulated as a Class III medical device, requiring submission and approval of a PMA supplement. There can be no assurance that these planned products or any other future products will receive FDA marketing clearance or approval on a timely basis or at all, or that its new daily-wear lens will not be subjected to the PMA process. The Company has made minor modifications to its lenses which it believes do not require the submission and clearance of new 510(k) notifications or the submission and approval of PMA supplements. There can be no assurance, however, that the FDA will agree with any of the Company's determinations not to submit new 510(k) notifications or PMA supplements for these changes, that the FDA will not require the Company to cease sales and distribution while seeking clearances of 510(k) notifications or approvals of PMA supplements for the changes, or that such clearances and approvals, if required, will be obtained in a timely manner or at all.

     The FDC Act requires that medical devices, including contact lenses, be manufactured in accordance with the FDA's GMP regulations. These regulations require, among other things, that (i) the manufacturing process be regulated, controlled and documented by the use of written procedures, and (ii) the ability to produce devices which meet the manufacturer's specifications be validated by extensive and detailed testing of every aspect of the process. The regulations also require detailed record keeping and investigation of any deficiencies in the manufacturing process or in the products produced. Manufacturing facilities are subject to FDA inspection on a periodic basis to monitor compliance with GMP requirements. If violations of the applicable regulations are noted during FDA inspections of manufacturing facilities, the FDA can prohibit further manufacturing, distribution and sale of the devices until the violations are cured. On October 7, 1996, the FDA published a revision of its GMP requirements, incorporating them into a new regulation called the quality system ("QS") regulation. The QS regulation requires, among other things, pre-production design controls, purchasing controls and maintenance of service records. The QS regulation became effective June 1, 1997, except that the FDA has stated that, as long as manufacturers are taking reasonable steps to come into compliance with the design control requirements, the FDA will not initiate action (including enforcement cases) based on a failure to comply with these requirements before June 1, 1998. Once in effect, the QS regulation is expected to increase the cost of complying with FDA GMP and related requirements. The Company believes that its facilities are in compliance with GMP regulations and that the planned automation of its manufacturing facilities will not require FDA approval.

     The Company is also required to register as a medical device manufacturer with the FDA. Devices marketed in the United States are subject to pervasive and continuing regulatory oversight by the FDA and other agencies, and the Company is subject to periodic inspection and record-keeping requirements. As a medical device manufacturer, the Company is further required to comply with FDA requirements regarding the reporting of allegations of death or serious injury associated with the use of its medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. Other FDA requirements govern product labeling and prohibit a manufacturer from marketing a device with a cleared 510(k) or an approved PMA for an uncleared or unapproved indication. Failure to comply with applicable regulatory requirements can result in a wide variety of severe administrative, civil, and criminal sanctions and penalties. See "Risk
Factors -- Risks of Regulatory Action."

     International Regulation. Sales of medical devices outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls such as those described above in others. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval. These differences may affect the efficiency and timeliness of international market introduction of the Company's products, and there can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

     Medical devices sold or marketed in the European Union ("EU") are subject to the EU's medical devices directive. Under this directive, CE mark certification procedures became available for medical devices, and the successful completion of such procedures would allow certified devices to be marketed in all EU countries. In order to obtain the right to affix the CE mark to its products, medical device companies must obtain certification that its processes meet European quality standards and establish that the product is considered safe and fit for its intended purpose. After June 14, 1998, medical devices other than active implants and in vitro diagnostic products may not be sold in EU countries unless they display the CE mark. Although member countries must accept for marketing medical devices bearing a CE marking without imposing further requirements related to product safety and performance, each country may require the use of its own language or labels and instructions for use.

     The Company may also have to obtain additional approvals from foreign regulatory authorities in order to sell its products in non-EU countries. Some countries have historically permitted human studies earlier in the product development cycle than regulations in the United States permit. Other countries, such as Japan, have requirements similar to those of the United States. This disparity in the regulation of medical devices may result in more rapid product clearance in certain countries than in the United States, while approvals in countries such as Japan may require longer periods than in the United States. Seiko Contactlens Inc., the Company's distributor in Japan, will be responsible for management of clinical trials and obtaining regulatory approval for the Company's products, and such approval will therefore be outside the Company's control. Accordingly, there can be no assurance as to when or whether such approval will be received.

     Other Regulation. The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that compliance with such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

     The Company's success depends to a significant extent upon the success of its customers in the retail optical industry. These customers are subject to a variety of federal, state and local laws, regulations and ordinances, including those regarding advertising, location and design of stores, products sold and qualifications and practices of the industry. The state and local legal requirements vary widely among jurisdictions and are subject to frequent change. Furthermore, numerous health-care related legislative proposals have been made in recent years in the United States Congress and in various state legislatures. The potential impact of these proposals with respect to the business of the Company's customers is uncertain, and there is no assurance that the proposals, if adopted, would not have a material adverse impact on the Company.

     There is substantial United States federal and state governmental regulation related to the prescribing of contact lenses. These regulations relate to who is permitted to prescribe and fit contact lenses, the prescriber's obligation to provide prescriptions to its patients, the length of time a prescription is valid, the ability or obligation of prescribers to prescribe lenses by brand rather than by generic equivalent or specification, and other matters. Although these regulations primarily affect contact lens prescribers, and not manufacturers or distributors of lenses such as the Company, changes in these regulations, or their interpretation or enforcement, could adversely affect the effectiveness of the Company's marketing strategy to eyecare practitioners, most notably the effectiveness of the Company's channel-specific and private label branding strategies. Additionally, given the Company's strategic emphasis on focusing its marketing efforts on eyecare practitioners rather than consumers, the Company may be more vulnerable than its competitors to changes in current trade practices. Adverse regulatory or other decisions affecting eyecare practitioners, or material changes in the selling and prescribing practices for contact lenses, could have a material adverse affect on the Company's business, operating results and financial condition.

PRODUCT LIABILITY AND INSURANCE


     The Company has in the past been, and continues to be, subject to product liability claims and lawsuits, and the Company's Canadian subsidiary is currently a defendant in one such lawsuit, filed by an individual in 1997 in the Province of Ontario, Canada, alleging that the Company's lenses injured the plaintiff's cornea and seeking damages of Can.$500,000 plus interest and costs. Because contact lenses are medical devices, the

Company faces an inherent risk of exposure to product liability claims in the event that the use of its products results in personal injury. The Company also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall. From time to time, the Company has received, and may continue to receive, complaints of significant patient discomfort, including corneal complications, while using the Company's contact lenses. In certain cases, the reasons for the problems have never been established. In addition, on two occasions, in 1995 and 1997, the Company has recalled limited volumes of certain of its product because certain labels on the vial or blister did not match the enclosed lens. Although the Company has not experienced material losses to date due to product liability claims or product recalls, there can be no assurance that the Company will not experience such losses in the future, that insurance coverage will be adequate to cover such losses, or that insurance coverage will be available on acceptable terms or at all. The Company maintains product liability insurance with coverage of $1 million per occurrence and an annual aggregate maximum of $2 million with umbrella coverage of $10 million. A product liability or other judgment against the Company in excess of the Company's insurance coverage or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of June 30, 1997, the Company had 1,138 full-time employees, including 282 in the United States, 388 in the United Kingdom, 416 in Puerto Rico, 42 in Canada and 10 in Hungary. Of the Company's full-time employees, 128 are engaged in sales and marketing, 755 in manufacturing, 173 in distribution, six in process development and 80 in finance and administration. The Company also utilizes a number of part-time employees in its manufacturing and distribution operations to supplement its full-time workforce. The Company's success is dependent in part on its ability to attract and retain qualified employees. In particular, the loss of John D. Fruth, the Company's founder and President, would have a material adverse effect on the Company's development and marketing efforts. None of the Company's employees is represented by a labor union or is the subject of a collective bargaining agreement with respect to his or her employment by the Company. The Company has never experienced a work stoppage and believes that its employee relations are good. See "Risk Factors -- Dependence on Key Personnel."

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages and positions as of June 30, 1997, are as follows:

             NAME               AGE                            POSITION
------------------------------  ---     ------------------------------------------------------
John D. Fruth                   53      President, Chief Executive Officer and Chairman of the
                                        Board of Directors
Daniel J. Kunst                 44      Vice President, Sales and Marketing, and Director
Gregory E. Lichtwardt           42      Vice President, Finance, Chief Financial Officer and
                                        Treasurer
John Lilley                     50      Vice President, Manufacturing
Edgar J. Cummins(1)             54      Director
Terence M. Fruth                59      Director and Corporate Secretary
William R. Grant(1)             72      Director
Francis R. Tunney, Jr.(1)       49      Director

---------------

(1) Member of the Audit Committee and the Compensation Committee

     JOHN D. FRUTH founded the Company in 1985 and has been the President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its inception. Prior to joining the Company, Mr. Fruth worked in the regulatory affairs department and served as President, contact lens division, of CooperVision, Inc., a contact lens manufacturer, from 1976 to 1983. From 1972 to 1976, Mr. Fruth worked in sales and marketing management positions at Bausch & Lomb, a company that manufactures and markets health-care products, including contact lenses. John D. Fruth is the brother of Terence M. Fruth.

     DANIEL J. KUNST has been Vice President, Sales and Marketing, of the Company since August 1995. Mr. Kunst has also been a member of the Board of Directors of the Company since October 1987 and served as Executive Vice President and Chief Operating Officer of the Company from 1987 to February 1992. From November 1994 to May 1995, Mr. Kunst served as Chief Executive Officer of NeoLens, Inc., an optical products company. From January 1993 to October 1994, Mr. Kunst was President, Chief Executive Officer and a director of Cymed, Inc., a manufacturer and marketer of medical devices. From March 1992 to January 1993, he worked as an independent consultant to ophthalmic companies. Additionally, from 1990 to 1995, Mr. Kunst was a member of the board of directors of VISX, Inc., a manufacturer of ophthalmic lasers. From 1979 to 1987, Mr. Kunst held various management positions with CooperVision, Inc., including President, Professional Resources Division; Senior Vice President, Ophthalmic Products Division; and Vice President, Sales and Marketing, Revo Sunglass Division.

     GREGORY E. LICHTWARDT has been Vice President, Finance, and Chief Financial Officer of the Company since April 1993 and Treasurer since May 1997. Prior to joining the Company, from November 1990 to February 1993, Mr. Lichtwardt was Vice President, Finance, of the Humphrey Instruments Division of Allergan, Inc. ("Allergan"), a health-care company focused on specialty pharmaceutical products. From February 1989 to November 1990, he served as Director of Operations, Accounting and Planning, of Allergan's Optical Division. From December 1986 to January 1989, he was Corporate Controller of AST Research, Inc., a personal computer manufacturing company, and from June 1980 to December 1986, Mr. Lichtwardt held several financial positions within several different divisions of American Hospital Supply Corporation, a health-care and medical products company.

     JOHN LILLEY has been Vice President, Manufacturing, of the Company since June 1996. From 1990 to June 1996, Dr. Lilley served as Manufacturing Director of Bespak plc, an English company that manufactures precision plastic injection-molded components for the pharmaceutical industry. From 1989 to 1990, he was Operations Director of Birkby Plastics, a division of the Plessey Plastics Group, which manufactures plastic injection-molded components for the automotive and computer industries.

     EDGAR J. CUMMINS has been a member of the Board of Directors of the Company since October 1992. Since May 1995, Mr. Cummins has served as Chief Financial Officer of Chiron Vision Corporation, an ophthalmic surgical company. From 1986 to May 1995, he was Chief Financial Officer of Allergan. Prior to his service with Allergan, Mr. Cummins held various senior financial positions with American Hospital Supply Corporation, a health-care and medical products company, and Baxter Travenol Laboratories, Inc., a medical products company, over a period of seven years. Prior to that, he spent five years as a financial consultant for Arthur Young & Company, a certified public accounting company. Mr. Cummins also sits on the board of directors of Biopsys, Inc., a surgical device company.

     TERENCE M. FRUTH has been Corporate Secretary and a member of the Board of Directors of the Company since August 1992. Since 1985, Mr. Fruth has been a partner, Vice President and Corporate Secretary of Fruth & Anthony, P.A., a Minneapolis-based law firm specializing in commercial litigation. Mr. Fruth has been practicing law for 30 years. Mr. Fruth is a member of both the Minnesota State and American Bar Associations. Terence M. Fruth is the brother of John D. Fruth.

     WILLIAM R. GRANT has been a member of the Board of Directors of the Company since October 1992. Since 1989, he has been the Chairman of Galen Associates, a venture capital firm specializing in emerging health-care companies. From 1987 to 1989, Mr. Grant served as Chairman of New York Life International Investment, and, from 1979 to 1987, he was the Chairman and President of MacKay-Shields Financial Corporation. Prior to 1979, Mr. Grant had 25 years' experience with Smith Barney, Harris Upham & Co., Inc., where he served as President and, from 1976 to 1978, Vice Chairman. Mr. Grant currently serves as Vice Chairman of SmithKline Beecham plc and serves on the boards of directors of Allergan; Fluor Corporation, an engineering, construction and diversified services company; MiniMed, Inc., a company that specializes in drug delivery devices and systems; New York Life Insurance Company, an insurance and financial services company; Seagull Energy Corporation, an oil and gas company; and Witco Corporation, a specialty chemicals company.

     FRANCIS R. TUNNEY, JR. has been a member of the Board of Directors of the Company since October 1996. Mr. Tunney has been Corporate Vice President, General Counsel and Corporate Secretary of Allergan since January 1990. From 1989 to 1991, Mr. Tunney was Senior Vice President, General Counsel and Corporate Secretary of Allergan. From 1979 to 1989, Mr. Tunney held several positions at SmithKline Beecham plc, including counsel for its Medical Device and Diagnostics Division, acting general manager for its Medical Ultrasound Division and senior international attorney within its corporate law department.

     Directors are elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders, or until their successors are duly elected and qualified or until their earlier resignation, removal or death. William R. Grant and Francis R. Tunney, Jr. were elected to the Board of Directors (the "Board") pursuant to the terms of a shareholders' agreement (the "Shareholders' Agreement") under which Galen Partners, L.P. and Galen Partners International, L.P., collectively, are entitled to nominate one director of the Company and Allergan is entitled to nominate one director of the Company, subject to certain conditions. See "Certain Transactions -- Allergan/Hydron Acquisition; Galen Financing." Mr. Grant was nominated by Galen Partners, L.P. and Galen Partners International, L.P., and Mr. Tunney was nominated by Allergan. The Shareholders' Agreement will terminate on the closing of this offering. Executive officers are chosen by, and serve at the discretion of, the Board of Directors.

BOARD COMMITTEES

     The Company's Compensation Committee was formed in January 1993 to review and approve the compensation and benefits for the Company's key executive officers, administer the Company's stock purchase and stock option plans and make recommendations to the Board regarding such matters. The Compensation Committee is currently composed of Edgar J. Cummins, William R. Grant and Francis R. Tunney, Jr. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The Audit Committee was formed in January 1993 to review the internal accounting procedures of the

Company and to consult with and review the services provided by the Company's independent auditors. The Audit Committee is currently comprised of Edgar J. Cummins, William R. Grant and Francis R. Tunney, Jr.

DIRECTOR COMPENSATION

     Members of the Board do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending meetings of the Board. Historically, the Board members have been issued shares as compensation for service. In January 1997, William R. Grant, Terence M. Fruth, Edgar J. Cummins and Francis R. Tunney, Jr. were issued 742, 680, 680 and 186 shares of Common Stock, respectively, as compensation for service during 1996.

     In June 1997, the Board adopted and the stockholders approved the 1997 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 300,000 shares of the Company's Common Stock for issuance thereunder. Only members of the Board who are not employees of the Company, or any parent, subsidiary or affiliate of the Company, are eligible to participate in the Directors Plan. On the effective date of the Registration Statement (the "Effective Date"), each eligible director will automatically be granted an option to purchase 30,000 shares. Each eligible director who becomes a member of the Board after the Effective Date will automatically be granted an option to purchase 30,000 shares upon joining the Board. In addition, each eligible director will automatically be granted an option to purchase 15,000 shares on each anniversary date of such director's initial option grant under the Directors Plan if such director has served continuously as a member of the Board since the date such director was first granted an option under the Directors Plan. All options issued under the Directors Plan will vest as to 1/36 per month commencing one month after the date of grant, for so long as the optionee continues as a member of the Board or as a consultant to the Company. The exercise price of all options granted under the Directors Plan will be the fair market value of the Common Stock on the date of grant.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Company may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (iv) the rights conferred in the Bylaws are not exclusive and (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

     The Company has entered into indemnity agreements with each of its current directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Company's Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during 1996 by (i) the Company's Chief Executive officer and
(ii) each of the Company's three other executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM COMPENSATION
                                                                            ---------------------------------
                                           ANNUAL COMPENSATION
                                -----------------------------------------                AWARDS
                                                          OTHER ANNUAL      ---------------------------------
 NAME AND PRINCIPAL POSITION    SALARY($)   BONUS($)   COMPENSATION($)(1)   SECURITIES UNDERLYING OPTIONS (#)
------------------------------  ---------   --------   ------------------   ---------------------------------
John D. Fruth, President and
  Chief Executive Officer.....  $ 262,692   $101,635        $  6,234(2)              --
Gregory E. Lichtwardt, Vice
  President, Finance, Chief
  Financial Officer and
  Treasurer...................    133,000     34,467             167                 --
Daniel J. Kunst, Vice
  President, Sales and
  Marketing...................    135,000     11,553             173                 --
John Lilley, Vice President,
  Manufacturing(3)............     88,667         --          32,397(4)                   80,000

---------------

(1) For all but John D. Fruth and John Lilley, Other Annual Compensation represents premiums paid by the Company with respect to life insurance for the benefit of the respective individual.

(2) Represents premiums paid by the Company with respect to term life insurance for John D. Fruth's benefit in the amount of $884 and automobile expenses paid by the Company for his benefit in the amount of $5,350.

(3) On March 27, 1996, the Company executed an employment agreement with John Lilley, and in June 1996 he joined the Company. The Company agreed to employ Dr. Lilley as Vice President, Manufacturing at an annual salary of L95,000. In addition, Dr. Lilley is eligible to receive a bonus of up to 40% of his annual salary at the discretion of the Company based on the achievement of manufacturing goals and objectives established by the Company at the start of each fiscal year. Dr. Lilley also received an option to purchase 80,000 shares of the Company's Common Stock at an exercise price of $5.03 per share. Under the employment agreement, his employment will continue unless and until either the Company or Dr. Lilley serves on the other 12 months' notice of termination, provided that the Company has the right to terminate his employment upon his 65th birthday.

(4) Represents a $22,165 contribution by the Company to a pension plan for the benefit of Dr. Lilley and a $10,232 reimbursement for automobile expenses.

                             OPTION GRANTS IN 1996

     The following table sets forth information regarding option grants during 1996 to each of the Named Executive Officers. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective six-year terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option term.

                                                INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE
                       -------------------------------------------------------------------       VALUE AT ASSUMED
                                             % OF                                                  ANNUAL RATES
                         NUMBER OF       TOTAL OPTIONS                                            OF STOCK PRICE
                        SECURITIES        GRANTED TO                                             APPRECIATION FOR
                        UNDERLYING       EMPLOYEES IN                                             OPTION TERM(3)
                          OPTIONS           FISCAL          EXERCISE PRICE      EXPIRATION     ---------------------
        NAME           GRANTED(#)(1)        YEAR(2)        PER SHARE ($/SH)        DATE           5%          10%
---------------------  -------------     -------------     ----------------     ----------     --------     --------
John D. Fruth........          --               --                  --                 --            --           --
Gregory E.
  Lichtwardt.........          --               --                  --                 --            --           --
Daniel J. Kunst......          --               --                  --                 --            --           --
John Lilley..........      80,000             20.2%             $ 5.03           05/31/02      $136,854     $310,476

---------------

(1) The option granted to John Lilley under the 1989 Stock Option Plan in 1996 is a nonqualified stock option that was granted at fair market value and that vests 20% per year over a five-year period so long as Dr. Lilley is employed by the Company. The option has a term of six years.

(2) The Company granted options to purchase 395,534 shares of Common Stock to employees during 1996.

(3) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

     AGGREGATED OPTION EXERCISES IN 1996 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information regarding the exercise of stock options by the Named Executive Officers during 1996 and stock options held as of December 31, 1996 by the Named Executive Officers.

                                                            NUMBER OF SECURITIES
                                                                 UNDERLYING                   VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                          SHARES                            AT FISCAL YEAR-END(#)             AT FISCAL YEAR-END(1)
                        ACQUIRED ON        VALUE        -----------------------------     -----------------------------
         NAME           EXERCISES(#)     REALIZED       EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----------------------  -----------     -----------     -----------     -------------     -----------     -------------
John D. Fruth.........         --               --       1,280,000              --        $ 9,864,128              --
Gregory E.
  Lichtwardt..........         --               --          96,000          64,000            627,000       $ 418,000
Daniel J. Kunst.......         --               --          20,000          80,000             99,300         397,200
John Lilley...........         --               --              --          80,000                 --         237,600

---------------

(1) Based on the fair market value of the Company's Common Stock at December 31, 1996 ($8.00 per share) less the exercise price payable for such shares.

EMPLOYEE BENEFIT PLANS


     1989 Stock Option Plan. Under the 1989 Plan, as of June 30, 1997 options to purchase 1,799,694 shares of Common Stock were outstanding and 279,294 shares of Common Stock were reserved for issuance for options available for grant to employees, officers, directors, consultants, independent contractors and advisors. In July 1997, the Company granted options to purchase an aggregate of 18,000 additional shares of Common Stock under the 1989 Plan at an exercise price of $14.00 per share, including an option to purchase 5,000 shares granted to Mr. Tunney, a director of the Company and granted options to purchase in aggregate of 13,000 shares of common stock under the 1989 Plan at an exercise price equal to the initial public offering of the Common Stock. The 1989 Plan will be terminated upon the effective date of the Registration Statement for this offering, when the 1997 Equity Incentive Plan will become effective. As a result, no further options may be granted under the 1989 Plan following the closing of this offering. However, termination does not affect any outstanding options, all of which will remain outstanding until exercised or until they terminate or expire in accordance with their terms. The terms of options granted under the 1989 Plan and the administration of the plan are substantially the same as those that pertain to the 1997 Equity Incentive Plan, except that the vesting of options granted prior to March 1, 1995 under the 1989 Plan accelerates upon certain acquisitions of the Company unless the options are assumed or substituted by the acquiring corporation.

     1992 Officers and Directors Stock Option Plan. There are options to purchase 1,280,000 shares of the Company's Common Stock outstanding under the 1992 Plan, all of which have been granted to John D. Fruth. These options were granted in 1992 at an exercise price of $0.29 per share, are fully vested and terminate in September 1997. The 1992 Plan will be terminated upon the effective date of the Registration Statement for this offering, when the 1997 Equity Incentive Plan will become effective. However, termination does not affect these outstanding options, which will remain outstanding until exercised or until they terminate or expire in accordance with their terms. The Company expects that Mr. Fruth will exercise such options prior to the consummation of this offering.

     1997 Equity Incentive Plan. In June 1997, the Board adopted and the stockholders approved the 1997 Equity Incentive Plan, under which 2,000,000 shares of Common Stock are reserved for issuance. Any authorized shares not issued or subject to outstanding grants under the 1989 Plan on the effective date of this offering (279,294 shares as of June 30, 1997) and any shares that are issuable upon exercise of options granted pursuant to the 1989 Plan that expire or become unexercisable for any reason without having been exercised in full will be available for future grant and issuance under the 1997 Equity Incentive Plan. No options have been issued under the 1997 Equity Incentive Plan. The 1997 Equity Incentive Plan will become effective on the effective date of the Registration Statement for this offering and will terminate in May 2007, unless sooner terminated by the Board. The 1997 Equity Incentive Plan authorizes the award of options, opportunities to purchase restricted stock and stock bonuses (each an "Award"). The 1997 Equity Incentive Plan is administered by a committee appointed by the Board, currently the Compensation Committee, consisting of Messrs. Cummins, Grant and Tunney, all of whom are "nonemployee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The committee has the authority to construe and interpret the 1997 Equity Incentive Plan and any agreement made thereunder, grant Awards and establish their terms and make all other determinations necessary or advisable for the administration of the 1997 Equity Incentive Plan.

     The 1997 Equity Incentive Plan provides for the grant of both incentive stock options ("ISOs") that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company or of a parent or subsidiary of the Company. NQSOs may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or of any parent or subsidiary of the Company, provided such consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction ("Eligible Service Providers"). The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant (110% of that value in the case of ISOs issued to ten percent stockholders). The exercise price of NQSOs must be at least equal to 85% of that value. The maximum term of options granted under the 1997 Equity Incentive Plan is ten years. Options granted under the 1997 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. Options granted under the 1997 Equity Incentive Plan generally expire 90 days after the termination of the optionee's service to the Company or to a parent or subsidiary of the Company, except in the case of death or disability, in which case the options may be exercised up to 12 months following the date of death or termination of service. Options terminate immediately upon termination of employment for cause.

     Opportunities to purchase shares of the Company's Common Stock and awards of shares of the Company's Common Stock, either of which may be subject to a right of repurchase in favor of the Company or other restrictions on ownership or transfer, may be given to Eligible Service Providers.

     In the event of certain acquisitions of the Company, any or all outstanding Awards may be assumed or replaced by the successor corporation. In the alternative, the successor corporation may substitute equivalent

Awards or provide consideration to Award recipients which is substantially similar to that provided to stockholders. If the successor does not assume or substitute Awards, outstanding Awards will expire upon consummation of the transaction, provided that the Board in its sole discretion may provide that the vesting of any or all Awards will accelerate prior to such consummation.

     1997 Employee Stock Purchase Plan. In June 1997, the Board adopted and the stockholders approved the 1997 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 400,000 shares of the Company's Common Stock for issuance thereunder. The Purchase Plan will become effective upon the effective date of the Registration Statement for this offering and will permit eligible employees to acquire shares of the Company's Common Stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 2% and 10% of their compensation and are subject to certain maximum purchase limitations described in the Purchase Plan. Except for the first offering, each offering under the Purchase Plan will be for a period of 24 months (the "Offering Period") and will consist of four six-month purchase periods (each a "Purchase Period"). The purchase price for the Company's Common Stock purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period and the last day of the applicable Purchase Period. The Board has the authority to determine the date on which the first Offering Period will begin and the length of such Offering Period. The Board has the power to change the duration of Offering Periods and Purchase Periods. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

                              CERTAIN TRANSACTIONS

     Since January 1, 1994, there has not been nor is there currently proposed, any transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, holder of more than 5% of the Common Stock of the Company or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than (i) compensation agreements, which are described where required in "Management," and (ii) the transactions described below.

OSL ACQUISITION AND RELATED LITIGATION

     In September 1992, the Company acquired PLL, a United Kingdom-based manufacturer of contact lenses and, until the acquisition, a supplier to the Company, for a total of 1,728,000 shares of the Company's Common Stock (the "PLL Acquisition"). After the acquisition, PLL was renamed Ocular Sciences Ltd. ("OSL"). The owners of PLL (the "PLL Owners") included John D. Fruth, the Company's President and a director and principal stockholder of the Company, who received 496,976 shares of the Company's Common Stock in the acquisition, and Geoffrey H. Galley and his son Anthony D. Galley (together, the "Galleys"), principal stockholders of the Company, who received 1,015,024 shares of the Company's Common Stock in the acquisition.

     In connection with the PLL Acquisition, PLL entered into a patent license agreement with the PLL Owners other than Mr. Fruth (the "Patent Owners"), pursuant to which PLL obtained a non-exclusive license to certain contact lens manufacturing patents in exchange for royalty payments that were to aggregate up to $4.4 million, of which up to $3.6 million was to be paid to the Galleys. An additional royalty was to be payable by PLL on certain sales by it to other contact lens manufacturers. Royalties totaling $1.7 million were accrued in 1994, and, as of December 31, 1994, the Company had made cumulative royalty payments of approximately $3.2 million. No royalty payments were made after 1994 as a result of the lawsuit described below. Also in connection with the PLL Acquisition, PLL entered into a purchase and supply agreement with Aspect Vision Care Ltd. ("AVCL"), a United Kingdom-based contact lens distributor controlled by certain of the Patent Owners, pursuant to which PLL agreed to manufacture and supply contact lenses to AVCL at a purchase price equal to the Company's direct and indirect costs of processing the lenses, plus 20% (the "Purchase and Supply Agreement"). In connection with the Purchase and Supply Agreement, PLL agreed not to sell the contact lenses covered by such agreement to third parties in the United Kingdom, and AVCL agreed not to sell such lenses in North and South America, for a period of ten years (subject to certain exceptions). AVCL accounted for approximately $1.9 million of the Company's net sales for the year ended December 31, 1994 and $407,000 of accounts receivable as of December 31, 1995 and 1996. There were no sales to AVCL in 1995 and 1996. See Note 12 of Notes to Consolidated Financial Statements.

     In May 1992, Anthony Galley was appointed Managing Director of PLL and in November 1992 entered into an employment agreement with PLL. Mr. Galley was also appointed Vice President, Manufacturing, of the Company. In 1993 and 1994, disputes arose between the Company, OSL, Anthony Galley and AVCL regarding the type, price and quantity of contact lenses that OSL was obligated to supply to AVCL under the Purchase and Supply Agreement. AVCL constructed its own manufacturing facility in 1994 using information that the Company believed to be proprietary to OSL.

     In April 1994, OSL terminated Anthony Galley's employment, and, in the following month, the Company and OSL sued AVCL, the Galleys, the other Patent Owners and certain related persons in the United Kingdom and later in California. The suit in the United Kingdom alleged misappropriation of intellectual property, breach of fiduciary duty, breach of contract and other claims, while the suit in California alleged securities fraud arising out of the PLL Acquisition. The defendants brought a counterclaim against OSL and the Company for sums allegedly due under the patent license agreement and breach of Anthony Galley's employment contract, and other claims, and brought a separate action in the United Kingdom against OSL alleging patent infringement.

     In November 1996, judgment was rendered in the United Kingdom actions. The judgment found against the Company and OSL on the most important claims brought by them. In the judgment, the judge harshly criticized the Company's business practices and stated that he did not believe the testimony of Messrs. Fruth and Lichtwardt, the Company's Chief Executive Officer and Chief Financial Officer, respectively. The judge found in favor of the defendants on a number of their counterclaims, although not on the issue of patent infringement, which was decided in favor of OSL.

     In February 1997, prior to the determination of any costs or damages, the Company and the other parties to the foregoing litigations entered into a settlement agreement (the "Settlement Agreement") providing for, among other things (i) a mutual release among the parties, including a release from any further amounts owed under the patent license agreement or Purchase and Supply Agreement, and the termination of all pending litigation, (ii) the replacement of the patent license agreement with a new, fully paid-up, non-exclusive patent license that did not limit OSL's ability to sell contact lenses to other contact lens manufacturers, (iii) the grant by OSL to AVCL and the Patent Owners of a royalty-free, non-exclusive license to any OSL proprietary information that was in their possession as of the commencement of the lawsuits in May 1994, (iv) the termination of the Purchase and Supply Agreement, including the elimination of the restriction on the Company's ability to sell contact lenses in the United Kingdom (with the payment of a royalty in certain limited circumstances) and the elimination of the restriction on AVCL's ability to sell contact lenses in North and South America, (v) the placement of the Company's shares owned by the Patent Owners in a voting trust, which trust is to expire upon the effectiveness of this offering and (vi) certain priority registration rights for the Patent Owners in connection with public offerings of the Company, including this offering. The Settlement Agreement also provided for the payment of $10 million by the Company, of which $3.3 million (net of withholding) was paid on the date of the Settlement Agreement and the remaining $6.7 million is to be paid upon the closing of the Company's initial public offering. See Note 14 of Notes to Consolidated Financial Statements.

ALLERGAN/AMERICAN HYDRON ACQUISITION; GALEN FINANCING

     In October 1992, the Company acquired the North and South American contact lens business of Allergan Optical, Inc., which had been operating under the name American Hydron, for $24.5 million. Allergan Optical, Inc. was a wholly-owned subsidiary of Allergan, Inc. (together referred to as "Allergan"). The American Hydron acquisition and related working capital requirements were financed by the issuance of (i) a senior secured note in the amount of $7.0 million to Allergan,
(ii) senior subordinated notes in the aggregate principal amount of $16.3 million, $13.8 million of which was issued to Allergan and $2.5 million of which was issued to Galen Partners, L.P. and Galen Partners International L.P. (together, the "Galen Group"), (iii) 118,168 shares of Series A Preferred Stock (valued at $8.46 per share, for an aggregate value of approximately $1.0 million) to Allergan, (iv) 3,403,192 shares of Common Stock at $1.47 per share, for an aggregate price of approximately $5.0 million, to the Galen Group and (v) warrants to purchase an aggregate of 3,492,688 shares of Common Stock at an exercise price of $0.00125 per share, 2,957,000 of which were issued to Allergan and 535,688 of which were issued to the Galen Group. The senior secured note was repaid from bank borrowings in 1993 and the senior subordinated notes were repaid from bank borrowings in October 1996. In December 1994, Allergan and the Galen Group exercised their warrants to purchase 2,467,456 and 356,936 shares of Common Stock, respectively. Effective December 31, 1996, the remaining warrants were canceled pursuant to their terms because the Company had met certain financial milestones.

     In connection with the American Hydron acquisition, the Company entered into a Shareholders' Agreement that provided each of Allergan and the Galen Group with the right to appoint one person to the Board, which positions are currently filled by Messrs. Tunney and Grant, respectively. The Shareholders' Agreement also placed certain restrictions on the ability of the signatories thereto to transfer their shares. Such rights and restrictions will expire on consummation of this offering. The Company also entered into a registration rights agreement providing the Company's then current shareholders, including John D. Fruth, Allergan, the Galen Group and the Galleys, with certain registration rights. See "Description of Capital Stock -- Registration Rights."

PAYMENTS TO DIRECTOR


     Fruth & Anthony, a law firm in which Terence M. Fruth, a director of the Company and the brother of John D. Fruth, the President of the Company, is a partner, has provided legal services to the Company since its formation. The Company made payments of $399,834 in 1994, $309,253 in 1995, $283,945 in 1996
and $58,470 in the first six months of 1997 to Fruth & Anthony for such legal services.

LOANS FROM MR. FRUTH

     From July 1986 to March 1990, John D. Fruth loaned the Company a total of $2.9 million to meet certain short-term operating cash requirements. In October 1992, in connection with the American Hydron acquisition, Mr. Fruth was issued a junior subordinated promissory note in the principal amount of $2.9 million to evidence the outstanding principal and interest on such loans (the "Fruth Note"). The Fruth Note bears interest at the prime rate plus 3%. The Fruth Note was further subordinated in connection with the Company's borrowings under the Comerica Credit Agreement in October 1996. In June 1997, the Fruth Note was amended to provide, among other things, that all principal and unpaid interest is payable on the earlier of November 1, 1997 or the consummation by the Company of a public offering in which it receives net proceeds of at least $37.0 million. The Company expects to repay the Fruth Note with a portion of the proceeds of this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of June 30, 1997 and as adjusted to reflect the sale of the shares offered hereby, assuming no exercise of the Underwriters' overallotment option, by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder.

                                              SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                                     OWNED AFTER
                                                  OFFERING(1)                                       OFFERING(1)
    5% STOCKHOLDERS, DIRECTORS AND NAMED      --------------------          NUMBER OF           --------------------
             EXECUTIVE OFFICERS                 NUMBER     PERCENT     SHARES BEING OFFERED       NUMBER     PERCENT
--------------------------------------------  -----------  -------     --------------------     ----------   -------
John D. Fruth(2)............................    8,314,576    45.9%             741,591           7,572,985     34.9%
Galen Partners, L.P. and affiliates(3)......    3,771,138    22.4              350,000           3,421,138     16.7
William R. Grant(4).........................    3,771,138    22.4              350,000           3,421,138     16.7
Allergan, Inc.(5)...........................    2,783,792    16.5              475,201           2,308,591     11.3
Francis R. Tunney, Jr.(6)...................    2,783,978    16.5              475,201           2,308,777     11.3
Anthony D. Galley(7)........................    1,312,480     7.8            1,312,480                  --        *
Geoffrey H. Galley(8).......................    1,225,744     7.3            1,225,744                  --        *
Terence M. Fruth............................      104,970       *                   --             104,970        *
Edgar J. Cummins............................       10,948       *                   --              10,948        *
Daniel J. Kunst(9)..........................       49,886       *                   --              49,886        *
Gregory E. Lichtwardt(10)...................       96,000       *                   --              96,000        *
John Lilley(11).............................        8,000       *                   --               8,000        *
All directors and executive officers as a
  group
  (8 persons)(12)...........................   15,139,496    82.9            1,566,792          13,572,704     62.1
  OTHER SELLING STOCKHOLDERS
Ronald E. Hansman(13).......................      320,000     2.0               36,894             283,106      1.3
Barrie Bevis................................       86,400       *               86,400                  --        *
Albert H. Morland...........................       86,400       *               86,400                  --        *
Ivor Atkinson...............................       43,200       *               43,200                  --        *
Anita Hall(14)..............................       32,000       *                3,690              28,310        *

---------------

  *  Less than 1% of the Company's outstanding Common Stock

 (1) Percentage ownership is based on 16,826,326 shares outstanding as of June 30, 1997 and 20,426,326 shares outstanding after the offering. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


 (2) Includes 1,280,000 shares of Common Stock that may be acquired upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of June 30, 1997. The Company expects that Mr. Fruth will exercise such options prior to the consummation of this offering. Assuming exercise of the overallotment option in full, the number of shares being offered by Mr. Fruth will be increased by 258,409 shares and the number of shares beneficially owned by Mr. Fruth after the offering will be reduced to 33.7% of the shares outstanding.



 (3) Represents 3,409,184 shares held of record by Galen Partners, L.P., 350,944 shares held of record by Galen Partners International, L.P., and 11,010 shares held of record by Galen Associates. William R. Grant (a director of the Company), Bruce F. Wesson and Rebound Investments, Inc. are the general partners of BBW Partners, L.P., the general partner of Galen Partners, L.P. and Galen Partners International, L.P. and thus may be deemed to have voting and investment power with respect to these shares. The address is for these individuals and entities is c/o Galen Associates, 610 Fifth Avenue, New York, New York 10020. Assuming exercise of the overallotment option in full, the number of shares being offered by Galen Partners, L.P. and its affiliates will be increased by an aggregate of 456,069 shares and the number of shares beneficially owned by Galen Partners, L.P. and its affiliates after the offering will be reduced to 14.5% of the shares outstanding.



 (4) Represents 3,771,138 shares held of record and the 350,000 shares being offered by Galen Partners, L.P. and its affiliates. See Note (3).


 (5) Represents 2,783,792 shares held of record by Allergan, Inc. Does not include 186 shares held of record by Francis R. Tunney, Jr. Mr. Tunney, a director of the Company, is the General Counsel of Allergan, Inc. Also does not include 1,992,624 shares held of record by Francis R. Tunney, Jr. as trustee of a voting trust, including the 1,225,744 shares owned beneficially by Geoffrey H. Galley and 550,880 shares owned by his son, Anthony D. Galley, because the voting trust terminates upon the effectiveness of this offering. Allergan's address is 2525 Dupont Drive, Irvine, California 92612. Assuming exercise of the overallotment option in full, the number of shares being offered by Allergan, Inc. will be increased by 330,868 shares and the number of shares beneficially owned by Allergan after the offering will be reduced to 9.7% of the shares outstanding.



 (6) Represents 2,783,792 shares held of record and the 475,201 shares being offered by Allergan, Inc. and 186 shares held of record by Francis R. Tunney, Jr. See Note (5).



 (7) Represents 550,880 shares held of record and being offered by Anthony D. Galley and 761,600 shares held of record and being offered by Geoffrey H. Galley over which Anthony D. Galley has power of attorney including the right to vote such shares. Anthony D. Galley's address is Beacon Wey, The Hangers, Bishops Waltham, Hampshire SO32 1FZ, England.



 (8) Represents shares of Common Stock held of record and being offered by Geoffrey H. Galley. Does not include 550,880 shares held of record and being offered by Anthony D. Galley, Geoffrey Galley's son. Geoffrey H. Galley's address is Red Lodge, The Close, Totteridge, London N20 8PJ, England.


 (9) Includes 40,000 shares of Common Stock that may be acquired upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of June 30, 1997.

(10) Represents shares of Common Stock that may be acquired upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of June 30, 1997.

(11) Represents shares of Common Stock that may be acquired upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of June 30, 1997.

(12) Includes 1,424,000 shares of Common Stock that may be acquired upon exercise of stock options exercisable within 60 days of June 30, 1997.


(13) Assuming exercise of the overallotment option in full, the number of shares being offered by Mr. Hansman will be increased by 31,505 shares and the number of shares beneficially owned by Mr. Hansman after the offering will be reduced to 1.2 % of the shares outstanding.



(14) Assuming exercise of the overallotment option in full, the number of shares being offered by Ms. Hall will be increased by 3,149 shares and the number of shares owned by Ms. Hall after the offering will be reduced to 25,161 shares.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 80,000,000 shares of Common Stock, $0.001 par value, and 4,000,000 shares of Preferred Stock, par value $0.001. As of June 30, 1997, and assuming the conversion of all outstanding Preferred Stock into Common Stock, there were outstanding 16,826,326 shares of Common Stock held of record by approximately 50 stockholders, and options to purchase 3,079,694 shares of Common Stock.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK

     Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, each outstanding share of Preferred Stock (the "Convertible Preferred") will be converted into two shares of Common Stock. See Note 9 of Notes to Consolidated Financial Statements for a description of the Convertible Preferred. Pursuant to the Company's Certificate of Incorporation, the Board is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     Following this offering, the holders of approximately 12,323,120 shares of Common Stock (the "Registrable Securities") will have certain rights to register those shares under the Securities Act. The holders of Registrable Securities have agreed that they will not exercise any right with respect to any such registrations for a period ending 180 days after the effective date of the Registration Statement for this offering without the prior written consent of Morgan Stanley & Co. Incorporated. Thereafter, if requested by the holders of at least 10% of the Registrable Securities, the Company must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by all holders of such Registrable Securities, provided such offering represents at least 20% of the Registrable Securities then outstanding. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances. The Company may be required to effect up to three such registrations, plus one additional such registration for each registration that does not include all holders' Registrable Securities requested to be included. All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company. These demand registration rights expire October 30, 2002.

     In addition, if the Company proposes to register any of its securities under the Securities Act, whether or not for sale for its own account, other than in connection with a Company employee benefit plan or a corporate reorganization, the holders of Registrable Securities are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances. All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company. These registration rights expire October 30, 2002.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company. The Transfer Agent's telephone number is (212) 936-5100.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder or
(iv) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "Risk Factors -- Certain Anti-Takeover Provisions."

LISTING

     The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "OCLR," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

     In addition to the 7,200,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' overallotment option), as of the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date"), there will be 13,226,326 shares of Common Stock outstanding, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act. Of the Restricted Shares, an aggregate of 13,222,166 shares of Common Stock will be eligible for sale in the public market subject to Rule 144 and Rule 701 under the Securities Act after expiration of a contractual lock-up beginning 180 days after the date of the Prospectus, unless earlier released, in whole or in part, by Morgan Stanley & Co. Incorporated. Of these shares, an aggregate of 12,148,704 shares are held by "affiliates" of the Company and accordingly will be subject to certain volume and resale restrictions set forth in Rule 144. In addition, an aggregate of 2,660 shares of Common Stock will become eligible for resale in the public market upon expiration of a one-year holding period, subject to certain volume and resale restrictions set forth in Rule 144, in the first quarter of 1998. Sales of a substantial number of Restricted Shares in the public market following this offering could adversely affect the market price of the Common Stock and the ability of the Company to raise equity capital in the future.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 204,263 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this offering.

     Rule 701 permits resales of shares in reliance upon Rule 144, but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of, or consultant to, the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

     Immediately after this offering, the Company intends to file a registration statement under the Securities Act covering 5,658,988 shares of Common Stock reserved for issuance under the Company's stock option plans. Shares of Common Stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to lock-up agreements. At June 30, 1997, options to purchase 3,079,694 shares of Common Stock were outstanding. Beginning 180 days after the Effective Date, shares issuable upon the exercise of vested options will be eligible for sale, if such options are exercised. See
"Management -- Director Compensation" and "Management -- Employee Benefit
Plans."

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated as of the date hereof, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Cowen & Company are serving as Representatives (the "Representatives"), have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them severally, the respective numbers of shares of Common Stock set forth opposite their names below:

                                                                            NUMBER OF
                                      NAME                                   SHARES
        ----------------------------------------------------------------    ---------
        Morgan Stanley & Co. Incorporated...............................
        Bear, Stearns & Co. Inc.........................................
        Cowen & Company.................................................
                                                                            ---------
                  Total.................................................    7,200,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than the shares covered by the overallotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the initial public offering price. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $          per share to other Underwriters or to certain other
dealers. After the initial offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, certain of the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,080,000 additional shares of Common Stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering overallotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby to the Underwriters.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers, directors, stockholders and option holders of the Company have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, except under certain circumstances.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Underwriters have reserved for sale, at the initial public offering price, up to five percent of the Common Stock offered hereby for employees and directors of the Company and certain others who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule filed therewith. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedule filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             OCULAR SCIENCES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report........................................................     F-2
Consolidated Balance Sheets.........................................................     F-3
Consolidated Statements of Income...................................................     F-4
Consolidated Statements of Stockholders' Equity.....................................     F-5
Consolidated Statements of Cash Flows...............................................     F-6
Notes to Consolidated Financial Statements..........................................     F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ocular Sciences, Inc.

     We have audited the accompanying consolidated balance sheets of Ocular Sciences, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocular Sciences, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

February 14, 1997, except as to Notes 1 and 16, of the notes to Consolidated Financial Statements which are as of July 14, 1997
San Francisco, California

                             OCULAR SCIENCES, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                                                   UNAUDITED
                                                                                                   PRO FORMA
                                                                                                  STOCKHOLDERS'
                                                                     DECEMBER 31,                    EQUITY
                                                                   -----------------   JUNE 30,     JUNE 30,
                                                                    1995      1996       1997         1997
                                                                   -------   -------   --------   ------------
                                                                                             (UNAUDITED)
Current Assets:
  Cash and cash equivalents......................................  $ 3,025   $ 3,795   $  4,018
  Restricted cash................................................    2,321     1,746        455
  Accounts receivable, less allowance for sales returns and
     doubtful accounts of $1,930, $1,451 and $1,185 for 1995,
     1996 and 1997, respectively.................................   11,722    16,022     14,330
  Inventories....................................................   12,581    12,956     13,615
  Loans to officers and employees................................       --        --        900
  Other current assets...........................................    1,519     1,746      2,555
                                                                   -------   -------    -------
          Total Current Assets...................................   31,168    36,265     35,873
  Property and equipment, net....................................   18,192    26,462     29,614
  Intangible assets, net.........................................    1,401       683      8,827
  Other assets...................................................      113        93         95
                                                                   -------   -------    -------
          Total Assets...........................................  $50,874   $63,503   $ 74,409
                                                                   =======   =======    =======
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...............................................  $ 4,819   $ 4,006   $  3,501
  Accrued liabilities............................................    6,868     8,578      7,992
  Accrued liabilities to related parties.........................       --        --      6,667
  Accrued cooperative merchandise allowances.....................      496     2,194      3,067
  Current portion of long-term debt..............................    1,716     4,273      5,411
  Current portion of related-party debt..........................    2,868        --      2,895
  Current deferred taxes.........................................      462     1,155      1,147
  Income and other taxes payable.................................    2,026       941      1,236
                                                                   -------   -------    -------
          Total Current Liabilities..............................   19,255    21,147     31,916
Long-term debt, less current portion.............................    2,258    15,572     12,006
Long-term related-party debt, less current portion...............   16,069     2,895         --
                                                                   -------   -------    -------
          Total Liabilities......................................   37,582    39,614     43,922
                                                                   -------   -------    -------
Commitments, contingencies and subsequent events
Stockholders' Equity:
  Preferred Stock, $0.001 par value; 4,000,000 shares authorized:
     118,168 shares issued and outstanding for 1995, 1996 and
     1997; none pro forma........................................        1         1          1     $     --
  Common Stock, $0.001 par value; 80,000,000 shares authorized;
     15,854,864, 16,539,570, and 16,589,990 shares issued and
     outstanding for 1995, 1996 and 1997, respectively;
     16,826,326 pro forma........................................       16        16         16           16
  Additional paid-in capital.....................................    7,859     8,360      8,457        8,458
  Retained earnings..............................................    5,486    15,580     22,299       22,299
  Cumulative translation adjustment..............................      (70)      (68)      (286)        (286)
                                                                   -------   -------    -------      -------
          Total Stockholders' Equity.............................   13,292    23,889     30,487     $ 30,487
                                                                   -------   -------    -------      -------
          Total Liabilities and Stockholders' Equity.............  $50,874   $63,503   $ 74,409
                                                                   =======   =======    =======

          See accompanying notes to consolidated financial statements.

                             OCULAR SCIENCES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                  JUNE 30,
                                         -----------------------------------     -----------------------
                                          1994        1995          1996          1996          1997
                                         -------     -------     -----------     -------     -----------
                                                                                       (UNAUDITED)
Net sales..............................  $48,503     $68,087     $    90,509     $38,850     $    52,969
Cost of sales..........................   22,553      26,820          36,553      15,927          20,420
                                         -------     -------       ---------     -------       ---------
     Gross profit......................   25,950      41,267          53,956      22,923          32,549
Selling and marketing expenses.........    6,405      11,728          18,101       8,241          11,972
General and administrative expenses....   11,087      14,287          18,420       8,813          10,075
                                         -------     -------       ---------     -------       ---------
     Income from operations............    8,458      15,252          17,435       5,869          10,502
Interest expense.......................   (3,128)     (3,024)         (3,216)     (1,556)           (949)
Interest income........................      123         280             132          69              67
Other (expense) income, net............     (416)        151            (186)        156              37
                                         -------     -------       ---------     -------       ---------
     Income before taxes...............    5,037      12,659          14,165       4,538           9,657
Income taxes...........................       --      (3,869)         (3,989)     (1,278)         (2,897)
                                         -------     -------       ---------     -------       ---------
     Net income........................    5,037       8,790          10,176       3,260           6,760
Preferred stock dividends..............      (82)        (82)            (82)        (41)            (41)
                                         -------     -------       ---------     -------       ---------
     Net income applicable to common
       stockholders....................  $ 4,955     $ 8,708     $    10,094     $ 3,219     $     6,719
                                         =======     =======       =========     =======       =========
Pro forma net income per share data:
  Pro forma net income per share.......                          $      0.52                 $      0.35
                                                                   =========                   =========
  Pro forma weighted average common and
     common equivalent shares
     outstanding.......................                           19,526,985                  19,553,651
                                                                   =========                   =========
  Supplementary pro forma net income
     per share.........................                          $      0.61                 $      0.36
                                                                   =========                   =========

          See accompanying notes to consolidated financial statements.

                             OCULAR SCIENCES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          RETAINED
                                  PREFERRED STOCK       COMMON STOCK       ADDITIONAL     EARNINGS     CUMULATIVE       TOTAL
                                  ----------------   -------------------    PAID-IN     (ACCUMULATED   TRANSLATION   STOCKHOLDERS'
                                  SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT)     ADJUSTMENT       EQUITY
                                  -------   ------   ----------   ------   ----------   ------------   -----------   ------------
Balances as of December 31,
  1993..........................  118,168     $1     12,821,112    $ 13      $7,760       $ (8,177)       $  --        $   (403)
  Exercise of employee stock
    options.....................       --     --          8,320      --           3             --           --               3
  Conversion of warrants to
    common stock................       --     --      2,904,392       3           1                          --               4
  Net income....................       --     --             --      --          --          5,037           --           5,037
  Preferred stock dividends.....       --     --             --      --          --            (82)          --             (82)
  Cumulative translation
    adjustment..................       --     --             --      --          --             --         (112)           (112)
                                              --
                                  -------            ----------    ----      ------       --------        -----        --------
Balances as of December 31,
  1994..........................  118,168      1     15,733,824      16       7,764         (3,222)        (112)          4,447
  Exercise of employee stock
    options.....................       --     --         85,136      --          42             --           --              42
  Directors' compensation.......       --     --         35,904      --          53             --           --              53
  Net income....................       --     --             --      --          --          8,790           --           8,790
  Preferred stock dividends.....       --     --             --      --          --            (82)          --             (82)
  Cumulative translation
    adjustment..................       --     --             --      --          --             --           42              42
                                              --
                                  -------            ----------    ----      ------       --------        -----        --------
Balances as of December 31,
  1995..........................  118,168      1     15,854,864      16       7,859          5,486          (70)         13,292
  Exercise of employee stock
    options.....................       --     --        679,140      --         200             --           --             200
  Directors' compensation.......       --     --          5,566      --          28             --           --              28
  Income tax benefits from stock
    options exercised...........       --     --             --      --         273             --           --             273
  Net income....................       --     --             --      --          --         10,176           --          10,176
  Preferred stock dividends.....       --     --             --      --          --            (82)          --             (82)
  Cumulative translation
    adjustment..................       --     --             --      --          --             --            2               2
                                              --
                                  -------            ----------    ----      ------       --------        -----        --------
Balances as of December 31,
  1996..........................  118,168     $1     16,539,570    $ 16      $8,360       $ 15,580        $ (68)       $ 23,889
  Exercise of employee stock
    options (unaudited).........       --     --         47,760      --          75             --           --              75
  Directors' compensation.......       --     --          2,660      --          22             --           --              22
  Net income (unaudited)........       --     --             --      --          --          6,760           --           6,760
  Preferred stock dividends
    (unaudited).................       --     --             --      --          --            (41)          --             (41)
  Cumulative translation
    adjustment (unaudited)......       --     --             --      --          --             --         (218)           (218)
                                              --
                                  -------            ----------    ----      ------       --------        -----        --------
Balances as of June 30, 1997
  (unaudited)...................  118,168     $1     16,589,990    $ 16      $8,457       $ 22,299        $(286)       $ 30,487
                                  =======     ==     ==========    ====      ======       ========        =====        ========

          See accompanying notes to consolidated financial statements.

                             OCULAR SCIENCES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        SIX MONTHS
                                                                                           ENDED
                                                        YEAR ENDED DECEMBER 31,          JUNE 30,
                                                      ----------------------------   -----------------
                                                       1994      1995       1996      1996      1997
                                                      ------   --------   --------   -------   -------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income........................................  $5,037   $  8,790   $ 10,176   $ 3,260   $ 6,760
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization..................   2,137      2,578      4,904     1,963     3,525
     Allowances for sales returns and doubtful
       accounts.....................................     813        311        193       365       496
     Provision for excess and obsolete inventory....     240        475        605       136       562
     Provision for damaged and scrap products.......      --         --        548       234       397
     (Gain)/loss on sale of property and
       equipment....................................     114         28        (35)       --        --
     Exchange loss (gain)...........................      48         37        (49)     (164)      (59)
     Deferred income taxes..........................    (656)     1,353        932        --        --
  Changes in operating assets and liabilities:
     Accounts receivable............................    (837)    (5,942)    (4,339)      833     1,141
     Inventories....................................   2,395     (3,005)    (1,259)   (2,152)   (1,704)
     Income and other taxes payable.................     428      1,333     (1,024)     (313)      300
     Other current and non-current assets...........     324     (1,115)      (164)   (1,166)   (1,737)
     Accounts payable...............................    (994)     2,759       (973)   (1,222)     (481)
     Accrued liabilities............................     924      1,915      3,183     1,313     1,459
                                                      ------     ------   --------   -------   -------
          Net cash provided by operating
            activities..............................   9,973      9,517     12,698     3,087    10,659
                                                      ------     ------   --------   -------   -------
Cash flows from investing activities:
  Purchase of property and equipment................  (2,153)   (13,558)   (12,256)   (7,273)   (6,022)
  Purchase of marketing rights and license
     agreement......................................      --         --         --        --    (3,333)
  Proceeds from liquidation of property and
     equipment......................................      60          7         55        --        --
  (Deposits to)/payments from restricted cash.......      --     (2,321)       730       761     1,228
                                                      ------     ------   --------   -------   -------
          Net cash used in investing activities.....  (2,093)   (15,872)   (11,471)   (6,512)   (8,127)
                                                      ------     ------   --------   -------   -------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..........      95      1,637     19,343     3,270     5,731
  Repayment of long-term debt.......................  (2,134)    (1,702)   (19,805)     (914)   (8,197)
  Preferred stock dividends.........................      --       (247)       (82)      (41)      (41)
  Proceeds from issuance of common stock............       7         95        228       211        97
                                                      ------     ------   --------   -------   -------
          Net cash (used in) provided by financing
            activities..............................  (2,032)      (217)      (316)    2,526    (2,410)
                                                      ------     ------   --------   -------   -------
Effect of exchange rate changes on cash and cash
  equivalents.......................................      17        (42)      (141)       69       101
                                                      ------     ------   --------   -------   -------
Net increase (decrease) in cash and cash
  equivalents.......................................   5,865     (6,614)       770      (830)      223
Cash and cash equivalents at beginning of year......   3,774      9,639      3,025     3,025     3,795
                                                      ------     ------   --------   -------   -------
Cash and cash equivalents at end of year............  $9,639   $  3,025   $  3,795   $ 2,195     4,018
                                                      ======     ======   ========   =======   =======
Supplemental cash flow disclosures:
  Cash paid (received) during the year for:
     Interest.......................................  $3,284   $  3,021   $  3,561   $ 1,487   $   886
     Income taxes...................................  $ (490)  $  1,188   $  3,393   $ 1,586   $ 2,605

          See accompanying notes to consolidated financial statements.

                             OCULAR SCIENCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

NOTE 1. NATURE OF BUSINESS

FORMATION AND BUSINESS OF THE COMPANY

     O.S.I. Corporation was incorporated in California in 1985. The Company is engaged in the design, manufacture and distribution of contact lenses and conducts business under the name of Ocular Sciences/American Hydron.

     On May 12, 1997, the Company's Board of Directors approved a reincorporation into the state of Delaware. The Board of Directors also approved a change in the Company's name to Ocular Sciences, Inc. (the "Company") and authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock in a proposed initial public offering. In connection with the reincorporation, the stockholders of the Company approved a two-for-one stock split and increased its authorized common stock to 80,000,000. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reincorporation and the stock split.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Ocular Sciences Ltd. ("OSL") (formerly Precision Lens Laboratories Ltd.), O.S.I. Puerto Rico Corporation, O.S.I. Canada Corporation and Ocular Sciences Hungary. All significant intercompany balances and transactions have been eliminated in consolidation.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

  Cash and Cash Equivalents

     The Company considers all highly liquid cash investments, primarily consisting of money market funds, with an original maturity of three months or less to be cash equivalents.

  Restricted Cash

     Restricted cash consists of cash held in an escrow account for payment of various commitments of the Company's United Kingdom subsidiary. The largest component of restricted cash as of December 31, 1995 and 1996 related to royalties due under a molding patent license for which the Company was in litigation with the patent owners. The royalties related to liabilities that were recorded and charged to expense in 1994 and 1995. The Company settled the litigation with the patent holders in February 1997 (see Notes 12 and 14). The restricted cash balance as of June 30, 1997 related to cash held in escrow for the construction and rent of the Company's United Kingdom facility.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

  Inventories

     Inventories are recorded at the lower of cost (first-in, first-out method) or market. Cost includes material, labor and applicable factory overhead. Provision for potentially obsolete or slow moving inventory is made based upon management's analysis of inventory levels and forecasted sales.

  Revenue Recognition

     The Company recognizes sales upon shipment of products to its customers. Allowances for sales returns are accrued at the time sales are recognized.

  Cooperative Merchandise Allowances

     The Company offers a cooperative merchandise program to certain of its customers whereby the Company reimburses these customers for items such as advertising, displays and mailings that are intended to encourage the fitting and wearing of the Company's disposable lenses. The Company records the provisions for cooperative merchandising at the time of sale to the customers and as a component of selling and marketing expense.

  Foreign Currencies

     During the quarter ended December 31, 1994, the functional currencies of the Company's United Kingdom and Canadian subsidiaries were changed from the U.S. dollar to the respective local currencies, reflecting the fact that the local currencies are the currencies in which the subsidiaries primarily generate and expend cash.

     As a result of this change, the subsidiaries translate all asset and liability accounts at current exchange rates in effect at the balance sheet date and statement of income accounts at average exchange rates during the period. Translation adjustments arising from differences in exchange rates from period to period are included in the financial statements as a separate component of stockholders' equity.

  Concentration of Credit Risk

     The Company sells its products to a diverse group of ophthalmologists, optometrists, optical retailers and optical product distributors, and therefore the concentration of credit risk with respect to receivables is limited due to the large number and diversity of customers across broad geographic areas. Accounts receivable from customers are uncollateralized. As of December 31, 1995, approximately 11% of accounts receivable and 8% of consolidated net sales were concentrated in one customer, while, as of December 31, 1996, approximately 22% of accounts receivable and 12% of consolidated net sales were concentrated in two customers and, as of June 30, 1997, approximately 14% of accounts receivable and 8% of consolidated net sales were concentrated in one customer. To reduce credit risk, the Company performs ongoing credit evaluations of its significant customers' respective financial conditions. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

  Property and Equipment

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the respective estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the respective lease terms or the respective estimated useful lives of the assets.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

  Long-Lived Assets, Including Intangible Assets

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," as of January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS No. 121 did not have an impact on the Company's consolidated financial position, results of operations or liquidity.

     Marketing rights, trademarks, licenses, and covenants not to compete are carried at cost less accumulated amortization, which is calculated on a straight-line basis over the estimated useful lives of the respective assets, which are typically five to ten years. Goodwill, which represents the excess of purchase price over fair value of the tangible and intangible assets acquired, is amortized on a straight-line basis over five years.

  Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based on enacted tax laws and statutory tax rates expected to apply in the periods in which the differences are expected to affect taxable income.

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Provision has been made for income taxes on unremitted earnings of subsidiaries, except in cases in which earnings of foreign subsidiaries are deemed to be permanently invested.

  Stock-Based Compensation

     The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and has elected to continue to account for stock-based compensation using methods prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

     The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock and additional paid-in capital. The Company realizes an income tax benefit from the exercise and early disposition of certain stock options and the exercise of other stock options. The benefit results in a decrease in current income taxes payable and an increase in common stock.

  Reclassifications

     Certain reclassifications were made to the 1994 and 1995 consolidated financial statements to conform to the 1996 presentation.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

  Unaudited Interim Consolidated Financial Information

     The unaudited interim consolidated financial information as of June 30, 1997 and for the three months ended June 30, 1996 and 1997 has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

  Unaudited Pro Forma Stockholders' Equity

     The unaudited pro forma stockholders' equity section assumes the conversion of all outstanding shares of Series A preferred stock into 236,336 shares of the Company's common stock upon the closing of the Company's anticipated initial public offering.

  Pro Forma Net Income Per Share

     Pro forma net income per share is computed based on the weighted average number of common shares and common equivalent shares outstanding during the period. Common equivalent shares include convertible preferred shares and the conversion of stock options using the treasury stock method. The conversion of the shares of Series A Preferred Stock into 236,336 shares of common stock is included in the pro forma computation for all periods presented. In accordance with Securities and Exchange Commission Staff Accounting Bulletins and staff policy, pro forma net income per share includes all common and common equivalent shares granted or issued within 12 months of the offering date as if they were outstanding for all periods presented, even if antidilutive, using the treasury stock method and the anticipated initial public offering price. Historical net income per share has not been presented since such amounts are not deemed meaningful due to the change in the Company's capital structure that will occur in connection with the Company's anticipated initial public offering.

  Supplementary Net Income Per Share

     Supplementary net income per share is computed as if the June 30, 1997 debt balances outstanding of $13,501,000 under the Company's Credit Agreement and $2,895,000 under a long-term subordinated note payable due to a stockholder had been paid at the beginning of the period or the date of issuance, if later, resulting in the elimination of $2,741,000 and $865,000 in interest expense for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

  New Accounting Standard

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which will be effective for financial statements for periods ending after December 15, 1997, including interim periods, and establishes standards for computing and presenting earnings per share. Earlier application is not permitted. In its consolidated financial statements for the year ending December 31, 1997, the Company will make the required disclosures of basic and diluted earnings per share and provide a reconciliation of the numerator and denominator of its basic and diluted earnings per share computations. All prior period earnings per share data will be restated by the Company upon adoption of SFAS 128. The Company expects that basic earnings per share of the Company will be greater than primary earnings per share and diluted earnings per share will be substantially similar to the pro forma net income per share disclosed herein.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

NOTE 3. INVENTORIES

     Inventories consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------     JUNE 30,
                                                             1995        1996         1997
                                                            -------     -------     ---------
    Raw materials.........................................  $ 1,950     $ 1,845      $ 1,955
    Work in process.......................................      950       1,535        1,298
    Finished goods........................................    9,681       9,576       10,362
                                                            -------     -------      -------
                                                            $12,581     $12,956       13,615
                                                            =======     =======      =======

NOTE 4. PROPERTY AND EQUIPMENT, NET

     Property and equipment net, consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                           -------------------     JUNE 30,
                                                            1995        1996         1997
                                                           -------     -------     ---------
    Equipment and machinery..............................  $ 9,940     $18,247     $  21,672
    Furniture and fixtures...............................      817       1,870         2,194
    Vehicles.............................................      297         297           254
    Building and leasehold improvements..................    3,006       8,911         9,343
    Construction in progress.............................   10,013       6,668         8,508
                                                           -------     -------      --------
                                                            24,073      35,993        41,971
    Less accumulated depreciation and amortization.......   (5,881)     (9,531)      (12,357)
                                                           -------     -------      --------
                                                           $18,192     $26,462     $  29,614
                                                           =======     =======      ========

NOTE 5. INTANGIBLE ASSETS, NET

     Intangible assets, net consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------     JUNE 30,
                                                             1995        1996         1997
                                                            -------     -------     ---------
    Marketing rights, trademarks, licenses and covenants
      not to compete......................................  $ 1,483     $ 1,475      $10,271
    Goodwill..............................................    2,094       2,094        2,094
                                                            -------     -------      -------
                                                              3,577       3,569       12,365
    Less accumulated amortization.........................   (2,176)     (2,886)      (3,538)
                                                            -------     -------      -------
                                                            $ 1,401     $   683      $ 8,827
                                                            =======     =======      =======

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

NOTE 6. LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------     JUNE 30,
                                                             1995        1996         1997
                                                            -------     -------     ---------
    Revolving line of credit to a bank, due October 31,
      1999, bearing interest at the bank's Eurodollar rate
      plus 2.75%..........................................  $    --     $ 7,474      $ 5,501
    Term loan to a bank, principal payments due quarterly
      from January 31, 1997 through October 31, 1998,
      bearing interest at the bank's Eurodollar rate plus
      2.75%...............................................       --      10,000        8,000
    Senior note payable to a bank, due serially until June
      1997, bearing interest at prime plus  3/4%..........    2,250          --           --
    Note payable to Banco Bilbao Vizcaya Puerto Rico, due
      the earlier of December 1997 or upon closing of
      permanent financing, bearing interest at the bank's
      rate plus 2%........................................      834       1,069        1,973
    Capital lease obligations, bearing an effective
      interest rate of 8.763%, 10.5% and 10.5%,
      respectively, for 1995, 1996 and 1997, secured by
      certain equipment...................................      778       1,248        1,918
    Other.................................................      112          54           25
                                                            -------     -------      -------
              Total long-term debt........................    3,974      19,845       17,417
    Less current portion of long-term debt................   (1,716)     (4,273)      (5,411)
                                                            -------     -------      -------
                                                            $ 2,258     $15,572      $12,006
                                                            =======     =======      =======

     On October 30, 1996, the Company executed a commercial lending facility (the "Agreement") with a major commercial bank. The Agreement provides for a term loan and a revolving line of credit, the proceeds of which were used to retire the Company's pre-existing line of credit.

     The revolving line of credit is available up to the lesser of $17,000,000 or 80% of the Company's eligible accounts receivable plus 50% of the Company's net inventory, inclusive of an amount of up to $3,000,000 for letters of credit. The outstanding balance of this line of credit is due in full on October 31, 1999. However, the Company may elect to prepay the principal due under the revolving line of credit, or the term loan, for a 2% fee on the prepayment amount if prepaid by October 31, 1997 or a 1% fee thereafter, provided that only the prepayments under the line of credit may be reborrowed.

     The term loan in the amount of $10,000,000 is payable in eight quarterly installments beginning January 31, 1997, $1,000,000 each quarter in 1997 and $1,500,000 each quarter in 1998. In addition to the foregoing payments, the term loan must be repaid with cash proceeds, if applicable, from the Company's sale of its assets, issuance of its equity (less all placement fees and underwriting expenses) or subordinated debt, and other extraordinary receipts from litigation settlement, key man life insurance or tax refunds.

     The Agreement provides the Company with two interest rate options -- interest at 0.25% to 0.75% above the bank's base rate or at 2.25% to 2.75% above the rate at which deposits in eurodollars are offered to the bank by other prime banks in the eurodollar market, with the percentages varying based on certain leverage ratios. The effective interest rates on the Agreement as of December 31, 1996 and June 30, 1997 were 8.125% and 8.1875%, respectively. The Company pays commitment fees of 0.375% on the unused amount of the revolving line of credit. There are no commitment fees on the term loan. As of December 31, 1996 and June 30, 1997, the uncommitted line of credit under the Agreement was $9,400,000 and $11,400,000, respectively, with no amounts outstanding under the letters of credit. The Agreement is secured by the Company's accounts receivable, inventory, equipment, loans and notes receivable, and general intangibles provided that the collateral must not include more than 65% of any class of equity securities of any foreign

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

subsidiary. The Company is also required under the Agreement to maintain minimum debt to tangible net worth, interest coverage and tangible net worth ratios, and the Agreement places certain limitations on debt, liens, contingent obligations, investments and cash dividends on common stock. The Company was in compliance with all covenants associated with the Agreement as of December 31, 1996 and June 30, 1997.

     In late 1995, the Company entered into a bank line of credit under which up to $3,500,000 was available for borrowings through September 30, 1996. The Company's accounts receivable, inventory and equipment located in the United States were pledged as collateral under the agreement. The interest rate for this facility was fixed at the bank's reference rate plus 0.75% (9.25% at December 31, 1995). The agreement contained a commitment fee of 0.5% per annum on the unused portion of the line of credit and also contained restrictive financial covenants that required maintenance of certain financial ratios and limited the total amount of fixed or capital purchases. As of December 31, 1995, no amounts were outstanding on this credit line, which was terminated on October 30, 1996.

     The Company has guaranteed the borrowings of its Puerto Rican subsidiary under a loan agreement with Banco Bilbao Vizcaya Puerto Rico ("BBV") for the financing of the construction of an industrial building at Santa Isabel Industrial Park, Santa Isabel, Puerto Rico, and for purchase of machinery and equipment not to exceed the total sum of $5,800,000. The loan is secured by a chattel mortgage upon all machinery and equipment purchased with any part of the loan proceeds and for the full amount of the loan plus interest and other sums due to the bank. The principal amount of this loan is payable in December 1997 or upon the closing of a permanent financing loan from the Government Development Bank of Puerto Rico ("GDB"). The Company has secured the commitment for permanent financing. The BBV loan bears interest at 2% over the lender's defined cost of funds or, in the event that such funds are not available, 1.5% over the lender's prime lending rate. The effective interest rates as of December 31, 1995 and 1996 and June 30, 1997 were 10%, 8% and 9%, respectively. The BBV loan agreement also contains a commission fee equal to 1% of the principal and drawing fees equal to 0.5% of the loan amount. As of December 31, 1995 and 1996 and June 30, 1997, the loan amount outstanding on this agreement was $834,000, $1,069,000 and $1,973,000, respectively.

     The long-term debt, including current portion, is due in aggregate annual installments of $4,273,000, $6,257,000, $7,974,000, $381,000 and $960,000 in
each of the years from 1997 through 2001 and thereafter.

NOTE 7. OPERATING LEASES

     The Company leases its offices and warehouse facilities under noncancelable operating leases. The future minimum lease payments on these noncancelable operating leases with an initial term in excess of one year as of December 31, 1996, are as follows (in thousands):

                                    YEAR ENDING
                                   DECEMBER 31,
            -----------------------------------------------------------
            1997.......................................................  $ 2,314
            1998.......................................................    2,168
            1999.......................................................    2,100
            2000.......................................................    1,348
            2001.......................................................    1,310
            Thereafter.................................................    4,767
                                                                         -------
                                                                         $14,007
                                                                         =======

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

     Rent expense on operating leases was approximately $711,000, $918,000 and $1,643,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $854,000 and $1,166,000, for the six months ended June 30, 1996 and 1997, respectively.

NOTE 8. STOCK SPLIT

     On February 21, 1995, the stockholders of the Company approved a four-for-one split of the Company's common and preferred stock.

NOTE 9. PREFERRED STOCK AND ACCRUED DIVIDENDS

     Each share of preferred stock is convertible into two shares of common stock, at the option of the holder, at any time, on a two-for-one basis, subject to adjustment for dilution. Each share of preferred stock will automatically convert into two shares of common stock in the event of (1) the closing of an underwritten public offering, a sale of substantially all of the assets of the Company, or a consolidation or merger of the Company in which the stockholders prior to the event do not represent a majority of the outstanding shares after the event or (2) upon the written consent of a majority of the total number of outstanding shares of Series A preferred stock. The shares of preferred stock may be redeemed, at the Company's election, at a redemption price of 110% of their original purchase price plus accrued dividends.

     Except as required by law, the Series A preferred stock is non-voting. When Series A preferred stock is entitled to vote as a matter of law, the shares of Series A preferred stock will have a number of votes equal to the number of shares of common stock into which they could then be converted.

     The holders of Series A preferred stock are entitled to cumulative annual dividends of 8.25% per annum, prior and in preference to the payment of any dividends on the common stock (other than a common stock dividend). Such dividends are cumulative from November 1, 1992 and accrue day to day until paid, whether or not earned or declared. The cumulative dividends are to be paid by the Company in cash, in quarterly installments in arrears on April 30, July 31, October 31 and January 31 of each year ("payment dates"). Cumulative dividends of $14,000 were outstanding as of December 31, 1995, 1996 and as of June 30, 1997 and are included in accrued liabilities. Holders of Series A preferred stock, as their sole and exclusive remedy, may elect, at their option upon written notice to the Company, to receive shares of common stock in lieu of cash dividends accrued if the Company fails to pay accrued dividends for eight consecutive payment dates. Cumulative dividends accrued through October 31, 1994 were paid to holders of Series A preferred stock in January 1995 and scheduled quarterly dividend payments were made thereafter.

     In the event of liquidation, holders of Series A preferred stock are entitled to receive an amount equal to the original purchase price of their shares of preferred stock plus all accrued and unpaid dividends.

NOTE 10. COMMON STOCK

  Warrants

     As of December 31, 1995, warrants were outstanding that entitled the warrant holders to purchase up to 588,296 shares of common stock for $0.00125 per share, subject to adjustment for dilution. The warrants expire on the earlier of October 30, 2002 or the date of effectiveness of a registration statement covering at least 35% of the common stock then outstanding. The number of shares subject to the warrants are reduced if the Company meets certain financial performance goals and the Company prepays the subordinated notes payable to stockholders prior to October 30, 1996. The Company repaid this note on October 30, 1996 (see Note 6 and 12). The warrants were issued on October 30, 1992 in connection with the acquisition of the contact lens business in North and South America of Allergan, Inc. In accordance with the original terms of

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

the warrant agreement, all outstanding warrants were cancelled effective December 31, 1996, as a result of the Company achieving certain financial results and prepaying certain subordinated notes payable.

  Stock Option Plans

     The Company has two stock-based compensation plans that are described below. In 1996, the Company adopted the provisions of SFAS No. 123 and elected to continue to account for stock-based compensation using the methods prescribed in APB No. 25. Accordingly, no compensation expense has been recognized for its fixed stock option plans in 1994, 1995 and 1996. Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                    YEAR ENDED
                                                   DECEMBER 31,
                                                ------------------       SIX MONTHS ENDED
                                                 1995       1996          JUNE 30, 1997
                                                ------     -------     --------------------
        Net income
          As reported.........................  $8,790     $10,176            $6,760
          Pro forma...........................  $8,632     $ 9,787            $6,662
        Net income per share
          As reported.........................      --        0.52              0.35
          Pro forma...........................      --        0.50              0.34

     The initial effect of applying the SFAS No. 123 disclosure requirement may not be representative of the effects on reported net income for future years. The Company's 1989 stock option plan provides for the grant to employees, directors or consultants of incentive stock options, exercisable at a price not less than the fair market value of the shares on the grant date, or for nonqualified options, exercisable at a price not less than 85% of the fair market value of the shares on the grant date. The options generally are granted for a six year term and vest over a five-year period. During 1994, the stockholders approved an amendment to the Company's incentive stock option plan increasing the number of shares reserved for issuance under that plan by 938,064 to 2,938,064. The fair value of each option grant is estimated on the grant date by calculating the difference between the current market value of the Company's common stock and the present value of the exercise price using a risk-free interest rate of 6.65% over the expected life of five years. The Company calculated the fair value of options using the minimum value method, which applies a dividend rate and expected volatility of zero. The per share weighted average fair value of options granted during the years ended December 31, 1994, 1995, 1996 and six months ended June 30, 1997 were $0.4066, $0.8114, $1.6413 and
$2.2817, respectively.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

     A summary of stock option transactions under this plan follows:

                                                                                         WEIGHTED
                                                                                         AVERAGE
                                                         RANGE OF          NUMBER OF     EXERCISE
                                                      EXERCISE PRICES       SHARES        PRICE
                                                    -------------------    ---------     --------
Outstanding as of December 31, 1993...............   $0.267 to $1.4688     1,024,480     $ 0.3587
  Exercised.......................................         0.267              (8,320)       0.267
  Granted.........................................        1.4688           1,333,200       1.4687
  Canceled........................................    0.267 to 1.4688       (192,080)      1.1847
                                                     -----------------     ---------      -------
Outstanding as of December 31, 1994...............   $0.267 to $1.4688     2,157,280     $ 1.0018
  Exercised.......................................    0.267 to 1.4688        (85,136)      0.5036
  Granted.........................................    1.4688 to 3.035        392,120       2.8752
  Canceled........................................    0.267 to 3.035        (243,094)      1.4361
                                                     -----------------     ---------      -------
Outstanding as of December 31, 1995...............   $0.267 to $3.035      2,221,170     $ 1.3040
  Exercised.......................................    0.267 to 3.035        (679,140)      0.2993
  Granted.........................................     5.03 to 7.355         395,534       5.8159
  Canceled........................................    0.267 to 7.355        (133,260)      2.4839
                                                     -----------------     ---------      -------
Outstanding as of December 31, 1996...............   $0.267 to $7.355      1,804,304     $ 2.5842
  Exercised.......................................    0.267 to 8.085         (47,760)      1.5782
  Granted.........................................         8.085              76,850       8.0850
  Canceled........................................    1.4688 to 8.085        (33,700)      3.7197
                                                     -----------------     ---------      -------
Outstanding as of June 30, 1997...................   $0.267 to $8.085      1,799,694     $ 2.8215
                                                     =================     =========      =======

     The total number of shares exercisable as of December 31, 1996 was 602,566, at exercise prices ranging from $0.267 to $5.03 and, as of June 30, 1997 was 718,300, at exercise prices ranging from $0.267 to $8.085. As of December 31, 1994, 1995 and 1996 and June 30, 1997, there were available for grant under the plan 733,744, 584,718, 322,444 and 279,294 shares, respectively.

     In 1992, the Company adopted a stock option plan for officers and directors, which provides for the grant of incentive stock options exercisable at a price not less than the fair market value of the shares on the grant date or nonqualified stock options exercisable at a price not less than 85% of the fair market value of the shares on the grant date. A total of 1,280,000 shares of common stock are reserved for issuance under this plan. As of December 31, 1996, an option to purchase the 1,280,000 shares of common stock reserved under this plan had been granted to the Company's president. The option is fully vested and can be exercised at $0.29365 per share, subject to adjustment (see
Note 12).

NOTE 11. INCOME TAXES

     Deferred taxes are provided, where warranted, to reflect the future tax consequences of differences between the financial reporting and tax reporting of various assets and liabilities; these differences will be either taxable or deductible when the related assets and liabilities are recovered or settled. The income tax benefits related to the exercise of stock options reduces taxes currently payable and is credited to common stock. Such amounts approximated $273,000 for 1996.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

     Income before income tax expense includes the following components (in thousands):

                                                           1994        1995        1996
                                                          -------    --------    --------
        United States...................................    4,226      10,692      12,993
        Foreign.........................................      810       1,970       1,172
                                                          -------    --------    --------
                  Total.................................    5,036      12,662      14,165
                                                          =======    ========    ========

     Income tax expense (benefit) for the years ended December 31, 1994, 1995 and 1996, consisted of (in thousands):

                                 1994                        1995                        1996
                       ------------------------   --------------------------   -------------------------
                       CURRENT  DEFERRED  TOTAL   CURRENT  DEFERRED   TOTAL    CURRENT  DEFERRED  TOTAL
                       -------  --------  -----   -------  --------  -------   -------  --------  ------
        Federal......   $  --    $ (374)  $(374)  $   764   $1,311   $ 2,075   $ 1,963   $ (648)  $1,315
        State........       1        --       1       611      254       865       627      389    1,016
        Foreign......     655      (282)    373     1,141     (212)      929       706      952    1,658
                         ----     -----   -----    ------   ------    ------    ------    -----   ------
                        $ 656    $ (656)  $  --   $ 2,516   $1,353   $ 3,869   $ 3,296   $  693   $3,989
                         ====     =====   =====    ======   ======    ======    ======    =====   ======

     The total income tax expense (benefit) differed from the amount computed by applying the federal statutory income tax rate of 34% to income before taxes as a result of the following (in thousands):

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                           1994       1995       1996
                                                          -------    -------    -------
        Computed tax expense at federal statutory rate
          of 34%........................................  $ 1,713    $ 4,304    $ 4,816
        Foreign tax rate differential...................      (21)       (33)        (4)
        Puerto Rico possessions tax credit..............     (255)      (429)    (1,135)
        State taxes.....................................      181        510        367
        Amortization of goodwill........................      168        168        168
        Other permanent differences.....................       98        529       (223)
        Net change in deferred tax asset valuation
          allowance.....................................   (1,884)    (1,180)        --
                                                          -------    -------    -------
                                                          $    --    $ 3,869    $ 3,989
                                                          =======    =======    =======

     The Company has used the profit split method to calculate taxable income since January 1, 1995. Prior to that date, the Company used the cost plus method.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Deferred tax assets:
      Accrual of royalties deductible when paid......................  $   276     $   425
      Net operating loss carryforwards...............................       --          --
      Deferred compensation and interest.............................      426         295
      Accounts receivable, principally due to allowance for doubtful
         accounts....................................................      319         660
      Inventories, principally due to reserves and additional costs
         capitalized for tax purposes................................      899       1,189
      State taxes....................................................      124         236
      Other accrued liabilities......................................      846         576
                                                                       -------     -------
              Total gross deferred tax assets........................    2,890       3,381
      Less valuation allowance.......................................       --          --
         Gross deferred tax assets, net of valuation allowance.......    2,890       3,381
    Deferred tax liabilities:
      Investment in subsidiaries.....................................     (461)       (461)
      Puerto Rico tollgate tax.......................................       --        (818)
      Puerto Rico profit split and basis difference..................     (957)       (957)
      Other basis differences........................................   (1,695)     (1,401)
      Depreciation of property and equipment.........................     (239)       (899)
              Total gross deferred tax liabilities...................   (3,352)     (4,536)
                                                                       -------     -------
              Net deferred tax asset (liability).....................  $  (462)    $(1,155)
                                                                       =======     =======

     At December 31, 1996, taxes have not been provided on $2,121,000 of accumulated foreign unremitted earnings which are expected to remain invested indefinitely. Applicable foreign income taxes have been provided. Although, it is not practical to estimate the amount of additional tax that might be payable on the foreign unremitted earnings, credits for foreign income taxes paid will be available, at tax rates substantially equal to any U.S. tax liability. For financial reporting purposes, a valuation allowance was recognized as of December 31, 1994, to reflect the uncertainty of generating taxable income sufficient to utilize the gross deferred tax asset.

NOTE 12. RELATED PARTY TRANSACTIONS


     On September 30, 1992, the Company entered into a non-exclusive patent license agreement, which granted the Company the right to manufacture, use and sell products and processes covered by patents and patent applications owned by certain former stockholders of OSL, some of whom are stockholders of the Company. The term of the patent license agreement was the life of the licensed patents (up to 17 years). The agreement required the Company to pay royalties to the former OSL stockholders of $0.50 per lens, with a minimum $1,000,000 per royalty year (from July 1 to June 30) commencing in 1993, until $4,400,000 in total royalties has been paid on a cumulative basis. Royalty payments totaling $1,650,000 were made in 1994, and as of December 31, 1994, the Company made cumulative royalty payments of approximately $3,200,000. Royalty payments of $1,200,000 were deposited into an escrow account pending settlement of litigation against certain stockholders of the Company (see Note 14).

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

     Also, on September 30, 1992, the Company entered into a purchase and supply agreement with Aspect Vision Care Ltd. ("AVCL"), an entity affiliated with certain stockholders of the Company. The agreement provided that the Company would sell lenses to AVCL at a purchase price equal to the Company's direct and indirect costs of processing the lenses, plus 20%. As discussed in Note 14, AVCL and the Company were involved in litigation which was settled in February 1997. AVCL accounted for net sales of approximately $1,863,000 for the year ended December 31, 1994 and $407,000 of accounts receivable as of December 31, 1995 and 1996. There were no sales to AVCL in 1995 or 1996. A provision was recorded for the full amount of the accounts receivable from AVCL as of December 31, 1995, which was subsequently written off during the three months ended March 31, 1997.

     During 1993 and 1994 certain individuals who held a controlling interest in AVCL also served as members of the board of directors of the Company's United Kingdom subsidiary (OSL).

     On September 30, 1992, the Company entered into consulting agreements with two stockholders that called for an aggregate of approximately $7,000 per month to be paid for consulting services rendered. These agreements were terminated in February 1997 (see Note 14).

     As of December 31, 1995, the Company had approximately $16,042,000 in subordinated notes, net of debt discount, of which $2,868,000 represented the current portion. The Company also had accrued interest of $481,000 due to the Company's warrant holders and certain stockholders. This debt agreement contained certain restrictive financial covenants requiring the Company to maintain certain levels of tangible net worth and cash, to maintain specified ratios (debt to net worth and quick ratio) and to achieve certain levels of interest expense coverage. The debt was retired on October 30, 1996 (see Note
6).

     As of December 31, 1995 and 1996 and June 30, 1997, the Company had a $2,895,000 long-term junior subordinated note payable due to the Company's president bearing interest at prime plus 3% (11.5%, 11.25% and 11.25% as of December 31, 1995, December 31, 1996 and June 30, 1997, respectively). An agreement was signed by the president on October 30, 1996 that provided for subordination of this junior subordinated note to debt outstanding to a major commercial bank (see Note 6). This note was amended on June 1, 1997 whereby provisions of the subordination was removed and all principal and unpaid interest is payable to him on November 1, 1997. The president had advanced the Company funds periodically, prior to 1993, to meet certain short-term operating cash requirements. Accrued interest on this debt totaled $56,000 as of December 31, 1995 and $54,000 as of December 31, 1996 and June 30, 1997. The president has the right to exercise stock options held by reducing the principal balance owed on the note payable in lieu of providing cash payments upon exercise. The president holds options to purchase 1,280,000 shares of common stock with an exercise price of $0.29365 per share, subject to adjustment.

     A director of the Company, who is also the brother of the President, is a partner in a law firm which has provided legal services to the Company since its formation. The Company made payments for legal services of $400,000, $309,000 $284,000 and $93,000 and $59,000 in the years ended December 31, 1994, 1995 and
1996 and the six months ended June 30, 1996 and 1997.

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

NOTE 13. FOREIGN OPERATIONS

     The Company operates in a single industry segment and has several wholly owned subsidiaries that manufacture the Company's products in the United Kingdom, Canada and Puerto Rico. The Company's operations by geographic area for 1994, 1995 and 1996 and for the six months ended June 30, 1997 are as follows (in thousands):

                                               NORTH
                                              AMERICA    EUROPE    ELIMINATIONS   CONSOLIDATED
                                              --------   -------   ------------   ------------
        December 31, 1994
          Sales to unaffiliated customers...  $ 45,212   $ 3,291     $     --       $ 48,503
          Intercompany sales................    20,838     9,342      (30,180)            --
                                              --------   -------     --------        -------
          Total net sales...................  $ 66,050   $12,633     $(30,180)      $ 48,503
                                              ========   =======     ========        =======
          Income from operations............  $  5,692   $ 1,094     $  1,672       $  8,458
                                              ========   =======     ========        =======
          Net assets........................  $  7,416   $ 2,509     $ (5,478)      $  4,447
                                              ========   =======     ========        =======
        December 31, 1995
          Sales to unaffiliated customers...  $ 64,377   $ 3,710     $     --       $ 68,087
          Intercompany sales................    25,059    13,291      (38,350)            --
                                              --------   -------     --------        -------
          Total net sales...................  $ 89,436   $17,001     $(38,350)      $ 68,087
                                              ========   =======     ========        =======
          Income from operations............  $ 14,929   $ 1,724     $ (1,401)      $ 15,252
                                              ========   =======     ========        =======
          Net assets........................  $ 12,623   $10,459     $ (9,790)      $ 13,292
                                              ========   =======     ========        =======
        December 31, 1996
          Sales to unaffiliated customers...  $ 84,009   $ 6,500     $     --       $ 90,509
          Intercompany sales................    29,702    20,345      (50,047)            --
                                              --------   -------     --------        -------
          Total net sales...................  $113,711   $26,845     $(50,047)      $ 90,509
                                              ========   =======     ========        =======
          Income from operations............  $ 16,587   $ 1,523     $   (675)      $ 17,435
                                              ========   =======     ========        =======
          Net assets........................  $ 29,729   $15,340     $(21,180)      $ 23,889
                                              ========   =======     ========        =======
        Six Months Ended June 30, 1997
          Sales to unaffiliated customers...  $ 47,972   $ 4,997     $     --       $ 52,969
          Intercompany sales................    15,498    10,056      (25,554)            --
                                              --------   -------     --------        -------
          Total net sales...................  $ 63,470   $15,053     $(25,554)      $ 52,969
                                              ========   =======     ========        =======
          Income from operations............  $ 10,972   $ 1,004     $  1,474       $ 10,502
                                              ========   =======     ========        =======
          Net assets........................  $ 35,817   $17,924     $(25,254)      $ 30,487
                                              ========   =======     ========        =======

     Europe is comprised of the Company's United Kingdom and Hungary operations that make up 99.4% and 0.6%, respectively, as of December 31, 1996 and 99.2% and 0.8%, respectively, of the Company's European net assets as of June 30, 1997.

NOTE 14. LITIGATION

     In 1994, litigation was commenced by the Company and OSL, its United Kingdom subsidiary, against former employees and a former director of OSL, its United Kingdom distributor (AVCL) and certain related parties. The claims by the Company were essentially for misappropriation of intellectual property, breach of contract and nonpayment of accounts. In a related matter, there was also a patent infringement action against OSL which involved the validity of a certain molding patent that was licensed by OSL from certain of the

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

defendants. The Company also brought an action in federal court in California against certain of the same individuals who were sued in the United Kingdom. The California action was essentially one for breach of employment, breach of contract and violation of securities laws.

     In November 1996, judgment was rendered in the United Kingdom actions. In February 1997, prior to the determination of any costs or damages by the United Kingdom courts, the parties to the above litigations entered into a settlement agreement for total monetary consideration of $10,000,000. The settlement agreement provided for, among other things, (i) a mutual release and termination of all pending litigation; (ii) the replacement of the September 30, 1992 patent license agreement (See Note 12) with a new, fully paid-up, non-exclusive, patent license, that did not contain any restrictions on the Company's ability to sell contact lenses to other contact lens manufacturers; and, (iii) the termination of the Company's obligation to supply contact lenses under the September 30, 1992 purchase and supply agreement (See Note 12), including a limitation of the Company to sell contact lenses directly into the United Kingdom. The Company paid $3,333,000 to the defendants upon consummation of the settlement agreement and agreed to pay an additional $6,667,000 upon the earlier of February 27, 1998 or the sale of the Company's common stock in an initial public offering. The Company has the option of paying a portion of this remaining amount in common stock at a designated fixed value.

     The Company engaged a third party valuation firm to value the United Kingdom marketing rights and the prepaid patent license agreement acquired as a result of the settlement agreement and assigned values to the liabilities identified as a result of the court judgment. The Company then allocated the $10,000,000 of consideration to the liabilities identified and the intangible assets acquired on a pro rata basis. As a result of this allocation and in accordance with APB Opinion No. 17, "Intangible Assets," the Company allocated $8,800,000 of the consideration to the United Kingdom marketing rights and the prepaid patent license agreement acquired. The Company has assigned an estimated useful life of 10 years to the United Kingdom marketing rights and the prepaid patent license agreement.

     The Company incurred legal expenses, which were included in general and administrative expenses, in 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997 of $549,000, $1,320,000, $2,513,000, $649,000 and $52,000,
respectively, related to this litigation.

     Various other legal actions arising in the normal course of business have been brought against the Company and certain of its subsidiaries. Management believes that the ultimate resolution of the these actions will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 15. OTHER COMMITMENTS

     Commitments for the remodeling of existing facilities and purchase of capital equipment over the next year are approximately $2,849,000 and $7,686,000, respectively, as of December 31, 1996 and June 30, 1997.

NOTE 16. SUBSEQUENT EVENTS

  Compensation Plans

     In June 1997, the Board of Directors and the stockholders of the Company adopted the following compensation plans:

     The 1997 Equity Incentive Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonqualified stock options to employees, officers, directors, consultants, independent contractors and advisors of the Company. The exercise price of all incentive stock options must be equal to the fair market value of the Company's common stock on the date of grant. The exercise price of

                             OCULAR SCIENCES, INC.

                  (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996
            AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)

all nonqualified stock options must be at least equal to 85% of that value. A total of 2,000,000 shares of common stock are reserved for future issuances under the plan.

     The 1997 Directors Stock Option Plan provides for grants of nonqualified stock options to certain non-employee directors of the Company. The exercise price per share of all options granted under the plan must be equal to the fair market value of the Company's common stock on the date of grant. A total of 300,000 shares of common stock are reserved for future issuances under the plan.

     The 1997 Employee Stock Purchase Plan will be implemented by an offering commencing on the date of the closing of the proposed initial public offering. The plan permits employees to purchase common stock at a price equal to 85% of the fair market value of the Company's common stock. A total of 400,000 shares of common stock are reserved for future issuances under the plan.

  Financing

     Effective upon the closing of a public offering of the Company's common stock, the Company intends to amend and restate the commercial lending facility (the "Revised Agreement") and has received a commitment from its bank for a modification to the Revised Agreement under which the Company could borrow up to $20 million in revolving credit loans. Outstanding borrowings under the Revised Agreement are expected to fluctuate based on investment levels in working capital and property and equipment. The Company expects that the Revised Agreement will terminate on June 30, 2000, and would be secured by a pledge of the Company's stock in its subsidiaries and the Company's inventory and accounts receivable. Borrowings under the Revised Agreement would bear interest at Comerica's prime rate or at Comerica's eurodollar rate plus a specified margin that varies based on the Company's ratio of debt to tangible net worth.

  Loans to Officer

     In April 1997, the Company loaned a total of $892,195 to certain employees of the Company, of which $550,923 is a full-recourse promissory note loaned to the Company's Vice President, U.S. Sales. All the loans, except for the loan to this officer, are non-recourse but are secured by a total of 228,846 shares of the Company's Common Stock, 102,212 of which have been pledged by the officer. The loans bear interest at a rate of 6%, payable on or before the earliest to occur of the one year anniversary of each loan, respectively, termination of employment, liquidation or dissolution of the Company or, under certain circumstances, merger or consolidation of the Company.

                              OCULAR SCIENCE LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses to be paid by the Registrant in connection with this offering are as follows:

        SEC Registration Fee.............................................  $   40,146
        NASD Filing Fee..................................................      13,748
        Nasdaq National Market Application Fee...........................      50,000
        Printing.........................................................     100,000
        Legal Fees and Expenses..........................................     450,000
        Accounting Fees and Expenses.....................................     180,000
        Director and Officer Liability Insurance.........................     136,000
        Blue Sky Fees and Expenses.......................................      10,000
        Transfer Agent and Registrar Fees................................       2,500
        Miscellaneous....................................................      97,606
                                                                           ----------
                  Total..................................................  $1,080,000
                                                                           ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI of the Registrant's Bylaws provides for mandatory indemnifications of its directors and officers and permissible indemnifications of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnity Agreements with its officers and directors, and has entered into a Registration Rights Agreement with certain of its stockholders providing for, among other things, indemnification of selling stockholders under certain circumstances. Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities.

     The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

     As authorized by the Registrant's Bylaws, the Registrant, with approval by the Registrant's Board of Directors, has applied for, and expects to obtain, directors' and officers' liability insurance with a per claim and annual aggregate coverage limit of $30 million.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                   DOCUMENT                              EXHIBIT NUMBER
        ---------------------------------------------------------------  --------------
        Underwriting Agreement.........................................        1.01
        Registrant's Bylaws............................................        3.04
        Registration Rights Agreement..................................        4.01
        Form of Indemnity Agreement....................................       10.06

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following table sets forth information regarding all securities sold by the Registrant since May 1, 1994.

                                                                           NUMBER        AGGREGATE           FORM OF
      CLASS OF PURCHASERS          DATE OF SALE    TITLE OF SECURITIES    OF SHARES    PURCHASE PRICE     CONSIDERATION
--------------------------------   ------------    -------------------    ---------    --------------     -------------
Exercise of options by 31          05/94-
optionees.......................   04/30/97        Common Stock             808,356     $ 273,837.79         Cash

Edgar J. Cummins, William R.
Grant(1), Daniel J. Kunst and
Terence M. Fruth................   11/30/94        Common Stock              26,928        39,550.50      Services as
                                                                                                           director
Allergan, Inc., Galen Partners,
L.P., ..........................   12/14/94 and
Galen Partners International
L.P. ...........................   12/22/94        Common Stock           2,178,294         3,630.49         Cash

Edgar J. Cummins, William R.
Grant(1), Daniel J. Kunst,
Terence M. Fruth and Richard M.
Haugen(2).......................   01/10/96        Common Stock               5,566        27,996.98      Services as
                                                                                                           director

---------------

(1) Stock certificate issued to Galen Associates.

(2) Stock certificate issued to Richard M. Haugen and Mary J. Haugen as trustees of the Haugen Family Trust.

     All sales of Common Stock made pursuant to the exercise of stock options granted under the Registrant's stock option plan and issuances to directors and independent contractors were made pursuant to the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act.

     All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a) The following exhibits are filed herewith:


EXHIBIT
NUMBER                                          EXHIBIT TITLE
------        ----------------------------------------------------------------------------------
 1.01      -- Underwriting Agreement.
 2.01      -- Form of Agreement and Plan of Merger by and between O.S.I. Corporation, a
              California corporation, and Registrant.+
 3.01      -- Registrant's Certificate of Incorporation.+
 3.02      -- Registrant's Certificate of Designation of Preferred Stock.+
 3.03      -- Form of Registrant's Restated Certificate of Incorporation to be effective upon the closing of this offering.+
 3.04      -- Registrant's Bylaws.+
 4.01      -- Registration Rights Agreement dated as of October 30, 1992 by and among the
              Registrant and the other parties listed on the signature pages thereto.+
 4.02      -- Amendment to Registration Rights Agreement and Shareholders' Agreement dated as of
              February 27, 1997 by and among the Registrant and the other parties listed on the signature pages thereto.+
 5.01      -- Opinion of Fenwick & West LLP regarding legality of the securities being issued.
10.01      -- Registrant's 1989 Stock Option Plan adopted July 21, 1989, as amended November 30,
              1994.+
10.02      -- Registrant's 1992 Officers and Directors Stock Option Plan adopted September 30,
              1992.+
10.03      -- Registrant's 1997 Equity Incentive Plan.+
10.04      -- Registrant's 1997 Directors Stock Option Plan.+

EXHIBIT
NUMBER                                          EXHIBIT TITLE
------        ----------------------------------------------------------------------------------
10.05      -- Registrant's 1997 Employee Stock Purchase Plan.+
10.06      -- Form of Indemnity Agreement to be entered into by Registrant with each of its directors and executive officers.+
10.07      -- Junior Subordinated Promissory Note dated October 30, 1996, issued by O.S.I.
              Corporation to John Fruth, as amended.+
10.08      -- Settlement Agreement and Release dated as of February 27, 1997 between Aspect
              Vision Care Ltd., New Focus Health Care Ltd., Geoffrey Galley, Anthony Galley,
              Barrie Bevis, Albert Morland, Ivor Atkinson, Wilfred Booker, Ocular Sciences Ltd.,
              O.S.I. Corporation and John Fruth.#
10.09      -- Amendment to Settlement Agreement and Release dated as of February 27, 1997 between the parties to the Settlement Agreement and Contact Lens Technologies
              Ltd.+
10.10      -- Patent License Agreement dated February 27, 1997 by and between Ocular Sciences
              Ltd. and certain persons referred to therein as the Patent Owners.+
10.11      -- Employment Agreement dated March 27, 1996 by between John Lilley and O.S.I.
              Corporation.+
10.12      -- Lease for 475 - 479 Eccles Avenue dated May 18, 1995, between Stanley D. McDonald,
              Norman H. Scherdt, Herbert A. West and McDonald Ltd. as "Landlord" and O.S.I.
              Corporation as "Tenant."+
10.13      -- Lease for Santa Isabel, Puerto Rico Kingdom dated September 14, 1984, between The
              Puerto Rico Industrial Development Company as "Landlord" and O.S.I. Puerto Rico
              Corporation as "Tenant," as amended.+
10.14      -- Counterpart Underlease of Distribution Depot dated November 30, 1995 among Boots the Chemist Limited as "Landlord," Ocular Sciences Limited as "Tenant" and O.S.I.
              Corporation as "Guarantor."+
10.15      -- Credit Agreement between O.S.I. Corporation and Comerica Bank - California dated
              October 30, 1996 and exhibits thereto.
11.01      -- Statement regarding computation of pro forma and supplementary pro forma net income per share.+
21.01      -- List of Subsidiaries.+
23.01      -- Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02      -- Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants.
24.01      -- Power of Attorney.+
27.01      -- Financial Data Schedule.


---------------

+ Previously filed.


# Confidential treatment has been requested from the Securities and Exchange
  Commission with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission.

          (b) The following financial statement schedule is filed herewith:

          Schedule II -- Valuation and Qualifying Accounts

                                                            ADDITIONS
                                                     -----------------------
                                        BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                        BEGINNING    COSTS AND      OTHER                      END
                                        OF PERIOD     EXPENSES     ACCOUNTS   DEDUCTIONS    OF PERIOD
                                        ----------   ----------   ----------  ----------    ----------
    YEAR ENDED DECEMBER 31, 1996
      Allowance for sales returns and      1,930          193           --        (672)(1)     1,451
         doubtful accounts
         receivable....................
      Provision for excess and obsolete    2,341          983           --      (1,082)(2)     2,242
         inventory.....................
    YEAR ENDED DECEMBER 31, 1995
      Allowance for sales returns and      2,011          468           --        (549)(1)     1,930
         doubtful accounts
         receivable....................
      Provision for excess and obsolete    4,554          575           --      (2,788)(2)     2,341
         inventory.....................
    YEAR ENDED DECEMBER 31, 1994
      Allowance for sales returns and      1,465          950           --        (404)(1)     2,011
         doubtful accounts
         receivable....................
      Provision for excess and obsolete   11,892          256           --      (7,594)(2)     4,554
         inventory.....................

---------------

(1) Uncollectible accounts written off, net of recoveries.

(2) Discontinued, expired, damaged and scrap inventory.

     Other financial statement schedules are omitted because the information called for is not required or is shown either in the Consolidated Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the thirty-first day of July, 1997.


                                          OCULAR SCIENCES, INC.

                                          By:   /s/ GREGORY E. LICHTWARDT
                                            ------------------------------------
                                                   Gregory E. Lichtwardt
                                                Vice President, Finance and
                                                  Chief Financial Officer


     In accordance with the requirements of the Securities Act, this Amendment No. 4 was signed by the following persons in the capacities and on the dates indicated.



                    NAME                                     TITLE                    DATE
---------------------------------------------  ---------------------------------  -------------
PRINCIPAL EXECUTIVE OFFICER:

                      *                          President and Chief Executive    July 31, 1997
---------------------------------------------  Officer and Chairman of the Board
                John D. Fruth                            of Directors

PRINCIPAL FINANCIAL AND
PRINCIPAL ACCOUNTING OFFICER:

          /s/ GREGORY E. LICHTWARDT            Vice President, Finance and Chief  July 31, 1997
---------------------------------------------          Financial Officer
            Gregory E. Lichtwardt

DIRECTORS:

                      *                                    Director               July 31, 1997
---------------------------------------------
              Edgar J. Cummins

                      *                                    Director               July 31, 1997
---------------------------------------------
              Terence M. Fruth

                      *                                    Director               July 31, 1997
---------------------------------------------
              William R. Grant

                      *                                    Director               July 31, 1997
---------------------------------------------
               Daniel J. Kunst

                      *                                    Director               July 31, 1997
---------------------------------------------
           Francis R. Tunney, Jr.

       *By: /s/ GREGORY E. LICHTWARDT
---------------------------------------------
            Gregory E. Lichtwardt
              Attorney-in-Fact

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ocular Sciences, Inc.

Under date of February 14, 1997, except as to Notes 1 and 16 of the Notes to Consolidated Financial Statements, which are as of July 14, 1997, we reported on the consolidated balance sheets of Ocular Sciences, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                           KPMG Peat Marwick LLP

February 14, 1997, except as to Notes 1 and 16 of the Notes to Consolidated Financial Statements which are as of July 14, 1997
San Francisco, California

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                       EXHIBIT TITLE                                 PAGE
------         --------------------------------------------------------------------------  -----
 1.01      --  Underwriting Agreement....................................................
 2.01      --  Form of Agreement and Plan of Merger by and between O.S.I. Corporation, a
               California corporation, and Registrant+...................................
 3.01      --  Registrant's Certificate of Incorporation+................................
 3.02      --  Registrant's Certificate of Designation of Preferred Stock+...............
 3.03      --  Form of Registrant's Restated Certificate of Incorporation to be effective upon the closing of this offering+........................................
 3.04      --  Registrant's Bylaws+......................................................
 4.01      --  Registration Rights Agreement dated as of October 30, 1992 by and among the Registrant and the other parties listed on the signature pages thereto+..................................................................
 4.02      --  Amendment to Registration Rights Agreement and Shareholders' Agreement
               dated as of February 27, 1997 by and among the Registrant and the other parties listed on the signature pages thereto+............................
 5.01      --  Opinion of Fenwick & West LLP regarding legality of the securities being issued....................................................................
10.01      --  Registrant's 1989 Stock Option Plan adopted July 21, 1989, as amended
               November 30, 1994+........................................................
10.02      --  Registrant's 1992 Officers and Directors Stock Option Plan adopted
               September 30, 1992+.......................................................
10.03      --  Registrant's 1997 Equity Incentive Plan+..................................
10.04      --  Registrant's 1997 Directors Stock Option Plan+............................
10.05      --  Registrant's 1997 Employee Stock Purchase Plan+...........................
10.06      --  Form of Indemnity Agreement to be entered into by Registrant with each of its directors and executive officers+.....................................
10.07      --  Junior Subordinated Promissory Note dated October 30, 1996, issued by
               O.S.I. Corporation to John Fruth, as amended+.............................
10.08      --  Settlement Agreement and Release dated as of February 27, 1997 between
               Aspect Vision Care Ltd., New Focus Health Care Ltd., Geoffrey Galley,
               Anthony Galley, Barrie Bevis, Albert Morland, Ivor Atkinson, Wilfred
               Booker, Ocular Sciences Ltd., O.S.I. Corporation and John Fruth#..........
10.09      --  Amendment to Settlement Agreement and Release dated as of February 27,
               1997 between the parties to the Settlement Agreement and Contact Lens
               Technologies Ltd.+........................................................
10.10      --  Patent License Agreement dated February 27, 1997 by and between Ocular
               Sciences Ltd. and certain persons referred to therein as the Patent
               Owners+...................................................................
10.11      --  Employment Agreement dated March 27, 1996 by between John Lilley and
               O.S.I. Corporation+.......................................................
10.12      --  Lease for 475 - 479 Eccles Avenue dated May 18, 1995, between Stanley D.
               McDonald, Norman H. Scherdt, Herbert A. West and McDonald Ltd. as
               "Landlord" and O.S.I. Corporation as "Tenant"+............................
10.13      --  Lease for Santa Isabel, Puerto Rico Kingdom dated September 14, 1984, between The Puerto Rico Industrial Development Company as "Landlord" and
               O.S.I. Puerto Rico Corporation as "Tenant," as amended+...................
10.14      --  Counterpart Underlease of Distribution Depot dated November 30, 1995 among
               Boots the Chemist Limited as "Landlord," Ocular Sciences Limited as
               "Tenant" and O.S.I. Corporation as "Guarantor"+...........................
10.15      --  Credit Agreement between O.S.I. Corporation and Comerica Bank - California dated October 30, 1996.
11.01      --  Statement regarding computation of pro forma and supplementary pro forma net income per share+.....................................................
21.01      --  List of Subsidiaries+.....................................................
23.01      --  Consent of Fenwick & West LLP (included in Exhibit 5.01)..................
23.02      --  Consent of KPMG Peat Marwick LLP, Independent Certified Public
               Accountants...............................................................
24.01      --  Power of Attorney+........................................................
27.01      --  Financial Data Schedule...................................................


---------------

+ Previously filed.


# Confidential treatment has been requested from the Securities and Exchange
  Commission with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission.